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As Filed with the Securities and Exchange Commission on November 25, 2003

Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Cherokee International Corporation
(Exact name of Registrant as specified in its charter)

Delaware (State or Other Jurisdiction of Incorporation of Organization)	3679 (Primary Standard Industrial Classification Code Number)	95-4745032 (I.R.S. Employer Identification Number)

2841 Dow Avenue
Tustin, California 92780
(714) 544-6665
(Address, Including Zip Code, and Telephone Number Including Area Code, of Registrant's Principal Executive Offices)

Jeffrey M. Frank
President and Chief Executive Officer
Cherokee International Corporation
2841 Dow Avenue
Tustin, California 92780
(714) 544-6665
(Name, Address, Including Zip Code, and Telephone Number Including Area Code, of Agent For Service)

Copies to:
Jeffrey H. Cohen, Esq. Jennifer A. Bensch, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 300 South Grand Avenue, Suite 3400 Los Angeles, California 90071 (213) 687-5000	Cynthia A. Rotell, Esq. Latham & Watkins LLP 633 West Fifth Street, Suite 4000 Los Angeles, California 90071 (213) 485-1234

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $.001 per share	$92,000,000	$7,442.80

(1)
Includes shares which the underwriters have the option to purchase to cover over-allotments, if any.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED NOVEMBER 25, 2003.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offers to buy these securities in any state where the offer or sale is not permitted.

                                                                                                                                                                                                  Shares

Cherokee International Corporation

Common Stock

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $        and $        per share. We will apply to list our common stock on The NASDAQ National Market under the symbol "CHRK."

        The underwriters have an option to purchase a maximum of                         additional shares of our common stock to cover over-allotments of shares.

        Investing in our common stock involves risks. See "Risk Factors" on page 7.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Cherokee International Corporation
Per Share	$	$	$
Total	$	$	$

        Delivery of the shares of common stock will be made on or about                         ,         .

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Sole Book-Running Manager
Credit Suisse First Boston	Lehman Brothers

The date of this prospectus is                         ,         .

        You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

        We present market data and industry forecasts and projections in this prospectus, which we have obtained from market research, publicly available information and industry publications, including Venture Development Corporation and Micro-Tech Consultants. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. These reports include estimates of information for privately held companies. The forecasts and projections are based on industry surveys and the preparers' experience in the industry and there is no assurance that any of the projected amounts will be achieved.

        This prospectus refers to brand names, trademarks, service marks and trade names of other companies and organizations, and these brand names, trademarks, service marks and trade names are the property of their respective holders.

Dealer Prospectus Delivery Obligation

        Until                ,        (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. We urge you to read this entire prospectus carefully, including our consolidated financial statements and related notes and the "Risk Factors" section, before making an investment decision. In addition, this prospectus contains summaries of other documents. We also urge you to review the complete documents rather than relying upon the summaries. All references in this prospectus to "Cherokee," "we," "us," "our company" or "our" refer to Cherokee International Corporation and its consolidated subsidiaries, except where it is clear that such terms mean only Cherokee International Corporation.

Cherokee International Corporation

        We are a leading designer and manufacturer of power supplies for original equipment manufacturers, or OEMs. Our advanced power supply products are typically custom designed into mid- to high-end commercial applications in the computing and storage, wireless infrastructure, enterprise networking, medical and industrial markets. We are often the sole source provider of power supplies for OEM products into which our power supplies have been designed. Our power supply products are differentiated from those used in lower-end electronics, such as personal computers and mobile phones, by their high level of engineering and reliability. We strive to distinguish ourselves from our competitors with sophisticated engineering, design flexibility, innovative solutions, rapid prototype development, and efficient, low-cost manufacturing.

Industry Background

        Power supplies are an essential element in the supply, regulation and distribution of electrical power in electronic equipment. Generally, power supplies convert alternating current, or AC, from a primary power source, such as a utility company, into a precisely controlled direct current, or DC. Virtually every electronic device that plugs into an AC wall socket requires some type of AC/DC power supply. DC/DC converters modify one DC voltage level to other DC levels to meet the distinctive power needs of various electronic subsystems and components.

        Modern commercial electronic systems, especially computing and storage and wireless infrastructure equipment, require a precise and constant supply of electrical power that is significantly more refined than the power provided by the electric utility grid. Therefore, OEMs utilize advanced power supplies designed and manufactured by power supply vendors on a custom, modified standard or standard basis, depending on the needs of the specific customer.

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  Custom power supplies necessitate a working relationship between the OEM and the power supply vendor to provide maximum design flexibility to meet the exact form, fit and function required for a specific application. Custom products with low- to mid-production volume are typically provided by a sole source.

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  Modified standard power supplies are built with standard "off-the-shelf" products, yet require some degree of customization that does not change the basic product architecture.

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  Standard "off-the-shelf" power supplies are products designed to appeal to a wide range of customers for use in a variety of different applications. Standard power supply products are less differentiated than custom or modified standard products and are usually subject to more pricing pressure.

Key Industry Trends

        Large, Growing AC/DC Market.    According to Venture Development Corporation, or VDC, the global market for third-party AC/DC power supply products is expected to be $4.1 billion in 2003. We believe principal factors contributing to growth in this market will include:

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  Increasing demand from OEMs due to improving end markets;

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  Increasing spending for information technology and communications equipment (especially wireless);

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  Increasing demand for electronic equipment and systems in Asia and emerging markets;

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  Increasing quality and reliability requirements of power supplies in OEMs' end products; and

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  New product development by OEMs.

        Growing, Complementary DC/DC Market.    According to VDC, the global market for third-party DC/DC converters is expected to be $2.0 billion in 2003. The DC/DC market is expected to experience growth principally due to the proliferation of electronic devices that require lower DC voltages at higher currents.

        Reduction of Approved Vendors Benefits Quality Power Supply Companies.    To improve operating efficiencies and shorten the cycle time required to introduce new products, OEMs are relying on a smaller number of approved vendors, including power supply vendors.

Competitive Strengths

        Leading Provider of Custom Solutions.    We specialize in providing AC/DC custom power supply solutions. We derived approximately 84% of our net sales for the nine months ended September 30, 2003 from AC/DC custom products. We believe our engineering expertise and our database of custom designs provide us with a competitive advantage in building high-quality, reliable custom power supply solutions that meet the demanding requirements of our customers' products.

        Distinctive Combination of Local Engineering with Low-Cost Manufacturing.    We provide our customers with the benefits of local design and engineering coupled with competitive pricing. With design centers in the United States and Europe, augmented by a complementary design center in India, our engineers can more efficiently interact with our customers' engineers during the design and prototype development phase. We offer competitively priced products by using our sophisticated, efficient, low-cost manufacturing facilities located in Orange County, California; Wavre, Belgium; Guadalajara, Mexico; and Bombay, India.

        Efficient Operations Generate High Margins.    In each of our past five fiscal years ended December 31, 2002, we have generated an operating margin at least 700 basis points higher than the average operating margin of our four publicly traded power supply competitors.

        Strong Partnerships with Blue Chip OEM Customers.    We provide products to leading OEMs in the computing and storage, wireless infrastructure, enterprise networking, medical, industrial and other mid- to high-end electronic equipment industries. Our largest customers include Alcatel, Brocade Communications Systems, Dell Inc., Hewlett-Packard, Honeywell International, Juniper Networks, Motorola, Inc. and Nortel Networks.

        Sole Provider for Programs Comprising a Majority of Our Sales.    We believe we are the sole source provider on programs that comprised approximately 88% of our net sales for the nine months ended September 30, 2003. Our products are generally used for the entire life cycle of a customer's end product, providing a base of recurring sales from year to year during that cycle.

        Reputation for Quality and Service in an Increasingly Demanding Environment.    We use advanced quality controlled testing methods to monitor our sophisticated design and manufacturing process, and we test 100% of our finished products using automated equipment and customer-approved tests. Our reputation for quality and service was recently recognized by Frost & Sullivan, which awarded us its 2003 Market Engineering Customer Service Innovation Award.

        Rapid Prototype Lead Times and Time-to-Production.    On average, we are able to deliver custom product prototypes within 10 to 12 weeks of design win. We strive to help our customers reach full production more rapidly than our competitors in the custom market.

        Experienced Management Team.    Jeffrey Frank, our President and Chief Executive Officer, joined us in 2001 and has over 18 years of electronics industry experience. Mr. Frank is supported by a senior management team including Bud Patel, Van Holland, Dennis Pouliot, Howard Ribaudo, Alex Patel and Marcel Miller, who average approximately 25 years of power supply and electronics industry experience and who also average approximately 15 years of service with Cherokee.

Business Strategy

        Our objective is to grow our business profitably by being the power supply partner of choice for select industry-leading OEMs who require sophisticated power solutions. Key elements of our strategy include:

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  Increase sales to our existing customers;

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  Expand our customer base through increased sales and marketing efforts;

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  Increase sales from complementary DC/DC product offerings;

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  Expand and cross-sell product offerings;

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  Expand our global manufacturing presence;

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  Leverage infrastructure to improve margins; and

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  Pursue selected acquisitions.

Restructuring Transactions

        In November 2002, we completed a restructuring of our debt and reorganized from a California limited liability company into a Delaware corporation. As part of the restructuring, we amended our then-existing credit facility and entered into a new senior credit facility. We also issued second lien notes, together with warrants to purchase shares of our common stock, and we exchanged $100.0 million of our existing subordinated notes for our senior convertible notes and our senior notes, together with warrants to purchase shares of our common stock.

        We intend to use a portion of the net proceeds from this offering to repay all debt outstanding under our senior credit facilities and our second lien notes. In addition, at the closing of this offering, the original principal amount of our senior convertible notes will automatically convert into shares of our common stock, and we expect that all of the warrants issued in the restructuring transactions will be exercised in accordance with their terms. Interest previously paid on the senior convertible notes has been added to the principal amount. That interest, plus any accrued and unpaid interest to the time of this offering, will be paid in cash with a portion of the net proceeds and will not convert into shares of our common stock.

        In this prospectus, we refer to the restructuring and related transactions as the "Restructuring Transactions." For specific information regarding the Restructuring Transactions, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Our principal offices are located at 2841 Dow Avenue, Tustin, California 92780, and our telephone number is (714) 544-6665. We also maintain a website at www.cherokeellc.com. The information on our website is not part of this prospectus.

The Offering

Common stock offered	shares
Common stock to be outstanding after this offering	shares
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $73.0 million. We intend to use the net proceeds of this offering to repay certain debt and for general corporate purposes. See "Use of Proceeds."
Proposed NASDAQ National Market Symbol	CHRK
Risk factors	For a discussion of certain risks relating to our business and an investment in our common stock, see "Risk Factors."

        Except as otherwise indicated, all share information in this prospectus is based on the number of shares outstanding as of September 30, 2003 and:

  •
  assumes an initial public offering price of $          per share;

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  includes 15,918,008 shares of our common stock issuable upon exercise of outstanding warrants at an exercise price of $0.01 per share that will terminate if not exercised prior to the closing of this offering;

  •
  includes 24,506,848 shares of our common stock issuable upon conversion of the original principal amount of our outstanding senior convertible notes at a conversion price of approximately $2.18 per share that will automatically convert into shares of our common stock upon the closing of this offering (we refer in this prospectus to the conversion of our senior convertible notes and the assumed exercise of the warrants described above as the "Conversion of Convertible Securities");

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  excludes 4,218,150 shares of our common stock issuable upon exercise of outstanding options that have been granted under our existing stock option plan with exercise prices ranging from $1.50 to $2.65 per share;

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  excludes                shares of our common stock available for future grant or issuance under our new stock incentive plan and stock purchase plan; and

  •
  assumes no exercise of the underwriters' over-allotment option.

Summary Consolidated Financial Data

        The summary consolidated financial data for the years ended December 31, 1998 and 1999 have been derived from our audited consolidated financial statements that are not included in this prospectus. The actual summary consolidated financial data as of and for the years ended December 31, 2000, 2001 and 2002 and as of and for the nine months ended September 30, 2003, have been derived from our audited consolidated financial statements that appear elsewhere in this prospectus. The summary consolidated statement of operations and other financial data for the nine months ended September 30, 2002 are derived from our unaudited financial statements that also appear elsewhere in this prospectus. Our results for interim periods are not necessarily indicative of our results for a full year's operations. The pro forma as adjusted data for the year ended December 31, 2002 and the nine months ended September 30, 2003 give effect to the Conversion of Convertible Securities and the consummation of this offering and the application of the net proceeds as described under "Use of Proceeds," as if such events occurred at the beginning of each period presented. The pro forma consolidated balance sheet data as of September 30, 2003, reflect our capitalization as of such date, adjusted to give effect to the Conversion of Convertible Securities as if such conversion occurred on such date. The pro forma as adjusted consolidated balance sheet data as of September 30, 2003 reflect our capitalization as of such date, adjusted to give effect to the Conversion of Convertible Securities and the consummation of this offering and the application of the net proceeds as described under "Use of Proceeds" as if such events occurred on that date. You should read the following financial information together with the information under "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Years Ended December 31,						Nine Months Ended September 30,
	1998	1999	2000(1)	2001	2002		2002	2003
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$87,553	$121,458	$143,175	$121,994		$96,293	$73,507		$78,820
Gross profit	32,729	43,865	45,214	30,751		25,695	19,607		22,100
Operating income	23,935	27,936	28,132	10,515		7,545	6,389		830
Net income (loss) before cumulative effect of a change in accounting principle	23,900	16,552	11,663	(6,493)		(11,011)	(5,728)		(12,131)
Cumulative effect of a change in accounting principle: goodwill impairment	—	—	—	—		(34,600)	(34,600)		—
Net income (loss)	23,900	16,552	11,663	(6,493)		(45,611)	(40,328)		(12,131)
Pro Forma As Adjusted (2):
Net loss					$			$
Basic and diluted net loss per share					$			$

Basic and diluted weighted average shares outstanding

Other Financial Data:
Cash flow provided by (used in) operating activities	$20,066	$19,152	$6,730	$17,009		$5,161	$7,928		$(5,179)
Capital expenditures	1,898	532	4,873	1,745		1,027	730		1,281
Depreciation and amortization	1,671	2,390	4,827	6,694		3,445	2,567		2,700

	As of September 30, 2003
	Actual	Pro Forma	Pro Forma As Adjusted(3)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,447	$2,447	$
Working capital	16,061	16,061
Total assets	68,844	68,844
Total debt	159,721	106,351
Stockholders' deficit	(129,781)	(76,411)

(1)
Includes the results of Industrial and Telecommunication Systems, or ITS, from the period June 16, 2000 to December 31, 2000. We acquired ITS on June 15, 2000. See Note 14 to the consolidated financial statements.

(2)
The pro forma as adjusted net loss and basic and diluted net loss per share amounts reflect a reduction of interest expense, net of tax, resulting from the Conversion of Convertible Securities and application of the net proceeds to us from this offering as described under "Use of Proceeds" and assume (i) the estimated net proceeds to us from this offering of $73.0 million are applied to the repayment of approximately (as of September 30, 2003) $12.5 million of term loans, $2.7 million borrowed under the revolving credit facility and $43.5 million of second lien notes and (ii) the Conversion of Convertible Securities, in each case at the beginning of each period presented.

(3)
The pro forma as adjusted balance sheet data assumes that the Conversion of Convertible Securities and the application of the net proceeds from this offering occurred on September 30, 2003.

RISK FACTORS

        Before deciding to invest in our common stock, you should carefully consider each of the following risk factors and all of the other information set forth in this prospectus. The following risks and the risks described elsewhere in this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," could materially harm our business, financial condition or future results. If that occurs, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business.

Risks Relating to Our Company and Industry

We have experienced net losses and declining sales, and continuing negative economic conditions could harm our business.

        During 2000, we began to experience declining sales due to lower customer demand as a result of unfavorable economic conditions and reduced capital spending, particularly in the information technology and communications equipment industries. Our net sales decreased 21% in 2002 compared to 2001 and decreased 15% in 2001 compared to 2000. In addition, we have generated net losses since the first quarter of 2001. For the year ended December 31, 2002, we had net losses of $45.6 million, and for the nine months ended September 30, 2003, we had net losses of $12.1 million. If our losses persist, our ability to achieve our business objectives could be impaired. Continued negative economic conditions could result in further losses or otherwise materially negatively impact our business.

We are substantially dependent upon sales to a relatively small group of customers. The loss of one or more major customers, or the discontinuation or modification of these customers' products, could materially and adversely affect the results of our operations.

        Our top ten customers accounted for approximately 60% of our net sales during 2002 and approximately 58% of our net sales during the first nine months of 2003. Net sales to Nortel Networks accounted for more than 10% of our net sales during 2002, and net sales to Hewlett-Packard and Nortel Networks each accounted for more than 10% of our net sales during the first nine months of 2003. The loss of any of our major customers could have a material adverse effect on our financial condition or results of operations. We do not have long-term contracts with our customers, and our customers use alternative power supply providers for some or all of their products. We may not be able to maintain our customer relationships, and our customers may reduce the volume of or cancel purchase orders, purchase power supplies elsewhere or develop relationships with additional providers of power supplies, any of which could adversely affect our financial condition or results of operations. A significant change in the liquidity or financial position of any of these customers could also have a material adverse effect on the collectibility of our accounts receivables, our liquidity and our future operating results.

        Prior to, or at the end of, a product's life cycle, any of our customers may decide to discontinue or modify any of its products. In that event, the customer may no longer have a need for our products or may choose to integrate a competitor's power supplies into the customer's new or modified product. The resulting loss of revenues could also adversely affect our financial condition or results of our operations.

Failure by our customers or us to keep up with rapid technological change in the electronic equipment industries could result in reduced sales.

        Many of our existing customers are in the electronic equipment industries, especially wireless infrastructure and networking, and produce products that are subject to rapid technological change, obsolescence and large fluctuations in world-wide product demand. These industries are characterized by intense competition and end-user demand for increased product performance at lower prices. We may not be able to properly assess developments in the electronic equipment industries or identify product groups or customers with the potential for continued and future growth. Factors affecting the electronic equipment industries, in general, or any of our major customers or their products, in particular, could have a material adverse effect on our financial condition or results of operations. For instance, as a provider of power supplies to OEMs in the electronic equipment industries, our sales are dependent upon the success of the underlying products of which our power supplies are a component. We have no control over the demand for or success of these products. If our customers' products are not well-received by, or if demand for their products fail to develop among, end-users, our customers may discontinue or modify the product or reduce the production of the product. Any of these events could lead to the cancellation or reduction of orders for our power supplies that were previously made or anticipated, which could materially adversely affect our financial condition or results of operation. See "—Cancellations, reductions or delays in customers' orders or commitments or an increase in the number of product returns could have a material adverse impact on our financial condition and results of operations" for more information.

        The markets for our products are characterized by rapidly changing technologies, increasing customer demands, evolving industry standards, frequent new product introductions and shortening product life cycles. Generally, our customers purchase our power supplies for the life cycle of a product, which can range anywhere from two to fifteen years. The development of new, technologically advanced products is a complex and uncertain process requiring high levels of innovation and cost, as well as the accurate anticipation of technological and market trends. As the life cycle of our customers' products shorten, we will be required to bid on contracts for replacement or next generation products to replace revenues generated from discontinued products more frequently. These bids may not be successful. Even if we are successful, we may not be able to successfully develop, introduce or manage the transition of new products. Any failure or delay in anticipating technological advances or developing and marketing new products that respond to any significant technological change or significant changes in customer demand could have a material adverse effect on our financial condition or results of operations.

We face significant competition, including from some competitors with greater resources and geographic presence than us. Our failure to adequately compete could have a material adverse effect on our business.

        The design, manufacture and sale of power supplies is highly competitive and characterized by increasing customer demands for product performance, shorter manufacturing cycles and lower prices. Our competition includes numerous companies throughout the world, some of which have advantages over us in terms of labor and component costs and technology. Our principal competitors are Artesyn Technologies, Astec Power, Delta Electronics, Magnetek, Power One, Tyco International and Vicor. Some of our competitors have substantially greater resources and geographic presence than we do. Competition from existing competitors or new market entrants may increase at any time. We also face competition from current and prospective customers that may design and manufacture their own power supplies. In times of an economic downturn, or when dealing with high-volume orders, price may become a more important competitive factor, forcing us to reduce prices and thereby adversely affecting our financial results.

        Some of our major competitors have also consolidated through merger and acquisition transactions. Consolidation among our competitors is likely to create companies with increased market share, customer bases, proprietary technology and marketing expertise, and an expanded sales force. These developments may adversely affect our ability to compete.

Cancellations, reductions or delays in customers' orders or commitments or an increase in the number of product returns could have a material adverse impact on our financial condition and results of operations.

        We do not obtain long term purchase orders or commitments from our customers, and customers may generally cancel, reduce or postpone orders or commitments. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, may cause customers to cancel, reduce or delay orders or commitments that were previously made or anticipated. At any time, a significant portion of our backlog may be subject to cancellation or postponement.

        We may not be able to replace cancelled, delayed or reduced orders or commitments in a timely manner or at all and in some instances may need to write-off inventory. Significant or numerous cancellations, as well as reductions or delays in orders or commitments, including as a result of delays in or the failure to take delivery of products that are subject to consignment arrangements, by a customer or group of customers, could materially adversely affect our financial condition or results of operations.

        We also offer our customers the right to return products that do not function properly within a limited time after delivery. We regularly monitor and track product returns and record a provision for the estimated amount of future returns based on historical experience and any notification we receive of pending returns. We may not continue to experience the same return rates that we have in the past. Any significant increase in product failure rates and the resulting credit returns could have a material adverse effect on our operating results for the period or periods in which those returns occur.

Our international manufacturing operations and our international sales subject us to various risks associated with, among other things, foreign laws, policies, economies and exchange rate fluctuations.

        We have manufacturing operations located in Mexico, Belgium and India, and we may expand our operations into other foreign countries in the future. In addition, international sales have been, and are expected to continue to be, an important component of our total sales. International sales represented 52% of our net sales in 2001, 54% of our net sales in 2002, and 51% of our net sales during the first nine months of 2003. Our manufacturing operations and international sales are subject to inherent risks, all of which could have a material adverse effect on our financial condition or results of operations, including:

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  differences or unexpected changes in regulatory requirements;

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  political and economic instability;

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  terrorism and civil unrest;

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  work stoppages or strikes;

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  interruptions in transportation;

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  restrictions on the export or import of technology;

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  difficulties in staffing and managing international operations;

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  variations in tariffs, quotas, taxes and other market barriers;

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  longer payment cycles;

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  problems in collecting accounts receivables;

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  changes in economic conditions in the international markets in which our products are sold; and

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  greater fluctuations in sales to customers in developing countries.

        Although we transact business primarily in U.S. dollars, a portion of our sales and expenses, including labor costs, are denominated in the Mexican peso, the Indian rupee, the Euro and other European currencies. Fluctuations in the value of the U.S. dollar relative to these foreign currencies could affect our revenue, cost of goods sold and operating margins and could result in exchange losses or delays in shipments. Historically, we have not actively engaged in substantial exchange rate hedging activities and do not intend to do so in the future.

An interruption in delivery of component supplies could lead to supply shortages or a significant increase in our cost of materials.

        We are dependent on our suppliers for timely shipments of components, including components manufactured by us in our India facilities. We typically use a primary source of supply for each component used in our products. Changing suppliers or establishing alternate primary sources of supply, if needed, could take a significant period of time, which in turn could result in supply shortages and increased prices. In some cases, we source components from only one manufacturer. In addition, many of our suppliers are located outside of the United States, and timely delivery from these suppliers may not occur due to interruptions in transportation, import-export controls, tariffs, quotas, taxes and other market barriers, and political and economic stability in the country in which the components used in our products are produced or the surrounding region. An interruption in supply could have a material adverse affect on our operations. Any shortages of particular components could increase product delivery times and costs associated with manufacturing, thereby reducing gross margins. Additionally, these shortages could cause a substantial loss of business due to shipment delays. Any significant shortages or price increases of components could have a material adverse effect on our financial condition or results of operations.

Our quarterly sales may fluctuate while our expenditures remain relatively fixed, potentially resulting in lower gross margins and volatility in our stock price.

        Our quarterly results of operations have fluctuated in the past and may continue to fluctuate in the future. Fluctuations in customer needs, cancellations, reductions and delays in orders and commitments have caused, and could continue to cause, our quarterly results to fluctuate. See "—Cancellations, reductions or delays in customers' orders or commitments or an increase in the number of product returns could have a material adverse impact on our financial condition and results of operations." Variations in volume production orders and in the mix of products sold by us have also significantly affected sales and gross profit. Sales generally may also be affected by other factors. These factors include:

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  the receipt and shipment of large orders or reductions in these orders (including the impact of any consignment arrangements);

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  raw material availability and pricing;

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  product and price competition; and

  •
  the length of sales cycles and economic conditions in the electronics industry.

Many of these factors are outside of our control. In addition, a substantial portion of our sales in a given quarter may depend on obtaining orders for products to be manufactured and shipped in the same quarter in which those orders are received. As a result of this and other factors described above, sales for future quarters are difficult to predict and our financial condition or results of operations in a given quarter may be below our expectations and our gross margins may decrease.

        Our expense levels are relatively fixed and are based, in part, on expectations of future revenues. Consequently, if revenue levels are below expectations, the market price of our common stock could fall substantially, and our financial condition or results of operations could be materially adversely affected.

Our ability to successfully implement our business strategy is dependent on our ability to retain and attract key personnel.

        Our ability to successfully implement our business strategy depends to a significant degree on the efforts of our senior management team. We have no employment agreements with our key management executives and do not maintain key person life insurance for any of our executive officers. We believe that the loss of service of any of these executives could have a material adverse effect on our business. In addition, we depend on highly skilled engineers and other personnel with technical skills that are in high demand and are difficult to replace. As a result, our ability to maintain and enhance product and manufacturing technologies and to manage any future growth also depends on our success in attracting and retaining personnel with highly technical skills. The competition for these qualified technical personnel may be intense if the relatively limited number of qualified and available power engineers continues. We may not be able to attract and retain qualified technical personnel.

Changes in government regulations or product certification could result in delays in shipment or in lost sales.

        Our operations are subject to general laws, regulations and government policies in the United States and abroad. Additionally, our product standards are certified by agencies in various countries, including, among others, the United States, Canada, Germany and the United Kingdom. Changes in these laws, regulations, policies or certification standards could negatively affect the demand for our products, result in the need to modify our existing products, increase time-to-production or affect the development of new products, each of which may involve substantial costs or lost or delayed sales and could have a material adverse effect on our financial condition or results of operations.

Environmental compliance could require significant expenditures.

        We are subject to federal, state and local environmental laws and regulations (in both the United States and abroad) that govern the handling, transportation and discharge of materials into the environment, including into the air, water and soil. Environmental laws could become even more stringent in the future, imposing greater compliance costs and increasing risks and penalties associated with their violation or the contamination of the environment. Should there be an environmental accident or violation related to our operations, our financial condition or results of operations may be adversely affected. We could be held liable for significant penalties and damages under environmental laws and could also be subject to a revocation of licenses or permits, which could materially and adversely affect our financial condition or results of operations.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure and other events beyond our control.

        Our operations are vulnerable to interruption by earthquakes, fires, electrical blackouts, power losses, telecommunications failures and other events beyond our control. Our executive offices and key manufacturing and engineering facilities are located in Southern California. Because the Southern California area is located in an earthquake-sensitive area, we are particularly susceptible to the risk of damage to, or total destruction of, our facilities in Southern California and the surrounding transportation infrastructure. Furthermore, the State of California experienced deficiencies in its power supply in 2002, which resulted in occasional rolling black-outs, and continues to face periodic shortages in its power supply. If rolling blackouts or other disruptions in power occur, our business and operations would be disrupted, and our business would be adversely affected. Our business interruption insurance may not be sufficient to compensate us for losses that may occur and would not compensate us for the loss of consumer goodwill due to disruption of service.

We may be sued by third parties for alleged infringement of their proprietary rights.

        We have received, from time to time, notices of alleged infringement and/or invitations to take licenses from third parties asserting that they have patents (or other intellectual property rights) that are relevant to our present or contemplated business operations. There is no guarantee that we will be able to avoid incurring litigation costs related to such assertions. Intellectual property claims could be successfully asserted against us, preventing us from using certain of our technologies, or forcing us to modify our technology or to pay license fees for use of that technology. Such additional engineering expenses or licensing costs could have an adverse effect on the results of our operations. In addition, we could incur substantial expenses in defending against these claims, whether or not we ultimately prevail against these claims.

Our business operations will be restricted by provisions of the agreements governing our debt.

        Following this offering, we will continue to have outstanding debt. After giving effect to the application of the estimated net proceeds of this offering, as of September 30, 2003, we would have had total consolidated debt of approximately $46.6 million, all of which would have been secured by substantially all of our assets. In addition, we may need to incur additional debt in the future as we continue to grow our business. The agreements governing our debt contain a number of covenants that restrict our business operations, including covenants limiting our ability to make investments or acquisitions, dispose of assets, incur additional debt, repay other debt and pay dividends. For instance, as of March 31, 2003, we were not in compliance with certain of our financial covenants set forth in the agreements governing our senior credit facilities and our second lien notes, which noncompliance was waived by the requisite lenders under the senior credit facilities and the requisite number of holders of the second lien notes. Our ability to comply with covenants under the agreements governing our debt may be affected by events that are beyond our control, including prevailing economic, financial and industry conditions. Our failure to comply with the covenants or restrictions contained in the agreements governing our debt could result in an event of default under the agreements, which could result in our debt, together with accrued and unpaid interest, being declared immediately due and payable.

Credit risks could materially and adversely affect our operations and financial condition.

        Negative or declining economic conditions have increased our exposure to our customers' credit risk and the risk that our customers will not be able to fulfill their payment obligations to us. In particular, sales to larger customers are sometimes made through contract manufacturers that do not have the same resources as those customers. In the event our customers or those contract manufacturers experience financial difficulties and fail to meet their financial obligations to us, or if our recorded bad debt provisions with respect to receivables obligations do not accurately reflect future customer payment levels, we could incur additional write-offs of receivables that are in excess of our provisions, which then could have a material adverse effect on our operations and financial condition.

        In addition, we depend on the continuing willingness of our suppliers to extend credit to us to finance our inventory purchases. If suppliers become concerned about our ability to generate cash and service our debt, they may delay shipments to us or require payment in advance.

Being a public company will increase our administrative costs.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002 and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. In addition to final rules and rule proposals already made by the SEC, the NASD has revised its requirements for companies that are listed on The NASDAQ National Market. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time consuming and/or costly. These new rules and regulations may make it more difficult and more expensive to obtain director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These new rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

Risks Relating to this Offering

Our controlling stockholders may take actions that conflict with your interests.

        Immediately following this offering,    % of our common stock will be held by affiliates of Oaktree Capital Management, LLC, GFI Energy Ventures LLC and GSCP (N.J.), Inc. In this prospectus, we refer to Oaktree Capital Management, LLC as "Oaktree," GFI Energy Ventures LLC as "GFI" and GSCP (N.J.), Inc. as "GSC." Because of these holdings, these stockholders, if they choose to act together, will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions, and they will have significant control over our management and policies. The directors elected by these stockholders will be able to significantly influence decisions affecting our capital structure. This control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interest.

There has been no prior market for our common stock, and an active trading market may not develop.

        Prior to this offering, there has been no public market for our common stock. An active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

We expect that the price of our common stock will fluctuate substantially.

        The initial public offering price for the shares of our common stock sold in this offering will be determined by negotiation between the representatives of the underwriters and us. This price may not reflect the market price of our common stock following this offering. In addition, the market price of our common stock is likely to be highly volatile and may fluctuate substantially due to many factors, including:

  •
  actual or anticipated fluctuations in our results of operations;

  •
  variance in our financial performance from the expectations of market analysts;

  •
  conditions and trends in technology industries;

  •
  announcements of significant contracts by us or our competitors;

  •
  changes in our pricing policies or the pricing policies of our competitors;

  •
  loss of one or more of our significant customers;

  •
  the introduction of new products or product enhancements by us or our competitors;

  •
  the commencement of or our involvement in litigation;

  •
  our sale of common stock or other securities in the future, or sales of our common stock by our significant or other stockholders;

  •
  changes in market valuation or earnings of our competitors;

  •
  the trading volume of our common stock;

  •
  changes in the estimation of the future size and growth rate of our markets; and

  •
  general economic conditions.

        In addition, the stock market in general, and The NASDAQ National Market and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. Further, the market prices of securities of technology companies and companies servicing the technology industries have been particularly volatile. These broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted against that company. This type of litigation, if instituted against us and regardless of whether we prevail on the underlying claim, could result in substantial costs and a diversion of management's attention and resources, which could materially harm our financial condition and results of operations.

We do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

        We do not plan to declare dividends on shares of our common stock in the foreseeable future. See "Dividend Policy" for more information. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates and you sell your shares at a profit. There is no guarantee that the price of our common stock that will prevail in the market after this offering will ever exceed the price that you pay.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways that may not yield a return.

        Presently, anticipated uses of the proceeds of this offering include repaying some of our outstanding debt and for other general corporate purposes. Other than with respect to repaying our outstanding debt in the manner described in the "Use of Proceeds," we cannot specify with certainty how we will use the net proceeds of this offering. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Certain provisions of our charter documents and agreements and Delaware law could discourage, delay or prevent a merger or acquisition at a premium price.

        Our certificate of incorporation and bylaws permit us to issue, without any further vote or action by the stockholders, up to                shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares, constituting the series and the designation of the series, the voting powers (if any) of the shares of such series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of the series.

        Furthermore, the indenture governing our senior notes requires us to give holders of the senior notes the opportunity to sell us their senior notes at 100% of their face amount plus accrued and unpaid interest in the event of a change of control. See "Description of Certain Debt—Change of Control Offer."

        Section 203 of the Delaware General Corporation Law, or the DGCL, also imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. See "Description of Capital Stock—Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect."

        These provisions may discourage, delay or prevent a merger or acquisition at a premium price.

Future sales of our common stock may depress our share price.

        After this offering, we will have        shares of common stock outstanding, or        shares if the underwriters' over-allotment option is exercised in full. The        shares sold in this offering, or        shares if the underwriters' over-allotment option is exercised in full, will be freely tradable without restriction or further registration under federal securities laws unless purchased by our affiliates. The remaining 49,058,457 shares of common stock outstanding after this offering will be available for sale in the public market as follows:

Number of Shares	Date of Availability for Sale
On the date of this prospectus
180 days after the date of this prospectus, although all but shares will be subject to certain volume limitations under Rule 144 of the Securities Act

        The above table assumes the effectiveness of the lock-up agreements under which our executive officers, directors and holders of shares of our common stock and holders of certain outstanding warrants and senior convertible notes have agreed not to sell or otherwise dispose of their shares of common stock held or issuable upon exercise or conversion of the warrants or the senior convertible notes and that we or the representatives of the underwriters have not waived the market stand-off provisions applicable to holders of options to purchase our common stock. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements or the market stand-off provisions set forth in our stock option agreements.

        Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. After the lock-up agreements pertaining to this offering expire, additional stockholders, including our majority stockholders, will be able to sell their shares in the public market, subject to legal restrictions on transfer. As soon as practicable after the closing of this offering, we also intend to file a registration statement covering shares of our common stock issued or reserved for issuance under our stock option plan. In addition, some of our stockholders, holding    % of our outstanding common stock after giving effect to this offering, are parties to an agreement that provides for registration rights. Registration of the sale of these shares of our common stock would generally permit their sale into the market immediately. These registration rights of our stockholders could impair our ability to raise capital by depressing the price at which we could sell our common stock. We may also sell additional shares of common stock in subsequent public offerings, which may adversely affect market prices for our common stock. See "Shares Eligible for Future Sale" for more information.

As a new investor, you will experience substantial dilution in the net tangible book value of your shares.

        The initial public offering price of our common stock is considerably more than the net tangible book value per share of our outstanding common stock. Accordingly, investors purchasing shares of common stock in this offering will:

  •
  pay a price per share that substantially exceeds the book value of our assets after subtracting liabilities; and

  •
  contribute    % of the total amount invested to fund our company, but will own only    % of the shares of common stock outstanding after this offering.

        To the extent outstanding stock options are exercised, there will be further dilution to new investors. See "Dilution" for more information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements made in this prospectus are forward-looking statements. These forward-looking statements are based upon our current expectations and projections about future events. When used in this prospectus, the words "believe," "anticipate," "intend," "estimate," "expect" and similar expressions, or the negative of such words and expressions, are intended to identify forward-looking statements, although not all forward-looking statements contain such words or expressions. The forward-looking statements in this prospectus are primarily located in the material set forth under the headings "Prospectus Summary," "Risk Factors," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business," but are found in other locations as well. These forward-looking statements generally relate to our plans, objectives and expectations for future operations and are based upon management's current estimates and projections of future results or trends. Although we believe that our plans and objectives reflected in or suggested by these forward-looking statements are reasonable, we may not achieve these plans or objectives. You should read this prospectus completely and with the understanding that actual future results may be materially different from what we expect. We will not update forward-looking statements even though our situation may change in the future.

        Specific factors that might cause actual results to differ from our expectations or may affect the value of the common stock, include, but are not limited to:

  •
  changes in general economic and business conditions, domestically and internationally;

  •
  reductions in sales to or the loss of any significant customers;

  •
  rapid technological change in the electronic equipment industries;

  •
  significant competition in our industry;

  •
  changes in political, social and economic conditions and local regulations with respect to our international sales and operations;

  •
  foreign currency fluctuations;

  •
  disruptions of established supply channels;

  •
  cancellations, reductions or delays in customers' orders or commitments;

  •
  changes in government regulations or product certifications;

  •
  our level of debt and restrictions imposed by our debt instruments;

  •
  the availability, terms and deployment of capital; and

  •
  the costs inherent in complying with laws and regulations applicable to public reporting companies, such as the Sarbanes-Oxley Act of 2002.

USE OF PROCEEDS

        We estimate that the net proceeds from this offering will be approximately $73.0 million, or approximately $84.2 million if the underwriters exercise their over-allotment option in full, based on an assumed initial public offering price of $    per share, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses.

        We intend to use the net proceeds of this offering:

  •
  to repay approximately $12.5 million of term loans and $2.7 million in revolving balances outstanding as of September 30, 2003 under our existing senior credit facilities;

  •
  to repay all of our outstanding 14 1/2% second lien notes due February 28, 2006 (approximately $46.7 million outstanding as of November 1, 2003, plus interest accrued from the last day interest was paid through the date of the closing of this offering);

  •
  to repay interest added to the original principal amount of our 12% senior convertible notes due November 1, 2008 (approximately $6.4 million as of November 1, 2003), plus interest accrued from the last day interest was paid until the automatic conversion of the senior convertible notes upon the closing of this offering; and

  •
  for general corporate purposes.

        Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

        Our existing senior credit facilities mature on November 30, 2005 and consist of term loans and a revolving credit facility. As of September 30, 2003, the two term A loans, in an aggregate outstanding principal amount of $9.7 million, bore interest at an annual rate of 5.41%; the two term B loans, in an aggregate outstanding principal amount of $2.8 million, bore interest at an annual rate of 5.91%; and the loans under the revolving credit facility bore interest at an annual rate of 6.75%.

DIVIDEND POLICY

        We do not anticipate paying any cash dividends in the foreseeable future. Instead, we anticipate that all of our earnings, if any, in the foreseeable future will be used to repay debt, for working capital, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our debt instruments, our future earnings, capital requirements, financial condition, future prospects and other factors that the board of directors may deem relevant. We are restricted from declaring or paying cash dividends pursuant to the terms of our senior notes.

        Prior to the Restructuring Transactions, we were organized as a California limited liability company and treated as a partnership for United States federal income tax purposes. Under this treatment, we were not subject to United States federal income taxation and each of our members was subject to tax on its allocable share of our income. Subject to certain provisions in our then existing credit agreements, we generally made distributions to our members in an amount sufficient to pay their United States federal and state income taxes resulting from their allocable share of our income. No distributions have been made since we became a Delaware corporation in November 2002. No distributions were made in 2002. An aggregate of $2.1 million of distributions were made in 2001.

CAPITALIZATION

        The following table summarizes our cash and cash equivalents and our capitalization as of September 30, 2003 on:

  •
  an actual basis;

  •
  a pro forma basis, giving effect to the Conversion of Convertible Securities; and

  •
  a pro forma as adjusted basis, giving effect to the Conversion of Convertible Securities and the application of the estimated net proceeds of this offering as set forth under "Use of Proceeds."

        You should read the following table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Description of Capital Stock" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2003
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
Cash and cash equivalents	$2,447	$2,447	$

Debt:
Senior credit facilities (1)	$15,087	$15,087	$
Second lien notes (2)	43,498	43,498
Senior notes	46,630	46,630
Senior convertible notes (3)	53,370	—
Capital lease obligations	1,136	1,136

Total debt	159,721	106,351
Stockholders' deficit:
Common stock, $0.001 par value; 250,000,000 shares authorized and 8,633,601 outstanding, actual; 250,000,000 shares authorized and 49,058,457 outstanding, pro forma; shares authorized and shares outstanding, pro forma as adjusted	9	33
Additional paid-in capital	43,536	96,882
Accumulated deficit	(175,806)	(175,806)
Accumulated other comprehensive income	2,480	2,480

Total stockholders' deficit	(129,781)	(76,411)

Total capitalization	$29,940	$29,940	$

(1)
As of September 30, 2003, we had outstanding term loans of $12.5 million, outstanding revolving balances of $2.7 million and $4.9 million available for additional borrowing under our revolving credit facility.

(2)
On November 1, 2003, an additional $3.2 million of second lien notes were issued in respect of interest payments made in kind.

(3)
On November 1, 2003, $6.4 million was added to the principal amount in respect of interest payments on the senior convertible notes. This amount added to the principal in respect of interest payments is not convertible into shares of our common stock.

DILUTION

        The net tangible book value of our common stock as of September 30, 2003 was approximately $(136.1) million, or approximately $(15.76) per share. After giving effect to the Conversion of Convertible Securities and our sale of the            shares of our common stock in this offering at an assumed initial public offering price of $            per share, and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma as adjusted net tangible book value as of September 30, 2003 would have been approximately $         million, or approximately $     per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $     per share to our existing stockholders, and an immediate dilution in pro forma as adjusted net tangible book value of $    per share to new investors.

        The following table illustrates the per share dilution to the new investors:

Per Share
Assumed initial public offering price per share		$
Net tangible book value per share as of September 30, 2003	$
Increase per share attributable to this offering and the Conversion of Convertible Securities

Pro forma as adjusted net tangible book value per share after this offering and the Conversion of Convertible Securities

Dilution per share to new investors in this offering		$

        If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share would increase to $     per share, and the dilution per share to new investors would be $    .

        The following table summarizes, on a pro forma as adjusted basis as of September 30, 2003, after giving effect the Conversion of Convertible Securities, the differences between our existing stockholders and investors in this offering with respect to the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders and the price per share paid by investors in this offering before deducting estimated underwriting discounts and commissions and our estimated offering expenses:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
New investors

Total		100%			$100%

        If the underwriters exercise their over-allotment option in full, our existing stockholders would own      % and our new investors would own       % of the total number of shares of our common stock outstanding after this offering.

        The discussion and tables above exclude 4,218,150 shares of our common stock issuable upon exercise of outstanding options that have been granted under our existing stock option plan with exercise prices ranging from $1.50 to $2.65 per share, and        shares of our common stock available for future grant or issuance under our new stock incentive plan and stock purchase plan.

        Because the exercise prices of the outstanding options are significantly below the assumed initial offering price, investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised.

SELECTED CONSOLIDATED FINANCIAL DATA

        The consolidated financial data as of and for the years ended December 31, 1998 and 1999 and the consolidated balance sheet data as of December 31, 2000 have been derived from our audited consolidated financial statements that are not included in this prospectus. The consolidated statement of operations data and other financial data for the years ended December 31, 2000, 2001 and 2002 and as of and for the nine months ended September 30, 2003, and the consolidated balance sheet data as of December 31, 2001 and 2002 and as of September 30, 2003, are derived from our audited consolidated financial statements that appear elsewhere in this prospectus. The consolidated statement of operations data and other financial data for the nine months ended September 30, 2002 are derived from our unaudited financial statements that also appear elsewhere in this prospectus. Our results for interim periods are not necessarily indicative of our results for a full year's operations. No per share information is available prior to November 2002, when we converted from a California limited liability company to a Delaware corporation. You should read the following financial information together with the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	Years Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000(1)	2001	2002	2002	2003
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$87,553	$121,458	$143,175	$121,994	$96,293	$73,507	$78,820
Cost of sales	54,824	77,593	97,961	91,243	70,598	53,900	56,720

Gross profit	32,729	43,865	45,214	30,751	25,695	19,607	22,100
Operating expenses	8,794	10,599	17,082	20,236	18,150	13,218	15,973
Restructuring costs	—	—	—	—	—	—	4,474
Stock compensation expense	—	—	—	—	—	—	823
Special bonus distribution	—	5,330	—	—	—	—	—

Operating income	23,935	27,936	28,132	10,515	7,545	6,389	830
Interest expense	(373)	(10,675)	(16,779)	(16,470)	(14,801)	(11,188)	(12,687)
Debt restructuring costs	—	—	—	—	(3,204)	(782)	—
Other income (expense), net	338	(709)	342	(270)	(431)	49	848

Income (loss) before income taxes and cumulative effect of a change in accounting principle	23,900	16,552	11,695	(6,225)	(10,891)	(5,532)	(11,009)
Provision for income taxes	—	—	32	268	120	196	1,122

Net income (loss) before cumulative effect of a change in accounting principle	23,900	16,552	11,663	(6,493)	(11,011)	(5,728)	(12,131)
Cumulative effect of a change in accounting principle: goodwill impairment	—	—	—	—	(34,600)	(34,600)	—

Net income (loss)	$23,900	$16,552	$11,663	$(6,493)	$(45,611)	$(40,328)	$(12,131)

Net loss per share, basic and diluted							$(1.48)

Weighted average shares outstanding, basic and diluted							8,210

Pro forma basic and diluted net loss per share, before cumulative effect of a change in accounting principle					$(.11)		$(.15)
Pro forma basic and diluted loss per share from cumulative effect of a change in accounting principle					(.71)		—

Pro forma basic and diluted net loss per share (2)					$(.82)		$(.15)

Pro forma basic and diluted weighted average shares outstanding (3)					48,510		48,634

Other Financial Data:
Cash flow provided by (used in) operating activities	$20,066	$19,152	$6,730	$17,009	$5,161	$7,928	$(5,179)
Capital expenditures	1,898	532	4,873	1,745	1,027	730	1,281
Depreciation and amortization	1,671	2,390	4,827	6,694	3,445	2,567	2,700

	As of December 31,
						As of September 30, 2003
	1998	1999	2000	2001	2002
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,785	$7,969	$853	$2,592	$8,504	$2,447
Working capital	23,698	22,757	10,337	1,169	15,585	16,061
Total assets	40,846	54,876	137,020	103,645	63,944	68,844
Total debt	2,042	149,651	169,133	158,061	157,972	159,721
Stockholders' equity (deficit)	30,029	(107,676)	(69,061)	(76,132)	(119,611)	(129,781)

(1)
Includes the results of ITS from the period June 16, 2000 to December 31, 2000. We acquired ITS on June 15, 2000. See Note 14 to the consolidated financial statements.

(2)
The pro forma basic and diluted net loss per share for each period presented reflects a reduction of interest expense, net of tax, for the 12% senior convertible notes, which automatically convert into shares of our common stock upon the closing of this offering. See Note 4 to the consolidated financial statements.

(3)
The pro forma basic and diluted weighted average shares outstanding for each period presented are comprised of our historical weighted average shares outstanding as of September 30, 2003 and reflects the Conversion of Convertible Securities as if such event occurred on each such date presented. See Note 4 to the consolidated financial statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our results of operations, financial condition and liquidity in conjunction with our consolidated financial statements and the related notes thereto. This discussion contains forward-looking statements. Please see "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" for a discussion of the uncertainties, risks and assumptions associated with these statements.

Overview

        We are a leading designer and manufacturer of power supplies for OEMs. Our advanced power supply products are typically custom designed into mid- to high-end commercial applications in the computing and storage, wireless infrastructure, enterprise networking, medical and industrial markets.

        We operate worldwide and have facilities in Orange County, California; Bombay, India; Guadalajara, Mexico; and Wavre, Belgium. We were founded in 1978 by our Chairman, Pat Patel, in Orange County, California. As we expanded our business and customer base, we opened facilities in Bombay, India in January 1984 and Guadalajara, Mexico in August 1988. In June 2000, we acquired Industrial and Telecommunication Systems, or ITS, which added a manufacturing facility in Wavre, Belgium and enabled us to better serve the European market. ITS was subsequently renamed Cherokee Europe.

        On April 30, 1999, an investor group led by affiliates of Oaktree and GFI acquired 60% of our then-outstanding equity. The aggregate consideration paid by the investor group was $180.0 million, consisting of $160.0 million in cash and $20.0 million of promissory notes. At that time, we issued $100.0 million of 10 1/2% senior subordinated notes and entered into a $50.0 million term loan facility. We used the net proceeds from these offerings to make a distribution of $150.0 million to all equity holders, including $90.0 million to the investor group. In total, the investor group invested a net amount of approximately $70.0 million in cash and approximately $20.0 million of promissory notes.

        On June 15, 2000, we acquired ITS, for approximately $55.0 million, including assumption of debt. The purchase was partially funded by an additional equity investment of $34.3 million by the investor group led by affiliates of Oaktree and GFI and certain existing equity holders and their affiliates. The acquisition was accounted for using the purchase method of accounting.

        In November 2002, we consummated the Restructuring Transactions, resulting in the restructuring of our debt capital structure. In connection with the Restructuring Transactions, on November 26, 2002 we reorganized from a California limited liability company into a Delaware corporation by merging Cherokee International, LLC with and into Cherokee International Corporation.

        As part of the Restructuring Transactions, we amended our then-existing credit facility and entered into a new senior credit facility providing, in the aggregate, for $15.0 million of term loans and a revolving credit facility of up to $7.6 million, in each case maturing November 30, 2005. As of September 30, 2003, two of the term loans bore interest at an annual rate of 5.41% and the remaining two term loans bore interest at an annual rate of 5.91%. Borrowings under the revolving credit facility bore interest at an annual rate of 6.75% as of such date. As part of the Restructuring Transactions, we also issued approximately $41.0 million of 14 1/2% pay-in-kind second lien notes due 2006, together with warrants to purchase 9,546,484 shares of our common stock at $0.01 per share. Interest on the second lien notes has been paid in kind since issuance. We also completed an exchange offer with respect to all of our outstanding $100.0 million of 10 1/2% senior subordinated notes due 2009. In exchange for the senior subordinated notes, we issued (1) $46.6 million of 5 1/4% senior notes due 2008, together with warrants to purchase 6,371,524 shares of our common stock at $0.01 per share and (2) $53.4 million of 12% senior convertible notes due 2008 which are convertible into 24,506,848 shares of our common stock at approximately $2.18 per share. Since issuance, interest on the senior notes has been paid in cash and interest on the senior convertible notes has been added to the principal amount. Amounts added to the principal in respect of interest payments on the senior convertible notes are not convertible into shares of our common stock.

        We plan to use a portion of the net proceeds from this offering to repay the senior credit facilities and the second lien notes and to pay the amounts added to the principal of the senior convertible notes in respect of interest payments thereon. In addition, in connection with this offering, the senior convertible notes will automatically convert into shares of common stock, and we expect that all warrants issued in the Restructuring Transactions will be exercised in accordance with their terms.

        Prior to the Restructuring Transactions in November 2002, we were organized as a California limited liability company and treated as a partnership for United States federal income tax purposes. Under this treatment, we were not subject to United States federal income taxation, and each of our members was subject to tax on its allocable share of our income. Subject to certain provisions in our credit agreements, we generally made distributions to our members in an amount sufficient to pay their United States federal and state income taxes resulting from their allocable share of our income. Distributions of $7.2 million and $2.1 million were made in 2000 and 2001, respectively. No distributions were made in 2002. See "Dividend Policy." As a result of being reorganized into a Delaware corporation, Cherokee is now subject to United States federal income taxation.

        We generate a significant portion of our sales from OEMs in the communications and computing market segments, particularly the wireless infrastructure and networking sectors. During 2001 and 2002, our operating results were negatively affected by unfavorable economic conditions and reduced capital spending by communication service providers that purchase our customers' products. Unpredictable economic and industry conditions may continue. If these conditions deteriorate, our operating results and financial condition could be adversely affected.

  Basis of Reporting

  Net Sales

        Net sales consists of sales during the period presented, net of returns. Revenue is recognized from product sales at the time of shipment and passage of title.

  Cost of Sales

        The principal elements comprising cost of sales are raw materials, labor and manufacturing overhead. Raw materials account for a large majority of costs of sales. Raw materials include magnetic sub-assemblies, sheet metal, electronic and other components, mechanical parts and electrical wires. Direct labor costs include costs of hourly employees. Manufacturing overhead includes salaries, lease costs, depreciation on property, plant and equipment, utilities, property taxes and repairs and maintenance.

  Operating Expenses

        Operating expenses include engineering costs, selling and marketing costs and general and administrative expenses. Engineering costs primarily include salaries and benefits of engineering personnel, safety approval and quality certification fees, depreciation on equipment and subcontract costs for third-party contracting services. Selling and marketing expenses primarily include salaries and benefits to account managers and commissions to independent sales representatives. Administrative expenses primarily include salaries and benefits for certain management and administrative personnel, professional fees and information system costs.

Critical Accounting Policies

        We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information currently available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Any future changes to these estimates and assumptions could have a material effect on our reported amounts of revenue, expenses, assets and liabilities. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

  Revenue Recognition

        We recognize revenue from product sales at the time of shipment and passage of title. We also offer our customers the right to return products that do not function properly within a limited time after delivery. We monitor and track product returns and record a provision for warranty based on historical experience, which has been insignificant to our financial condition and results of operations. Any significant increase in product failure rates could have a material adverse effect on our operating results for the period or periods in which those returns materialize.

  Accounts Receivable

        We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history, the customer's current credit worthiness and various other factors, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While credit losses have historically been within our expectations and the provisions established, we may not continue to experience the same credit loss rates that we have in the past. A significant portion of our accounts receivable are concentrated in a small number of customers. A significant change in the liquidity or financial position of any one of these customers could have a material adverse effect on the collectibility of our accounts receivables, our liquidity and our future operating results. During 2002 and the first nine months of 2003, our top ten customers accounted for approximately 60% and 58% of our net sales, respectively.

  Inventories

        We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory and the current estimated market value of the inventory using the first-in, first-out method. We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our historical usage data and estimates of future demand. Our industry is characterized by rapid technological change, frequent new product development, and rapid product obsolescence that could result in an increase in the amount of obsolete inventory quantities on hand. As demonstrated during 2000, 2001 and 2002 and the first nine months of 2003, demand for our products can fluctuate significantly. A significant increase in the demand for our products could result in a short-term increase in the cost of inventory purchases while a significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. In addition, our estimates of future product demand may prove to be inaccurate, in which case we may have understated or overstated the provision required for excess and obsolete inventory. In the future, if our inventory is determined to be overvalued, we would be required to recognize additional expense in our cost of goods sold at the time of such determination. Likewise, if our inventory is determined to be undervalued, we may have over reported our costs of goods sold in previous periods and would be required to recognize additional operating income at the time such inventory is sold. Therefore, although we make every reasonable effort to ensure the accuracy of our estimates of future product demand, any significant unanticipated changes in demand or technological developments could have a material effect on the value of our inventory and our reported operating results.

  Deferred Taxes

        We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying values and the tax bases of assets and liabilities. Cherokee regularly reviews its deferred tax assets for recoverability and establishes a valuation allowance based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we operate at a loss for an extended period of time or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against all or a significant portion of our deferred tax assets which could substantially increase our effective tax rate for such period. Alternatively, if our future taxable income is significantly higher than expected and/or we are able to utilize our tax credits, we may be required to reverse all or a significant part of our valuation allowance against such deferred tax assets which could substantially reduce our effective tax rate for such period. Therefore, any significant changes in statutory tax rates or the amount of our valuation allowance could have a material effect on the value of our deferred tax assets and liabilities, and our reported financial results.

  Goodwill and Long Lived Assets

        We review the recoverability of the carrying value of goodwill on an annual basis or more frequently when an event occurs or circumstances change to indicate that an impairment of goodwill has possibly occurred. The determination of whether any potential impairment of goodwill exists is based upon a comparison of the fair value of the reporting unit to the accounting value of its net assets. In compliance with the requirements of SFAS No. 142, we completed a transitional impairment test as of January 1, 2002. Based on an independent valuation, utilizing discounted cash flow and industry market multiple valuation methodologies, the carrying value of Cherokee Europe exceeded its fair value. Based on this valuation, and unfavorable economic trends in the industries in which Cherokee Europe operates, we concluded in October 2002 that goodwill in the amount of $34.6 million was impaired. Accordingly, we recorded a non-cash charge of $34.6 million to reduce the carrying value of its goodwill. This impairment charge is reflected as the cumulative effect of a change in accounting principle as of January 1, 2002.

        We also review the recoverability of the carrying value of long lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of these assets is determined based upon the forecasted undiscounted future net cash flows from the operations to which the assets relate, utilizing our best estimates, appropriate assumptions and projections at the time. These projected future cash flows may vary significantly over time as a result of increased competition, changes in technology, fluctuations in demand, consolidation of our customers and reductions in average selling prices. If the carrying value is determined not to be recoverable from future operating cash flows, the asset would be deemed impaired and an impairment loss would be recognized to the extent the carrying value exceeded the estimated fair market value of the asset.

Results of Operations

        The following table sets forth selected items from our statements of operations as a percentage of our net sales for the periods indicated:

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	68.4	74.8	73.3	73.3	72.0

Gross profit	31.6	25.2	26.7	26.7	28.0
Operating expenses	12.0	16.6	18.9	18.0	20.3
Restructuring costs	—	—	—	—	5.7
Stock compensation expense	—	—	—	—	1.0

Operating income	19.6	8.6	7.8	8.7	1.0
Interest expense	(11.7)	(13.5)	(15.4)	(15.2)	(16.1)
Debt restructuring costs	—	—	(3.3)	(1.1)	—
Other income (expense), net	0.2	(0.2)	(0.5)	0.1	1.1

Income (loss) before income taxes and cumulative effect of a change in accounting principle	8.1	(5.1)	(11.4)	(7.5)	(14.0)
Provision for income taxes	—	0.2	0.1	0.3	1.4

Net income (loss) before cumulative effect of a change in accounting principle	8.1	(5.3)	(11.5)	(7.8)	(15.4)
Cumulative effect of change in accounting principle: goodwill impairment	—	—	(35.9)	(47.1)	—

Net income (loss)	8.1%	(5.3)%	(47.4)%	(54.9)%	(15.4)%

  Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

  Net Sales

        Net sales increased by approximately 7.2%, or $5.3 million, to $78.8 million for the nine months ended September 30, 2003 from $73.5 million for the nine months ended September 30, 2002.

        This sales increase was primarily due to sales to new customers during the current year, mainly in the computing and storage market and a favorable foreign currency exchange rate in effect due to a stronger Euro, partially offset by lower sales to a particular customer in the wireless infrastructure market and the completion of a customer program at Cherokee Europe during 2002.

  Gross Profit

        Gross profit increased by approximately 12.7%, or $2.5 million, to $22.1 million for the nine months ended September 30, 2003 from $19.6 million for the nine months ended September 30, 2002. Gross margin for the nine months ended September 30, 2003 increased to 28.0% from 26.7% in the prior comparable period.

        The increase in gross profit was primarily due to the higher sales level. The increase in gross margin was primarily due to a more favorable product mix, partially offset by higher factory overhead as a percentage of sales at Cherokee Europe due to lower sales at this operation.

  Operating Expenses

        Operating expenses for the nine months ended September 30, 2003, excluding Cherokee Europe restructuring costs and stock compensation expense, increased by approximately 20.8%, or $2.8 million, to $16.0 million from $13.2 million for the nine months ended September 30, 2002. As a percentage of sales, operating expenses increased to 20.3% from 18.0% in the prior year.

        The increase in operating expenses was primarily attributable to the foreign currency exchange rate effect of a stronger Euro in 2003 and to increases in engineering and development and selling and marketing expenses, which increases were primarily to support the higher sales levels, additional design wins and new product introductions.

  Restructuring Costs

        During 2003, we implemented a restructuring plan involving the elimination of a number of operational and administrative positions at the Cherokee Europe facility in Belgium due to unfavorable economic conditions in that market. Pursuant to the Cherokee Europe restructuring plan, we recorded a charge for restructuring costs of $4.5 million for the nine months ended September 30, 2003. The restructuring costs are comprised entirely of one-time termination benefits to be paid through 2010. We have paid $1.2 million of these costs through September 30, 2003.

  Stock Compensation Expense

        In July 2003, we issued 548,627 shares of common stock to management for services rendered. As a result, we recorded stock compensation expense in the nine months ended September 30, 2003 of $823,000, which represents the estimated fair value of these shares as of the issuance date.

  Operating Income

        As a result of the factors discussed above, operating income decreased by approximately 87.0%, or $5.6 million, to $0.8 million for the nine months ended September 30, 2003 from $6.4 million for the nine months ended September 30, 2002. Operating margin decreased to 1.0% from 8.7% in the prior year. Excluding the effect of the Cherokee Europe restructuring costs and stock compensation expense recorded in 2003, operating income decreased by approximately 4.1%, or $262,000, to $6.1 million for the nine months ended September 30, 2003, and the operating margin was 7.7%.

  Interest Expense

        Interest expense for the nine months ended September 30, 2003 was $12.7 million compared to $11.2 million for the nine months ended September 30, 2002. The $1.5 million increase in interest expense was primarily due to higher debt levels compared to the prior year and the effect of higher interest rates resulting from the Restructuring Transactions.

  Income Taxes

        The provision for income taxes for the nine months ended September 30, 2003 was $1.1 million compared to $0.2 million for the nine months ended September 30, 2002. The increased tax provision reflects the accrual of an estimated tax liability relating to a recent audit assessment by the India tax authorities for previous years.

  Goodwill Impairment

        In compliance with the requirements of SFAS No. 142, we completed our transitional impairment test as of January 1, 2002. Based on an independent valuation, utilizing discounted cash flow and industry market multiple valuation methodologies, the carrying value of Cherokee Europe exceeded its fair value. Based on this valuation, and unfavorable economic trends in the industries in which

Cherokee Europe operates, we concluded in October 2002 that goodwill in the amount of $34.6 million was impaired. Accordingly, we recorded a non-cash charge of $34.6 million for the nine months ended September 30, 2002 to reduce carrying value of our goodwill. Such impairment charge is reflected as the cumulative effect of a change in accounting principle as of January 1, 2002.

  Net Loss

        As a result of the factors discussed above, we recorded a net loss of $12.1 million for the nine months ended September 30, 2003, compared to a net loss of $5.7 million before the cumulative effect of a change in accounting principle for goodwill impairment recorded for the nine months ended September 30, 2002. Net loss including the cumulative effect of a change in accounting principle was $40.3 million for the nine months ended September 30, 2002.

  Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

  Net Sales

        Net sales decreased by approximately 21.1%, or $25.7 million, to $96.3 million for the year ended December 31, 2002 from $122.0 million for the year ended December 31, 2001.

        This sales decrease was primarily due to lower customer demand across most of our end markets as a result of unfavorable economic conditions and reduced capital spending by communication service providers.

  Gross Profit

        Gross profit decreased by approximately 16.4%, or $5.1 million, to $25.7 million for the year ended December 31, 2002 from $30.8 million for the year ended December 31, 2001. Gross margin for the year ended December 31, 2002 increased to 26.7% from 25.2% in 2001.

        The decrease in gross profit was primarily due to the lower sales, partially offset by a more favorable product mix. The increase in gross margin was primarily a result of the favorable change in product mix, partially offset by an increase in factory overhead expenses as a percentage of net sales due to the decline in sales.

  Operating Expenses

        Operating expenses for the year ended December 31, 2002 decreased by approximately 10.3%, or $2.1 million, to $18.2 million from $20.2 million for the year ended December 31, 2001. As a percentage of sales, operating expenses increased to 18.9% from 16.6% in the prior year.

        The decline in operating expenses was primarily attributable to decreased goodwill amortization of $3.0 million as a result of adopting SFAS No. 142 as of January 1, 2002. Reductions in our workforce and the effect of other cost control measures implemented mainly during 2001 in response to unfavorable economic conditions were substantially offset by an increase in selling and marketing expenses due primarily to various initiatives in 2002 relating to new product introductions and expansion of our customer base.

  Operating Income

        As a result of the factors discussed above, operating income decreased by approximately 28.2%, or $3.0 million, to $7.5 million for the year ended December 31, 2002 from $10.5 million for the year ended December 31, 2001. Operating margin decreased to 7.8% for 2002 from 8.6% in 2001.

  Interest Expense

        Interest expense for the year ended December 31, 2002 was $14.8 million compared to $16.5 million for the year ended December 31, 2001. This decrease was primarily due to lower interest rates on borrowings under our previous revolving credit facility and our term loans in 2002 compared to 2001.

  Debt Restructuring Costs

        During the year ended December 31, 2002, we recorded debt restructuring costs of approximately $3.2 million. This amount is comprised of the following: (1) the write-off of previously capitalized financing costs of $2.5 million as a result of the Restructuring Transactions in November 2002 and (2) $2.8 million incurred in restructuring our debt as part of the Restructuring Transactions that did not qualify to be capitalized. These amounts were partially offset by approximately $2.1 million of a gain on the debt restructuring.

  Goodwill Impairment

        In compliance with the requirements of SFAS No. 142, we completed our transitional impairment test as of January 1, 2002. Based on an independent valuation, utilizing discounted cash flow and industry market multiple valuation methodologies, the carrying value of Cherokee Europe exceeded its fair value. Based on this valuation, and unfavorable economic trends in the industries in which Cherokee Europe operates, we concluded in October 2002 that goodwill in the amount of $34.6 million was impaired. Accordingly, we recorded a non-cash charge of $34.6 million to reduce the carrying value of its goodwill. This impairment charge is reflected as the cumulative effect of a change in accounting principle as of January 1, 2002.

  Net Loss

        As a result of the factors discussed above, we recorded a net loss of $11.0 million before the cumulative effect of a change in accounting principle for the year ended December 31, 2002, compared to a net loss of $6.5 million for the year ended December 31, 2001. Our net loss including the cumulative effect of a change in accounting principle was $45.6 million for the year ended December 31, 2002.

  Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

  Net Sales

        Net sales decreased by approximately 14.8%, or $21.2 million, to $122.0 million for the year ended December 31, 2001 from $143.2 million for the year ended December 31, 2000.

        Sales of our North American operations decreased by approximately 38.1%, or $42.5 million, primarily due to lower customer demand as a result of unfavorable economic conditions and reduced capital spending by communication service providers. This was partially offset by increased sales attributable to the acquisition of Cherokee Europe, which contributed $52.8 million of sales for 2001, compared to $31.5 million of sales contributed for the period June 16 to December 31, 2000.

  Gross Profit

        Gross profit decreased by approximately 32.0%, or $14.5 million, to $30.8 million for the year ended December 31, 2001 from $45.2 million for the year ended December 31, 2000. Gross margin for the year ended December 31, 2001 decreased to 25.2% from 31.6% in the prior year.

        The decrease in gross profit was primarily due to a decrease in gross profit contributed by the North American operations resulting primarily from lower sales, partially offset by an increase in gross profit contributed by Cherokee Europe, which we acquired in June 2000. The decrease in gross margin compared to the prior year was primarily due to lower gross margin for the North American operations mainly as a result of a change in product mix and increased factory overhead expenses as a percentage of net sales.

  Operating Expenses

        Operating expenses for the year ended December 31, 2001 increased by approximately 18.5%, or $3.1 million, to $20.2 million from $17.1 million for the year ended December 31, 2000. As a percentage of sales, operating expenses increased to 16.6% from 12.0% in the prior year.

        The increase in operating expenses was primarily attributable to the inclusion in 2001 of a full year of Cherokee Europe's operations and amortization of goodwill and other related intangibles associated with the acquisition of Cherokee Europe. Partially offsetting the increase in dollars relating to Cherokee Europe's operations was a decrease in operating expenses for the North American operations resulting primarily from reductions in our workforce and other cost control measures implemented during 2001.

  Operating Income

        As a result of the factors discussed above, operating income decreased by approximately 62.6%, or $17.6 million, to $10.5 million for the year ended December 31, 2001 from $28.1 million for the year ended December 31, 2000. Operating margin decreased to 8.6% for 2001 from 19.6% in 2000.

  Interest Expense

        Interest expense for the year ended December 31, 2001 was $16.5 million compared to $16.8 million for the year ended December 31, 2000. This decrease was primarily due to lower interest rates on our revolver borrowings and term loans in 2001 compared to 2000.

  Net Income (Loss)

        As a result of the items discussed above, we recorded a net loss of $6.5 million for the year ended December 31, 2001 compared to net income of $11.7 million for the year ended December 31, 2000.

Quarterly Results of Operations

        The following tables present our unaudited quarterly results of operations for the eleven quarters in the period ended September 30, 2003 in dollars and as a percentage of net sales. You should read the following tables in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. We have prepared the unaudited information on the same basis as our audited consolidated financial statements. Such unaudited financial information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	2001 Quarter Ended,				2002 Quarter Ended,				2003 Quarter Ended,
	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30
	(dollars in thousands, except per share amounts)

Net sales	$39,420	$32,863	$25,995	$23,716	$24,564	$25,334	$23,609	$22,786	$21,041	$27,649	$30,130
Gross profit	11,014	8,040	6,225	5,472	6,331	6,796	6,480	6,088	4,821	8,063	9,216
Operating income	5,403	3,243	1,205	664	2,334	2,186	1,869	1,156	(9)	(1,956)	2,795
Net income (loss) before cumulative effect of a change in accounting principle	962	(932)	(2,816)	(3,707)	(1,427)	(1,604)	(2,696)	(5,284)	(3,330)	(6,397)	(2,404)
Cumulative effect of a change in accounting principle: goodwill impairment	—	—	—	—	(34,600)	—	—	—	—	—	—
Net income (loss)	962	(932)	(2,816)	(3,707)	(36,027)	(1,604)	(2,696)	(5,284)	(3,330)	(6,397)	(2,404)
Basic and diluted net loss per share									$(0.41)	$(0.79)	$(0.28)
Pro forma basic and diluted net loss per share					$(0.71)	$(0.00)	$(0.03)	$(0.08)	$(0.03)	$(0.10)	$(0.02)
	2001 Quarter Ended,				2002 Quarter Ended,				2003 Quarter Ended,
	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30	Dec. 31	Mar. 31	Jun. 30	Sept. 30

Net sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Gross profit	27.9	24.5	23.9	23.1	25.8	26.8	27.4	26.7	22.9	29.2	30.6
Operating income	13.7	9.9	4.6	2.8	9.5	8.6	7.9	5.1	0.0	(7.1)	9.3
Net income (loss) before cumulative effect of a change in accounting principle	2.4	(2.8)	(10.8)	(15.6)	(5.8)	(6.3)	(11.4)	(23.2)	(15.8)	(23.1)	(8.0)
Cumulative effect of a change in accounting principle: goodwill impairment	—	—	—	—	(140.9)	—	—	—	—	—
Net income (loss)	2.4	(2.8)	(10.8)	(15.6)	(146.7)	(6.3)	(11.4)	(23.2)	(15.8)	(23.1)	(8.0)

Liquidity and Capital Resources

        Upon consummation of this offering, we expect our liquidity requirements will be primarily for working capital and capital expenditures. We expect to incur significantly greater administrative costs as a result of operating as a public company. We have historically financed our capital needs with cash from operations supplemented by borrowings from credit facilities and debt issuances. We expect to fund our future cash requirements with cash from operations and cash on hand. As of September 30, 2003, we had cash and cash equivalents of $2.4 million.

        Net cash provided by operating activities was $7.9 million for the nine months ended September 30, 2002 compared to net cash used in operating activities of $5.2 million for the nine months ended September 30, 2003. Net cash provided by operating activities for the years ended December 31, 2000, 2001 and 2002 was $6.7 million, $17.0 million and $5.2 million, respectively. The decrease in the nine months ended September 30, 2003 primarily reflected higher losses mainly due to the restructuring of Cherokee Europe, as well as an increase of accounts receivable and inventories mainly as a result of increased business activity. The increase from the year ended December 31, 2000 to the year ended December 31, 2001 was primarily due to decreased sales, which resulted in decreases in accounts receivable, inventories and accounts payable. The decrease in the year ended December 31, 2002 from the year ended December 31, 2001 primarily reflected a decrease in sales and earnings resulting in lower working capital requirements.

        Net cash used in investing activities was $0.6 million for the nine months ended September 30, 2002 compared to $0.4 million for the nine months ended September 30, 2003. Net cash used in investing activities for the years ended December 31, 2000, 2001 and 2002 was $56.7 million, $2.0 million and $0.6 million, respectively. The amount for 2000 reflects $51.5 million invested in the acquisition of Cherokee Europe, net of cash acquired.

        Net cash used in financing activities was $5.5 million for the nine months ended September 30, 2002 compared to $6.9 million for the nine months ended September 30, 2003. The amount for the nine month period ended September 30, 2003 primarily reflects the repayment of debt. Net cash provided by financing activities was $43.5 million for the year ended December 31, 2000, compared to net cash used in financing activities of $13.2 million in 2001, compared to net cash provided by financing activities of $0.5 million in 2002. Net cash provided by financing activities of $43.5 million for the year ended December 31, 2000 primarily reflects the sale of limited liability company units, which were used to finance the purchase of Cherokee Europe, and proceeds from bank borrowings under our senior credit facilities. Net cash used in financing activities of $13.2 million for the year ended December 31, 2001 primarily reflected the repayment of debt. We completed the Restructuring Transactions in 2002.

        Our capital expenditures were $0.7 million for the nine months ended September 30, 2002 compared to $1.3 million for the nine months ended September 30, 2003. Capital expenditures for the years ended December 31, 2000, 2001 and 2002 were $4.9 million, $1.7 million and $1.0 million, respectively. Our capital expenditures have resulted primarily from investments in our equipment to increase our manufacturing capacity and to improve our manufacturing efficiencies. We expect capital expenditures to range from $1.0 million to $2.0 million in 2004, primarily for additional investments in manufacturing equipment.

        Our principal obligations and commitments, excluding periodic interest payments, as of September 30, 2003 that will be outstanding after this offering include (in thousands):

Contractual Obligations	2003	2004	2005	2006	2007	Thereafter	Total
Long-term debt	$—	$—	$—	$—	$—	$46,630	$46,630
Capital leases	344	836	—	—	—	—	1,180
Operating leases	341	1,128	1,128	1,128	1,128	1,536	6,389

Total	$685	$1,964	$1,128	$1,128	$1,128	$48,166	$54,199

        Long-term debt includes our senior notes that mature on November 1, 2008. Long-term debt does not include amounts outstanding under our senior credit facilities or our second lien notes, which we will repay with a portion of the net proceeds from this offering, or our convertibles notes, which will automatically convert into shares of our common stock upon consummation of this offering. For a more complete description of the application of the net proceeds from this offering, please refer to "Use of Proceeds." Our capital and operating lease commitments consist primarily of manufacturing equipment and facilities, respectively.

        We issued the senior notes as part of the Restructuring Transactions. Interest is payable on the senior notes in cash on May 1 and November 1 of each year. The senior notes are secured by a lien on substantially all of our domestic assets and by a pledge of 65% of the equity of certain of our foreign subsidiaries.

        As of September 30, 2003, we were in compliance with all of the financial covenants set forth in the agreements governing our debt. However, as of March 31, 2003 we were not in compliance with certain of our financial covenants set forth in the agreements governing our senior credit facilities and the second lien notes, which noncompliance was waived by the requisite lenders under the senior credit facilities and the requisite number of holders of the second lien notes.

        We anticipate that our operating cash flows and cash on hand will be sufficient to fund our operations and other cash requirements for at least the next twelve months. Our ability to satisfy our cash requirements depends upon our future performance, which is subject to general economic and business conditions and other factors affecting our operations, many of which are beyond our control.

New Accounting Pronouncements

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes EITF Issue 94-3, "Liability Recognition for certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. We have adopted the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002.

        In November 2002, the FASB issued Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," an interpretation of FASB Statements No. 5, 57 and 107, and rescission FIN No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 while the disclosure requirements are effective for financial statements for interim or annual periods ending after December 15, 2002. The adoption of this interpretation on January 1, 2003 did not have a material impact on our consolidated results of operations or financial position.

        In December 2002, the FASB Issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure," an amendment of SFAS No. 123. This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 31, 2002. The adoption of SFAS No. 148 did not have a material impact on our consolidated results of operations or financial position.

        In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. We did not have any variable interest entities as of September 30, 2003. The early adoption of this interpretation did not have a material impact on our consolidated results of operations or our financial position.

        In May 2003, FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity and requires an issuer to classify the following instruments as liabilities in its balance sheet:

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  a financial instrument issued in the form of shares that is mandatorily redeemable and embodies an unconditional obligation that requires the issuer to redeem it by transferring its assets at a specified or determinable date or upon an event that is certain to occur;

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  a financial instrument, other than an outstanding share, that embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and requires the issuer to settle the obligation by transferring assets; and

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  a financial instrument that embodies an unconditional obligation that the issuer must settle by issuing a variable number of its equity shares if the monetary value of the obligation is based solely or predominantly on (1) a fixed monetary amount, (2) variations in something other than the fair value of the issuer's equity shares, or (3) variations inversely related to changes in the fair value of the issuer's equity shares.

        SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is effective for all other financial instruments as of the first interim period beginning after June 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in accounting principle. The adoption of SFAS 150 did not have a material impact on our consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

        Market risks relating to our operations result primarily from changes in short-term interest rates. Other than as described below, we do not have foreign exchange or other significant market risk. We did not have any derivative financial instruments at September 30, 2003.

        We continuously evaluate our level of variable rate debt with respect to total debt and other factors, including assessment of the current and future economic environment.

        We had approximately $15.0 million in variable rate debt outstanding at December 31, 2002. Based upon this year-end variable rate debt level, a hypothetical 10% adverse change in interest rates would increase interest expense by approximately $0.1 million on an annual basis, and likewise decrease our earnings and cash flows. As of September 30, 2003, we had approximately $12.5 million in variable rate debt outstanding, which we expect to repay using a portion of the proceeds from the offering. We may enter into new variable rate debt in the future. We cannot predict market fluctuations in interest rates and their impact on our existing variable rate debt or any variable rate debt that we may incur in the future, nor can there be any assurance that fixed rate long-term debt will be available to us at favorable rates, if at all. Consequently, future results may differ materially from the estimated adverse changes discussed above.

        As a result of the acquisition of Cherokee Europe in June 2000, we have operations in Europe and are, therefore, subject to a certain degree of market risk associated with changes in foreign currency exchange rates. This risk is mitigated by the fact that our revenues and expenses are generally both recorded in Euros, thereby minimizing the risk of foreign currency translations on our operations in Europe. As of December 31, 2002 and September 30, 2003, the effect of foreign currency exchange rate fluctuations on our operating results for the fiscal year ended 2002 and for the nine months ended September 30, 2003, respectively, was not material. Historically, we have not actively engaged in exchange rate hedging activities.

Inflation

        We do not believe that inflation has had a material impact on our financial position or results of operations.

BUSINESS

General

        We are a leading designer and manufacturer of power supplies for OEMs. Our advanced power supply products are typically custom designed into mid- to high-end commercial applications in the computing and storage, wireless infrastructure, enterprise networking, medical and industrial markets. We are often the sole source provider of power supplies for OEM products into which our power supplies have been designed. Our power supply products are differentiated from those used in lower-end electronics, such as personal computers and mobile phones, by their high level of engineering and reliability. We strive to distinguish ourselves from our competitors with sophisticated engineering, design flexibility, innovative solutions, rapid prototype development, and efficient, low-cost manufacturing.

Power Supply Industry

  Background

        Power supplies are an essential element in the supply, regulation and distribution of electrical power in electronic equipment. Generally, power supplies convert alternating current, or AC, from a primary power source, such as a utility company, into a precisely controlled direct current, or DC. Virtually every electronic device that plugs into an AC wall socket requires some type of AC/DC power supply. DC/DC converters modify one DC voltage level to other DC levels to meet the distinctive power needs of various electronic subsystems and components. Power supplies are also used to regulate and monitor voltages to protect electronic components from surges or drops in voltage, to perform functions that prevent electronic equipment from being damaged by internal malfunction and to provide back-up power in the event that a primary power source fails.

  Need for Highly Reliable Power in Critical Commercial Applications

        Modern commercial electronic systems, especially computing and storage and wireless infrastructure equipment, require a precise and constant supply of electrical power that is significantly more refined than the power provided by the electric utility grid.

        On average, the electric utility grid supplies power quality that is free from surges, spikes or sags, 99.9% of the time, resulting in the equivalent of nine hours per year of unavailable power. These nine hours of downtime often occur in many isolated interruptions of very short duration. In applications that utilize lower-end consumer electronics, a brief interruption of power only interrupts operations for the time that the power is actually unavailable. In commercial applications, however, power supply products must efficiently and reliably convert power from the electric utility grid to the precise form and quality of power required by complex electronic equipment, such as workstations, enterprise servers, routers, wireless base stations, industrial process equipment and ultrasound machines.

        Power supplies are normally embedded in an OEM's product, and the delivery of power is critical to the function of that product. Although the power supply typically constitutes less than 5% of the cost of an end product, any interruption in the power supply or an inability to regulate and distribute the precise amount of power within a commercial application could cause the entire end product to fail and result in extensive downtime. This downtime could cause the OEM to lose revenue and incur customer dissatisfaction and may cause financial and operational damage to the end user of the OEM's product. As a result, OEMs are very selective in their choice of a power supply vendor and place a high degree of importance on the power supply vendor's reliability, emphasizing the quality of the power supply products as well as the power supply vendors' sophisticated engineering capabilities.

  Power Supply—Market Segments

        The power supply market can be segmented by power type. The AC/DC power market can be further segmented by primary end market and by power supply output. A summary of the these power supply market segmentations, as well as information with respect to the DC/DC power market, is demonstrated in the table below:

Power Type	Primary End Market	Power Range	Typical Characteristics	Representative Applications	% of Commercial AC/DC Market(1)
AC/DC	Commercial	High	•More than 750 Watts •Higher Technology •Lower Volume •Higher Margin	•Enterprise Servers •Higher-end Routers •Communication Switches •Industrial Process Control •RF Amplifiers •Ultrasound	27%
		Mid	•151-750 Watts •Higher Technology •Moderate Volume •Higher Margin	•Routers, Hubs •Workstations •Communications Base Stations	56%
		Low	•Up to 150 Watts •Lower Technology •Higher Volume •Lower Margin	•Storage Area Networks •Retail POS Equipment •Industrial Applications	17%
	Consumer(2)	Low	•Lower Technology •Higher Volume •Lower Margin	•Personal Computers •Consumer Electronics •Desktop Printers	N/A
DC/DC	Commercial and Consumer(2)	All	•5-150 Watts •Higher Technology •Higher Volume •Low- to Mid-Margins	•Storage Area Networks •Communications Base Stations •Automated Testing Equipment	N/A

(1)
Based upon 2002 sales in the North American and European AC/DC market. Source: VDC.
(2)
The consumer end market is not a market for our products.

        Power Supply—Custom, Modified Standard and Standard.    Power supplies are designed for an OEM on a custom, modified standard or standard basis, depending on the needs of the specific customer.

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  Custom power supplies are typically sold directly to a manufacturer and necessitate a working relationship between the OEM and the power supply vendor, often on a sole source basis as to a particular product. OEMs purchase custom power supplies because they provide maximum design flexibility to meet the exact form, fit and function required for a specific application. The engineering teams from both the power supply vendor and the OEM work closely together to design a power supply that meets the performance needs of the system, often resulting in a strong relationship between the vendor and the OEM. Custom products with low- to mid-production volumes are typically provided by a sole source. Once a power supply is custom designed into an OEM's product, it is difficult, time consuming and costly for the OEM to switch vendors.

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  Modified standard power supplies are built with standard "off-the-shelf" products, yet require some degree of customization that does not change the basic product architecture. Modified standard power supplies are sold directly to the manufacturer. As compared with custom products, modified standard products are characterized by (1) shorter lead times; (2) lower up-front engineering costs; (3) higher volume production requirements; and (4) increased pricing pressure.

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  Standard "off-the-shelf" power supplies are products designed to appeal to a wide range of customers for use in a variety of different applications. These products are sold directly to the manufacturer and through third-party distributors. Standard power supplies offer benefits to the OEM because they have limited up-front engineering requirements and are readily available, which allows the OEM flexibility in its choice of supplier and facilitates a faster time-to-market for a new end product. Standard power supply products are usually subject to more pricing pressure, and are less differentiated than custom or modified standard products.

  Power Supply—Fragmented Market

        The power supply industry is highly fragmented. According to Micro-Tech Consultants, in 2002 there were more than 1,000 third-party AC/DC and DC/DC power supply manufacturers worldwide. We believe a majority of these firms focus on manufacturing consumer power supply products such as personal computer adaptors and cell phone chargers. In the commercial power supply market, we believe a majority of firms manufacture standard power supplies and a small percentage primarily provide custom power supplies to manufacturers. Industry studies suggest there may be consolidation among power suppliers in the future to expand product offerings, enhance customer relationships and lower operating costs.

  Trends

  Large, Growing AC/DC Market

        According to VDC, the global market for third-party AC/DC power supply products is expected to be $4.1 billion in 2003. We believe principal factors contributing to growth in this market will include:

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  Increasing demand from OEMs due to improving end markets;

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  Increasing spending for information technology and communications equipment (especially wireless);

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  Increasing demand for electronic equipment and systems in Asia and emerging markets;

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  Increasing quality and reliability requirements of power supplies in OEMs' end products; and

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  New product development by OEMs.

  Growing, Complementary DC/DC Market

        According to VDC, the global market for third-party DC/DC converters is expected to be $2.0 billion in 2003. The DC/DC market is expected to experience growth principally due to the proliferation of electronic devices that require lower DC voltages at higher currents. Growth in communication and portable devices, growing demand for personal computers in Asia, resumed economic growth, product diversification, miniaturization of electronic products, growing power supply functionality and falling prices are all expected to contribute to this growth.

        DC/DC converters complement AC/DC power supplies because an AC/DC power supply converts AC power into DC power and then a DC/DC conversion device is often required to convert the DC power into the precise DC voltage required by each electronic device within an end product. Therefore, an end product may have one AC/DC power supply but may require multiple DC/DC components to convert, distribute and regulate power within the application.

  Reduction of Approved Vendors Benefits Quality Power Supply Companies

        To improve operating efficiencies and shorten the cycle time required to introduce new products, OEMs are relying on a smaller number of approved vendors, including power supply vendors. We believe OEMs are selecting their reduced number of power supply vendors based on:

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  Broad product capabilities;

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  Custom design capabilities and engineering expertise;

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  Ability to meet rapid time-to-market requirements;

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  Product quality and reliability;

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  Price competitive products;

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  Sophistication of supply chain management; and

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  Global supply, sourcing and delivery capabilities.

Competitive Strengths

        We are a leading designer and manufacturer of power supplies for OEMs in the computing and storage, wireless infrastructure, enterprise networking, medical and industrial markets. We believe that we benefit from the following competitive strengths:

  Leading Provider of Custom Solutions

        We specialize in providing AC/DC custom power supply solutions. We derived approximately 84% of our net sales for the nine months ended September 30, 2003 from AC/DC custom products. We have a talented team of power engineers who are able to leverage their extensive experience with custom designs to rapidly design and produce high-quality, reliable custom power supply solutions. We believe our engineering expertise and our database of custom designs provide us with a competitive advantage in building advanced solutions that meet the demanding requirements of our customers' products. We also sell modified standard and standard products that are developed leveraging our database of custom power supply designs, thereby augmenting our position as a leading provider of custom solutions. During 2003, we also introduced a DC/DC product line that primarily focuses on standard DC/DC products.

  Distinctive Combination of Local Engineering with Low-Cost Manufacturing

        We provide our customers with the benefits of local design and engineering coupled with competitive pricing. Local engineering support close to the customers' design facility is important because of the need for frequent interaction with our customers throughout the design and testing process. With design centers in the United States and Europe, augmented by a complementary design center in India, our engineers can more efficiently interact with our customers' engineers during the design and prototype development phase.

        We are able to offer competitively priced products by using our sophisticated, efficient, low-cost manufacturing facilities located in Orange County, California; Wavre, Belgium; Guadalajara, Mexico; and Bombay, India. The California and Belgium operations primarily focus on product engineering requirements, as well as production and assembly, and develop working relationships with our customers' engineers to source, design, prototype and deliver power supply solutions. The Mexico and India facilities are utilized primarily to provide low-cost manufacturing solutions for those aspects of our production process that are more labor intensive. We have designed our production lines using common equipment and components. Therefore, most of our products can be manufactured from multiple existing facilities. This reduces training costs, improves production efficiency and quality, and provides us with greater flexibility to meet our customers' changing production requirements.

  Efficient Operations Generate High Margins

        In 2002, in spite of a slowdown in our markets, we generated an operating margin that was significantly higher than that of our four publicly traded power supply competitors. In each of our past five fiscal years ended December 31, 2002, we have generated an operating margin at least 700 basis points higher than the average operating margin of those competitors. We do not have information as to the operating margins of our non-publicly traded competitors, which could be higher than those of our publicly traded competitors. We have achieved these higher margins through:

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  Focusing on designing and manufacturing mid- to high-end custom power supplies;

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  Leveraging our rapid and efficient design and engineering capabilities;

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  Using common componentry in many of our products to achieve lower cost of materials;

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  Purchasing substantially all of our raw materials directly from manufacturers, rather than distributors;

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  Utilizing our lower-cost manufacturing facility in Mexico for specified higher volume production requirements;

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  Manufacturing labor intensive magnetic sub-assemblies in-house at our facilities in India; and

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  Effectively managing costs and capacity utilization.

  Strong Partnerships with Blue Chip OEM Customer

        We provide products to leading OEMs in the computing and storage, wireless infrastructure, enterprise networking, medical, industrial and other mid- to high-end electronic equipment industries. Our largest customers include Alcatel, Brocade Communications Systems, Dell Inc., Hewlett-Packard, Honeywell International, Juniper Networks, Motorola, Inc. and Nortel Networks. We believe that our customers continue to seek long-term power-solution partners that will act as an extension of their internal engineering team and a global manufacturing partner that can support their product needs over long product lifecycles. We believe that our ability to provide these services has allowed us to strengthen our relationships with many of our customers, especially over the last several years.

  Sole Provider for Programs Comprising a Majority of Our Sales

        We believe we are the sole source provider on programs that comprised approximately 88% of our net sales for the nine months ended September 30, 2003. Our products are generally used for the entire life cycle of a customer's end product, providing a base of recurring sales from year to year during that cycle. In fact, we have remained the sole source provider for all of the programs into which our products have been custom designed on a sole source basis since September 30, 2001. The life cycle of our customers' products can range anywhere from approximately two to five years in computing, storage and communications applications and seven to fifteen years in industrial and medical applications. We have found that OEMs generally do not change vendors once a power supply has been designed into a product, due to the time-consuming and costly retesting and recertification requirements by the customer and one or more regulatory agencies. It is also difficult for another manufacturer to precisely and economically replicate a custom or modified standard power supply once it has been incorporated into a product.

  Reputation for Quality and Service in an Increasingly Demanding Environment

        We use advanced quality controlled testing methods to monitor our sophisticated design and manufacturing process. In addition to testing performed during the design and manufacturing process, we test 100% of our finished products using automated equipment and customer-approved tests. Our reputation for quality and service was recently recognized by Frost & Sullivan, which awarded us its 2003 Market Engineering Customer Service Innovation Award. We were the only power supply company to receive this award in 2003.

  Rapid Prototype Lead Times and Time-to-Production

        Prototype lead times, the time between design win and delivery of initial prototype, and time-to-production, the time between prototype and full production, are critical factors in a customer's selection of a power supply manufacturer. On average, we are able to deliver custom product prototypes within 10 to 12 weeks of design win. We strive to help our customers reach full production more rapidly than our competitors in the custom market. Short prototype lead times and fast time-to-production help customers meet commitment dates and beat their competition to market. Our strategically located operations in North America, Europe, Mexico, and India, help avoid delays in communication and manufacturing and the exchange of designs and prototypes that burden many of our competitors. We provide our customers with short prototype lead times and fast time-to-production by:

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  Employing experienced engineers dedicated to the design and development of custom power supplies and who communicate directly with our customers' engineers throughout the design process;

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  Setting up our efficient manufacturing lines primarily to run custom products;

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  Leveraging our common componentry, extensive database of designs, and efficient production methodologies;

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  Adhering to disciplined project management procedures to enhance efficiencies during the engineering design process; and

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  Being one of the few companies in the industry with the ability to self-certify our products for three of the primary safety agencies.

  Experienced Management Team

        Jeffrey Frank, our President and Chief Executive Officer, joined us in 2001 and has over 18 years of electronics industry experience. Mr. Frank is supported by a senior management team including Bud Patel, Van Holland, Dennis Pouliot, Howard Ribaudo, Alex Patel and Marcel Miller, who average approximately 25 years of power supply and electronics industry experience and who also average approximately 15 years of service with Cherokee.

Business Strategy

        Our objective is to grow our business profitably by being the power supply partner of choice for select industry-leading OEMs who require sophisticated power solutions. Key elements of our strategy include:

  Increase Sales to Our Existing Customers

        Over the past few years, we have made a significant effort to enhance the processes and systems used in our interaction with customers. We believe these changes have resulted in increased sales to many of our existing customers. We intend to leverage our competitive strengths, in-depth knowledge of our customers' needs and expanded product line to continue to increase sales to our existing customers by being awarded the right to provide power supplies for their new end products. In addition, as OEMs reduce the number of power supply vendors with whom they work, we are focused on increasing our share of their power supply spending. For example, since January 1, 2002, we have obtained 57 new design wins from our customers existing as of January 1, 2002. Design wins do not always result in significant new programs or sales.

  Expand Our Customer Base Through Increased Sales and Marketing Efforts

        We intend to continue to increase our direct and indirect sales and marketing efforts to OEMs in our target markets. After Jeffrey Frank joined us as Chief Executive Officer in 2001, we increased spending on direct sales and marketing. We also added independent sales representatives who had existing sales relationships with our targeted customer base. As a result, as of September 30, 2003, we had 12 direct salespeople and a network of over 150 independent sales representatives in North America, compared to five direct salespeople and 13 independent sales representatives in 2001. We have obtained 29 new customers and 51 new design wins from those new customers since January 1, 2002. Design wins do not always result in significant new programs or sales.

  Increase Sales from Complementary DC/DC Product Offerings

        In 2003, we entered the rapidly growing DC/DC market by introducing complementary DC/DC products and generated 16 design wins, mostly from our existing customers. Sales from most of these design wins are not expected to be realized until 2004 and beyond as the engineering design cycle is at the early stages and full production will not begin for several quarters. We will continue to focus on selling our DC/DC products to existing AC/DC customers with whom we have relationships as we believe there is an increased demand for such products. As a result, we expect to sell more DC/DC products in the future for which we expect to achieve margins similar to those achieved for our AC/DC products.

  Expand and Cross-Sell Product Offerings

        We plan to continue to broaden our existing product line and cross-sell products on a global basis to attract new customers and to capture a larger portion of our existing customers' business. We intend to leverage our portfolio of standard and modified standard products and to market these products on a private label and branded basis through available sales channels. In addition, we believe we have opportunities to market custom products developed for one customer on a custom, modified standard or standard basis.

  Expand Our Global Manufacturing Presence

        We plan to expand our manufacturing presence in lower-cost manufacturing countries outside of the United States to better serve our customers who are relocating their own manufacturing to such countries. By locating our manufacturing facilities close to our customers' own facilities, we are able to offer products at a lower cost, increase production flexibility and decrease the lead times of our products.

  Leverage Infrastructure to Improve Margins

        Operating costs of our existing manufacturing facilities and related administrative expenses are relatively fixed, and should increase at a slower rate than sales as sales improve. In addition, we have the opportunity to leverage our engineering and sales staff for higher revenue programs without significant increases in staffing and related costs. The relatively fixed cost structure of our business model should allow us to realize higher margins on incremental revenue. We currently have available manufacturing capacity sufficient to accommodate significant future growth. Additionally, we intend to further drive efficiencies in manufacturing, and minimize labor, supply and manufacturing costs through the utilization of our facilities in countries outside of the United States.

  Pursue Selected Acquisitions

        The power supply industry is highly fragmented worldwide. We intend to evaluate acquisition opportunities that we believe are complementary to our operations and will improve our geographic reach or strengthen our customer base.

Product Line

        Over our more than 20-year history, we have designed and manufactured an extensive range of power supply products. These products, containing magnetic sub-assemblies, circuits and other components, convert AC power to DC power and maintain voltage levels within specific limits. Our products cover a broad range of applications, from 10 to 18,000 watts for AC/DC power supplies, and from 20 to 1,000 watts for DC/DC converters. Our power supplies are self-contained units, range in weight from one half of a pound to thirty pounds and are normally incorporated inside our customers' end products.

        Most of our power supplies are custom made, although we also produce some modified standard and standard products. We focus on designing and manufacturing mid- to high-end custom power supplies because they typically have the highest margins. Due to our large database of custom and modified standard products, we benefit from the opportunity to incorporate our existing engineering and designs to expedite design and time to market.

        In 2003, we entered the growing DC/DC market by introducing complementary DC/DC products. We will continue to focus on selling our DC/DC products to existing AC/DC customers with whom we have relationships as we believe there is an increased demand for such products.

Customers

        Our base of OEM customers are in diverse markets such as wireless infrastructure, networking, medical, high-end workstations (excluding PCs), industrial process controls, and other electronic equipment industries. Most of these OEMs are Fortune 500 companies and leaders in their respective industries. Our top ten customers accounted for approximately 60% of our net sales during 2002 and approximately 58% of our net sales during the first nine months of 2003. Our largest customers include Alcatel, Brocade Communications Systems, Dell Inc., Hewlett-Packard, Honeywell International, Juniper Networks, Motorola, Inc. and Nortel Networks. Net sales to Nortel Networks accounted for more than 10% of our net sales during 2002, and net sales to Nortel Networks and Hewlett-Packard each accounted for more than 10% of our net sales during the first nine months of 2003. We derived approximately 63% of our net sales in 2000, 48% of our net sales in 2001, 46% of our net sales in 2002, and 50% of our net sales during the first nine months of 2003 from customers in the United States. The remainder of our net sales for such periods were to customers outside of the United States, with the majority of these remaining net sales derived from sales to customers in Europe.

Sales and Marketing

        We market our products and services in North America through an integrated sales approach involving account managers and independent sales representatives with active support from design, engineering and production personnel. Our in-house account managers supervise customer relationships and oversee a nation-wide network of commission-based independent sales representatives whose main purpose is to identify new opportunities. We market our products in Europe using a combination of a local direct sales team, independent sales representatives and in-house account managers.

        We focus our efforts on expanding relationships with existing customers and aggressively targeting emerging OEM industry leaders with whom the opportunity exists to provide products and services across a number of product families and through successive product generations. We focus our resources on markets that are growing relatively quickly and have the potential for significant profit margins. Potential customers are assigned to our in-house account managers who evaluate the customer against our customer selection criteria.

        On an ongoing basis, our engineering personnel provide technical support to customers in the areas of product design changes, field performance and testing. Our collaborative relationships allow us to gain valuable knowledge about an existing customer and its processes, which we believe gives us an advantage in obtaining future business from that customer.

Backlog

        We generally sell our products pursuant to purchase orders rather than long-term contracts. Backlog consists of purchase orders received for which we have not shipped product. A variety of conditions, both specific to the individual customer and generally affecting the customer's industry, may cause customers to cancel, reduce or delay orders or commitments that were previously made or anticipated. Our backlog was approximately $37.5 million at September 30, 2003 and $25.4 million at September 30, 2002. We have also entered into consignment arrangements with some of our customers, whereby we have agreed to bear the risk and cost of carrying inventory. Under the consignment arrangements, we deliver the power supplies ordered by such customers to a third-party location, permit these customers to take delivery of the power supplies within a specified time period after our delivery of the products, and invoice these customers for the products after they have taken delivery and title has passed. We expect all of our backlog will be shipped within the next 12 months.

Manufacturing Process And Quality Control

        A typical power supply consists primarily of one or more printed circuit boards, electronic and electromagnetic components and a sheet metal chassis. The production of our power supplies entails the assembly of structural hardware combined with a sophisticated assembly of circuit boards encompassing highly automated surface mount technology, or SMT.

        In response to market demands for increased quality and reliability, design complexity, and sophisticated technology, we have automated many electronic assembly and testing processes which were traditionally performed manually and we have standardized our manufacturing processes to efficiently utilize our resources and optimize our capacities. Our manufacturing facilities are designed to quickly produce a broad range of products at a low cost. We have eight SMT lines located throughout our facilities. SMT permits reduction in board size by eliminating the need for holes in the printed circuit boards and by allowing components to be placed on both sides of a board. Each SMT line is capable of placing as many as 40,000 parts per hour, with each machine hour equating to approximately 50 labor hours.

        In addition to increasing automation of our facilities, we have standardized our operations to include self-contained continuous flow manufacturing lines, which incorporate flow solder machines, in circuit test machines, highly advanced computer controlled burn-in equipment, automated final test machines, ongoing reliability test equipment, standardized processes and measurements on all lines. Furthermore, manufacturing processes, quality systems, data collection and documentation are standardized across all facilities for smooth transition among locations to accommodate optimal capacity utilization.

        Most of our customers require that their power supplies meet or exceed established international safety and quality standards. In response to this need, we design and manufacture power supplies in accordance with the certification requirements of many international agencies, including Underwriters

Laboratories Incorporated (UL) and Telcordia/Belcore in the United States; the Canadian Standards Association (CSA) in Canada; Technischer Uberwachungs-Verein (TUV) and Verband Deutscher Electrotechniker (VDE), both in Germany; the British Approval Board for Telecommunications (BABT) in the United Kingdom; and European Telecommunications Standard Institute (ETSI) and International Electrotechnical Committee (IEC), both European standards organizations. We are one of the few companies in the industry with the ability to self-certify our products for three of the primary safety agencies (UL, CSA and TUV), which we believe provides us with a competitive advantage.

        Quality and reliability are emphasized in both the design and manufacture of our products. In addition to testing throughout the design and manufacturing process, we test 100% of our finished products using automated equipment and customer-approved tests. Prototypes are reviewed to ensure that they can be efficiently manufactured and an additional out-of-box test or pre-ship audit is performed on randomly selected units, which are ready for shipment, further ensuring manufacturing quality and integrity.

        Our sophisticated manufacturing facilities in Orange County, California; Guadalajara, Mexico; Bombay, India; and Wavre, Belgium, are ISO 9001: 2000 certified. Our facilities in India manufacture labor-intensive magnetic sub-assemblies that are distributed to our other facilities for incorporation into many of our final products.

Suppliers

        Our high-quality products and ability to provide such products in a relatively short time-to-market are in part the result of a well managed supply chain network. We typically design products using common components, thereby increasing our purchasing power and reducing inventory risk. Most of our raw materials, including electronic and other components, sheet metal, transistors, mechanical parts and electrical wires, are readily available from several sources. Although some of our raw materials are sourced from only one manufacturer, they are generally available in large quantities from a number of different suppliers.

        Through centralized purchasing, we have negotiated a number of volume discount purchase agreements to realize economies of scale at each facility. During 2002 and the first nine months of 2003, no supplier accounted for more than 3.0% of raw materials purchased. Also, we generally purchase raw materials and components directly from manufacturers and not from distributors to get the most current materials at a lower available cost, thereby further reducing our overall cost of production. We view our suppliers as long-term partners with whom we strive to develop strong relationships. In our experience, the repeat business and confidence that these relationships offer our suppliers often lead to a lower cost of materials.

Competition

        The power supply manufacturing industry is highly fragmented and characterized by intense competition. According to Micro-Tech Consultants, in 2002 there were more than 1,000 third-party AC/DC and DC/DC power supply manufacturers worldwide. No single company dominates the overall power supplies market and our competitors vary depending upon the particular power conversion product category. Our competitors include Artesyn Technologies, Astec Power, Delta Electronics, Magnetek, Power One, Tyco International, Vicor, and many smaller companies.

        We believe that the principal competitive factors in our targeted markets are length of time-to-market, manufacturing flexibility, technical knowledge, quality and cost. We believe that, compared to our competition, we sell products with comparable or better quality characteristics at comparable prices.

Engineering And Product Development

        Our engineering and product development activities are principally directed to the improvement of existing products and the development of new power supplies to satisfy customer needs. As part of the collaborative relationships established by us with our key customers, we work closely with our customers to develop new products. Product development is performed by a group of approximately 34 engineers and technicians located primarily in Tustin, California and Wavre, Belgium.

        Our total expenditures for engineering and product development were $5.5 million, $6.7 million, and $7.0 million for the years ended December 31, 2000, 2001, and 2002, respectively, and $6.4 million for the nine months ended September 30, 2003.

Intellectual Property Matters

        Historically, intellectual property rights have not been a significant competitive factor in the power supply industry. Accordingly, we have not expended significant efforts to obtain trademark registrations or other forms of intellectual property protection covering our brands and technologies. However, there is no guarantee that intellectual property rights will not become more significant in the future, or that our competitors will not try to assert intellectual property rights to obtain a competitive advantage. Indeed, from time to time we have received notices of alleged infringement and/or invitations to take licenses from third parties, as described more fully in "Risk Factors—Risks Relating to Our Company and Industry—We may be sued by third parties for alleged infringement of their proprietary rights."

Employees

        At September 30, 2003, we employed approximately 1,239 full-time employees at our facilities in the following capacities:

	Location
Function
	U.S.	Belgium	Mexico	India	Total
Manufacturing	239	182	171	426	1,018
Engineering (including R&D)	44	35	3	10	92
Quality Control	21	11	7	2	41
Marketing	12	21	1	—	34
General Administration	16	23	8	7	54

Total	332	272	190	445	1,239

        None of our domestic employees is represented by a labor organization. Most of our employees who work in our Guadalajara, Mexico facility are represented by a union as required under Mexican law. Some of our employees who work in our Wavre, Belgium facility are represented by unions and work subject to a collective bargaining agreement. We believe that our relations with our employees, including in our Mexico and Belgium facilities, are good.

Properties

        Our headquarters are located in Tustin, California. We own two manufacturing facilities, both of which are outside of the United States, and lease four other manufacturing facilities. In addition, we lease satellite offices located in England, France, Germany and the Netherlands, which serve as our sales offices. Our leased facilities in Bombay, India are leased by certain of our subsidiaries. These facilities manufacture labor-intensive magnetic sub-assemblies that are distributed to our other facilities for incorporation into many of our final products.

        The terms of the leases are generally short-term with the exception of the lease on our headquarters, which has approximately five years of its present term remaining with one five-year renewal option. Approximately one year of the lease period remains on the short-term leases. However, they all have renewal options as indicated in the following table. We believe that our leased locations are adequate for our immediate needs and that additional or substitute space is available, if needed, to accommodate future growth and expansion, or relocation.

Facilities	Primary Activity	Approximate Square Footage	Owned/ Leased	Lease Expiration Date	Renewal Option
Tustin, California	Manufacturing Engineering Administrative	86,000	Leased	April 30, 2009	One five-year renewal
Irvine, California	Manufacturing Engineering	31,000	Leased	December 31, 2004	One one-year renewal
Wavre, Belgium	Manufacturing Engineering Administrative	178,000	Owned	Not applicable	Not applicable
Guadalajara, Mexico	Manufacturing	35,000	Owned	Not applicable	Not applicable
Bombay, India	Manufacturing	14,000	Leased	June 28, 2004	Unlimited five-year renewals
Bombay, India	Manufacturing	17,000	Leased	January 10, 2005	Unlimited five-year renewals

Legal Proceedings

        As of the date of this prospectus, we are not a party to any material legal proceedings. We may, however, become subject to lawsuits from time to time in the course of our business.

MANAGEMENT

        The following table sets forth certain information regarding our directors and executive officers on the date of this prospectus.

Name	Age	Position(s)
Pat Patel	58	Chairman, Founder and Director
Jeffrey Frank	49	President, Chief Executive Officer and Director
Bud Patel	68	Executive Vice President and Director
Van Holland	50	Chief Financial Officer
Dennis Pouliot	56	Vice President of Sales
Howard Ribaudo	45	Vice President of Global Accounts
Alex Patel	53	Vice President of Engineering
Marcel Miller	50	General Manager, Cherokee Europe
Ian Schapiro	46	Director
Anthony Bloom	64	Director
Christopher Brothers	37	Director
Clark Michael Crawford	57	Director
Stephen Kaplan	44	Director

        Pat Patel founded Cherokee in 1978 and served as President of Cherokee and its successor since its inception. In April 1999, he became Chairman of the board of directors. In September 2001, he resigned as President and Chief Executive Officer. Prior to founding Cherokee, Mr. Patel served as a Senior Project Engineer at Burroughs Corp. (now Unisys) for four years. Pat Patel is not related to Bud Patel or Alex Patel.

        Jeffrey Frank joined Cherokee in September 2001 as President and Chief Executive Officer. Prior to joining Cherokee, Mr. Frank was President of Lambda LEI for two years. From May 1996 to March 2000, Mr. Frank was President of Polestar Laboratories. In addition, Mr. Frank has over 18 years of experience in the electronics industry.

        Bud Patel has served as our Executive Vice President since April 1996 and was a Vice President of Engineering of Cherokee from 1987 to 1993. Mr. Patel served as President of Bikor from June 1993 through March 1996 when we acquired substantially all of the assets of Bikor. Prior to joining Cherokee in 1987, Mr. Patel was a Director of Engineering at Leland Electro Systems for over 25 years. Bud Patel is the uncle of Alex Patel, but is not related to Pat Patel.

        Van Holland became our Chief Financial Officer in August 1999. Prior to joining Cherokee, Mr. Holland served as Executive Vice President and Chief Financial Officer of Wyle Electronics, a $1.5 billion electronics distributor. From 1979 to May 1999, Mr. Holland served in various senior financial management positions at Wyle Electronics. Prior to that, Mr. Holland was an auditor with Arthur Andersen & Co.

        Dennis Pouliot has served as Vice President in the sales and marketing departments of Cherokee and its predecessor since March 1991. Prior to joining us, Mr. Pouliot was a sales manager at Lambda Qualidyne from June 1989 to March 1991 and a Director of International Sales and Marketing from September 1978 through June 1989.

        Howard Ribaudo has served as Vice President in the sales and marketing departments since March 1996 and served us in various other capacities for Cherokee from 1988 through September 1993. Mr. Ribaudo served as Vice President of Sales and Marketing for Bikor from September 1993 through March 1996 when we acquired substantially all of the assets of Bikor.

        Alex Patel has served as our Vice President of Engineering since August 2002 and served as Director of Engineering from 1988 to 1993 and from March 1996 to August 2002. Mr. Patel served as

Vice President of Engineering at Bikor from 1993 through March 1996 when we acquired substantially all of the assets of Bikor. Prior to joining the Company in 1988, Mr. Patel was a Senior Development Engineer at GE and Leland Electrosystems for 11 years combined. Alex Patel is the nephew of Bud Patel, but is not related to Pat Patel.

        Marcel Miller became General Manager of Cherokee Europe upon our acquisition of ITS in June 2000. Prior to the acquisition, Mr. Miller served as General Manager of the power supply business of ITS since 1999. Mr. Miller served as Director of Sales and Marketing of the power supply business of ITS and its predecessor since 1996. From 1978 to 1995, Mr. Miller held several positions in the Research and Development Department of ITS' predecessor, including Director of Research and Development from 1990 to 1995.

        Ian Schapiro became a member of our board of directors in April 1999. Mr. Schapiro became a founding principal of GFI in June 1995. From November 1985 to June 1995 he was a partner of Venture Associates and of Arthur Andersen & Co. following that firm's acquisition of Venture Associates. From 1984 to 1985, Mr. Schapiro was Chief Financial Officer of a technology company, and before that, a commercial banker with The Bank of California whose portfolio was concentrated in the energy sector. Mr. Schapiro is a member of the board of directors of UtiliQuest Holdings, Inc., Elgar Holdings, Inc. and Infrasource Incorporated.

        Anthony Bloom became a member of our board of directors in April 1999. Mr. Bloom is an international investor now based in London. Prior to his relocation to London in July 1988, he lived in South Africa where he was the Chairman and Chief Executive of The Premier Group (a multi-billion dollar conglomerate involved in agribusiness, retail, and consumer products), and a member of the boards of directors of Barclays Bank, Liberty Life Assurance, and South African Breweries. Since moving to the United Kingdom in 1998, he served as a member of the board of directors of RIT Capital Partners plc ("RIT"), a publicly traded, London-based investment company chaired by Lord Rothschild, and as Deputy Chairman of Sketchley plc. Mr. Bloom presently provides investment advice to RIT and is a chairman of Cine-UK Ltd. Mr. Bloom is also a director of Power Measurement, Inc., Rio Narcea Gold Mines Ltd., Xantrex Technology, Inc., Afri-Can Marine Minerals Corp. and Rockridge Consolidated Ltd.

        Christopher Brothers became a member of our board of directors in April 1999. Mr. Brothers is a Managing Director of Oaktree. Prior to joining Oaktree in 1996, Mr. Brothers worked at the New York headquarters of Salomon Brothers Inc., where he served as a Vice President in the Mergers and Acquisitions group. Prior to 1992, Mr. Brothers was a Manager in the Valuation Services group of Price Waterhouse. Mr. Brothers serves on the boards of directors of APW Ltd., Infrasource Incorporated, National Mobile Television, Inc., Power Measurement, Inc. and Xantrex Technology, Inc.

        Clark Michael Crawford became a member of our board of directors in January 2003. Mr. Crawford has held several key management positions for both Verizon Communications Inc. and GTE Corporation. At GTE, during the period from June 1996 to June 2000, Mr. Crawford served as Vice President of West Area Operations, President of GTE California, Vice President of Information Technology, President of GTE Data Services and Chairman of GTE Commercial Services. Subsequent to his work at GTE, Mr. Crawford was Senior Vice President, Service Assurance for Verizon. Mr. Crawford retired from Verizon in July 2001.

        Stephen Kaplan became a member of our board of directors in April 1999. Mr. Kaplan is a Founding Principal of Oaktree. Prior to joining Oaktree in June 1995, Mr. Kaplan was a Managing Director of Trust Company of the West (TCW). Prior to joining TCW in 1993, Mr. Kaplan was a partner in the law firm of Gibson, Dunn & Crutcher. Mr. Kaplan serves on the boards of directors of Collagenex Pharmaceuticals, Inc., General Maritime Corporation, Regal Entertainment Group and various other private companies.

Board Composition

        We intend to appoint an additional independent director prior to the completion of this offering. Upon completion of this offering, our board will consist of the new independent director, Pat Patel, Jeffrey Frank, Bud Patel, Ian Schapiro, Anthony Bloom, Christopher Brothers, Clark Michael Crawford and Stephen Kaplan. Our independent directors will consist of the new independent director, Anthony Bloom, Christopher Brothers, Clark Michael Crawford and Stephen Kaplan.

Board Committees

        Upon completion of this offering, our board of directors intends to appoint an audit committee, a compensation committee and a nominating and corporate governance committee. The composition of the board committees will comply with the requirements of The NASDAQ National Market and the Sarbanes-Oxley Act of 2002.

        The audit committee will select, on behalf of our board of directors, an independent public accounting firm to be engaged to audit our financial statements, discuss with the independent auditors their independence, review and discuss the audited financial statements with the independent auditors and management and recommend to our board of directors whether the audited financials should be included in our Annual Reports on Form 10-K to be filed with the Securities and Exchange Commission, or the SEC. The audit committee will be comprised of three independent directors.

        The compensation committee will review and either approve, on behalf of our board of directors, or recommend to the board of directors for approval (1) the annual salaries and other compensation of our executive officers and (2) individual stock and stock option grants. The compensation committee also will provide assistance and recommendations with respect to our compensation policies and practices and assist with the administration of our compensation plans. We expect that the compensation committee will be comprised of at least two independent directors.

        The nominating and corporate governance committee will assist our board of directors in fulfilling its responsibilities by: identifying and approving individuals qualified to serve as members of our board of directors, selecting director nominees for our annual meetings of stockholders, evaluating the performance of our board of directors, and developing and recommending to our board of directors corporate governance guidelines and oversight with respect to corporate governance and ethical conduct.

Compensation Committee Interlocks and Insider Participation

        As noted above, the board of directors will appoint a compensation committee upon completion of this offering. We do not expect that any of our executive officers will serve as a director or member of the compensation committee of another entity, one of whose executive officers serves on our board of directors or compensation committee.

Compensation of Directors

        For the year ended December 31, 2002 and the nine months ended September 30, 2003, the individuals serving on the board of directors who were not employees of Cherokee did not receive any compensation so long as they were affiliated with, or had a financial interest in, Cherokee. During these periods, all members of the board of directors other than Clark Michael Crawford had these interests. For his service as a member of our board, prior to the completion of the offering, we have agreed to pay Mr. Crawford a retainer of $15,000, payable on a quarterly basis, and $1,000 per board meeting. In addition, we have awarded Mr. Crawford options to buy 10,000 shares of our common stock at an exercise price of $1.50 per share.

        After consummation of this offering, we intend to pay our independent directors the following fees related to their service on our board of directors:

•	annual retainer	$
•	per board meeting	$
•	per committee meeting	$

        We intend to promptly reimburse all independent directors for reasonable expenses incurred to attend meetings of our board of directors or committees. In addition, independent directors are eligible to receive option grants under our 2003 Omnibus Stock Incentive Plan.

Indemnification of Directors and Executive Officers and Limitation of Liability

        Our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us or our stockholders for any breach of fiduciary duties to the fullest extent permitted by Delaware law. Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for:

  •
  liability for any breach of the director's duty of loyalty to the corporation or its stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

        Similarly, our bylaws provide that we will indemnify our directors, officers, and employees to the fullest extent permitted by Delaware law. We are also empowered under our bylaws to enter into indemnification agreements with our directors, officers, employees, and agents and to purchase insurance on behalf of any person we are required or permitted to indemnify. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our current and future directors and executive officers which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

        At present, there is no pending litigation or proceeding involving any of our directors, officers, employees, or agents where indemnification by us will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

        We maintain directors' and officers' liability insurance and intend to continue to maintain this insurance in the future. We also have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Executive Compensation

        The following table sets forth all compensation received during the three years ended December 31, 2002 by our Chief Executive Officer and our four other most highly compensated executives whose total compensation exceeded $100,000 in such fiscal year. These five officers are referred to as the named executive officers in this prospectus. The compensation described in this table does not include medical, group life insurance, or other benefits which are available generally to all of our salaried employees.

Summary Compensation Table

Name and Principal Position(s)	Year	Salary ($)	Bonus ($)	Other Annual Compensation (1)($)	Securities Underlying Options (2)(#)	All Other Compensation (3)($)
Jeffrey Frank President and Chief Executive Officer(5)	2002 2001	260,000 63,000	140,000 —	— —	— —	57,939 —	(4)
Bud Patel Executive Vice President	2002 2001 2000	205,540 214,140 216,256	12,500 47,000 125,000	— — —	— — 75,000	5,500 5,250 5,250
Van Holland Chief Financial Officer(6)	2002 2001 2000	147,077 152,615 158,769	8,750 25,000 65,000	— — —	— — 50,000	4,412 4,578 3,600
Dennis Pouliot Vice President of Sales(7)	2002 2001 2000	137,903 143,673 150,020	6,250 20,000 60,000	— — —	— — 40,000	4,137 4,310 4,500
Alex Patel Vice President of Engineering	2002 2001 2000	128,853 129,235 130,296	6,250 25,000 50,000	— — —	— — 40,000	3,866 3,877 3,909

(1)
For each named executive officer, the aggregate dollar amount of other annual compensation not properly categorized as salary or bonus did not exceed the lesser of (a) $50,000 and (b) 10% of the total salary and bonus reported by such named executive officer for such fiscal year.

(2)
These options were terminated in connection with the Restructuring Transactions completed on November 26, 2002.

(3)
Primarily represents matching contributions made by us on behalf of the named executive officers under our 401(k) plan.

(4)
Includes $52,439 of payments we made to Mr. Frank in connection with his relocation to Orange County, California.

(5)
Jeffrey Frank was hired as our President and Chief Executive Officer in September 2001 and his compensation for 2001 consists of the last four months of 2001.

(6)
On July 30, 2003, we granted Mr. Holland 124,506 shares of common stock having an aggregate fair market value of approximately $186,800.

(7)
On July 30, 2003, we granted Mr. Pouliot 62,961 shares of common stock having an aggregate fair market value of approximately $94,400.

Option Grants in the Last Fiscal Year

        We did not grant any options or stock appreciation rights to any of our named executive officers during fiscal year 2002.

        On July 30, 2003, we granted each of our named executive officers options to purchase shares of common stock, at an exercise price of $1.50 per share, as follows:

Name	Shares Subject to Options
Jeffrey Frank	990,000
Bud Patel	250,000
Van Holland	195,000
Dennis Pouliot	155,000
Alex Patel	147,500

        These options were granted under our 2002 Stock Option Plan and will vest in four equal annual installments commencing on each anniversary of January 1, 2003.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

        No options were exercised during fiscal year 2002 and no options were outstanding at the end of fiscal year 2002.

Stock Option Plans

  2002 Stock Option Plan

        The 2002 Stock Option Plan was adopted by our board of directors on July 30, 2003 for the benefit of our officers, directors, employees, consultants and advisors. This plan provides for the grant of nonstatutory stock options. As of September 30, 2003, options to purchase an aggregate of 4,240,650 shares of common stock had been granted under this plan, 22,500 of which have been forfeited pursuant to the terms of the plan.

        In the event of any merger, reorganization, consolidation or other change in corporate structure affecting the shares of common stock, an equitable substitution or proportionate adjustment may be made in (1) the aggregate number of shares reserved for issuance under this plan and (2) the kind, number and exercise price of shares subject to outstanding options granted under this plan. In connection with any such event, our board of directors may provide for the cancellation of any outstanding options, or any portion thereof and for the payment in cash or other property equal to the difference, if any, between the aggregate fair market value of the shares subject to the cancelled vested options, or portion thereof, and the aggregate exercise price of the cancelled vested options, or portion thereof.

        We will not be granting options pursuant to this plan following the closing of this offering.

  2003 Omnibus Stock Incentive Plan

        The 2003 Omnibus Stock Incentive Plan was adopted by our board of directors on            , 2003 and approved by our stockholders on            , 2003, for the benefit of our officers, directors, employees, consultants and advisors. An aggregate of            shares of common stock is reserved for issuance under this plan, plus an annual increase to be added automatically on the first day of our fiscal year (beginning in 2005) equal to the lesser of (1)             shares or (2)     % of the number of outstanding shares on the last day of the immediately preceding fiscal year. This plan provides for the issuance of stock-based incentive awards, including stock options, stock appreciation rights, limited stock appreciation rights, restricted stock, deferred stock, and performance shares. An award may consist of one arrangement or benefit or two or more of them in tandem or in the alternative. Under this plan, awards covering no more than    % of the shares reserved for issuance under the plan may be granted to any participant in any one year.

        This plan will initially be administered by our board of directors, although it may be administered by either our board of directors or any committee of our board of directors (the board or committee being sometimes referred to as the "plan administrator"). The plan administrator may interpret this plan and may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of this plan. This plan permits the plan administrator to select the officers, directors, key employees, advisors and consultants (including directors who are also employees) who will receive awards, to determine the terms and conditions of those awards, including but not limited to the exercise price, the number of shares subject to awards, the term of the awards, the vesting schedule applicable to awards, and to amend the terms and conditions of outstanding awards, including, but not limited to reducing the exercise price of such awards, extending the exercise period of such awards and accelerating the vesting schedule of such awards.

        We may issue two types of stock options under this plan: incentive stock options ("ISOs"), which are intended to qualify under the Code, and non-qualified stock options ("NSOs"). The option price of each ISO granted under this plan must be at least equal to the fair market value of a share of common stock on the date the ISO is granted.

        In connection with this offering, each of our non-employee directors will receive an initial grant of options to purchase      shares of common stock at an exercise price equal to $      . We expect that each of our non-employee directors elected to the board of directors for the first time thereafter will receive, upon such election, an initial grant of options to purchase      shares of common stock at fair market value on the date of grant. In addition, we intend to provide each of our non-employee directors with an annual grant of options to purchase      shares for each year during such director's term. All of the foregoing options will have a 10 year term and will vest over a      year period. The foregoing awards of options will be granted automatically under this plan.

        Stock appreciation rights ("SARs") and limited stock appreciation rights may be granted under this plan either alone or in conjunction with all or part of any stock option granted under this plan. A SAR granted under this plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the fair market value (at the date of exercise) of a share of common stock over a specified price fixed by the plan administrator. A limited stock appreciation right granted under this plan entitles its holder to receive, at the time of exercise, an amount per share equal to the excess of the change in control price of a share of common stock over a specified price fixed by the plan administrator. A limited stock appreciation right may only be exercised within the 30-day period following a change in control.

        Restricted stock, deferred stock and performance shares may be granted under this plan. The plan administrator will determine the purchase price, performance period and performance goals, if any, with respect to the grant of restricted stock, deferred stock and performance shares. Participants with restricted stock and preferred shares generally have all of the rights of a stockholder. With respect to deferred stock, during the deferral period, subject to the terms and conditions imposed by the plan administrator, the deferred stock units may be credited with dividend equivalent rights. If the performance goals and other restrictions are not attained, the participant will forfeit his or her shares of restricted stock, deferred stock and/or performance shares.

        In the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of common stock, the plan administrator may make an equitable substitution or proportionate adjustment in the number and type of shares authorized by this plan, the number and type of shares covered by, or with respect to which payments are measured under, outstanding awards and the exercise prices. In addition, the plan administrator, in its discretion, may terminate all awards with payment of cash or in-kind consideration.

        The terms of this plan provide that the plan administrator may amend, suspend or terminate this plan at any time, provided, however, that some amendments require approval of our stockholders.

Further, no action may be taken which adversely affects any rights under outstanding awards without the holder's consent.

  2003 Employee Stock Purchase Plan

        In            , 2003, our board of directors adopted and our stockholders approved our 2003 Employee Stock Purchase Plan, which allows eligible employees to purchase our common stock at a discount from fair market value. A total of            shares of common stock has been reserved for issuance under the purchase plan, plus an annual increase to be added automatically on the first day of our fiscal year (beginning 2005) equal to the lesser of (1)             shares or (2)     % of the number of outstanding shares on the last day of the immediately preceding fiscal year.

        The purchase plan will be administered by our board of directors, or a specifically designated committee of the board of directors (our board of directors, acting in that capacity, or that committee are sometimes referred to as the "plan administrator"). The plan administrator may interpret the purchase plan and, subject to its provisions, may prescribe, amend and rescind rules and make all other determinations necessary or desirable for the administration of the purchase plan.

        The purchase plan contains six-month offering periods that commence on the first trading day on or after            and            of each year and end on the last trading day prior to the commencement of the next offering period; provided, however, that the first offering period under the Purchase Plan will commence upon the closing of this offering and end on the trading on or before            ,    .

        Employees are eligible to participate if they are employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted the right to purchase stock under the purchase plan if the employee (1) immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (2) holds rights to purchase stock under any of our employee stock purchase plans that together accrue at a rate which exceeds $25,000 worth of stock for each calendar year. The purchase plan permits each employee to purchase common stock through payroll deductions of up to    % of the employee's "compensation." Compensation is defined as the employee's base salary, exclusive of any bonus, fee, overtime pay, severance pay, expenses or other special emolument or any credit or benefit under any of our employee plans. The maximum number of shares an employee may purchase during a single offering period is            shares.

        Amounts deducted and accumulated by the employee are used to purchase shares of common stock at the end of each offering period. The price of the common stock offered under the purchase plan is an amount equal to 85% of the lower of the fair market value of the common stock at the beginning or at the end of each offering period. Employees may end their participation in the purchase plan at any time during an offering period, in which event, any amounts withheld through payroll deductions and not otherwise used to purchase shares will be returned to them. Participation ends automatically upon termination of employment with us.

        Rights granted under the purchase plan are not transferable by an employee other than by will or the laws of descent and distribution. The purchase plan provides that, in the event of a merger, consolidation, reorganization, recapitalization, stock dividend or other change in corporate structure affecting the number of issued shares of our common stock, the plan administrator will conclusively determine the appropriate equitable adjustments. The purchase plan will terminate in 2013. Our board of directors has the authority to amend or terminate the purchase plan, except that no amendment or termination may adversely affect any outstanding rights under the purchase plan.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Restructuring Transactions; The Offering

        In connection with the Restructuring Transactions, we issued to affiliates of Oaktree, GFI and GSC, certain affiliates of which are affiliates of ours:

  •
  $38.4 million aggregate principal amount of our second lien notes and related warrants to purchase 8,942,628 shares of our common stock;

  •
  $22.1 million aggregate principal amount of our senior notes and related warrants to purchase 3,025,893 shares of our common stock; and

  •
  $42.9 million aggregate principal amount of our senior convertible notes, which is convertible into 19,720,026 shares of our common stock.

        In addition, as part of the Restructuring Transactions, affiliates of GSC became one of the lenders under our senior credit facilities. We borrowed an aggregate of $10.0 million from these affiliates pursuant thereto. Since the Restructuring Transactions and through September 30, 2003, we have paid to the GSC affiliate $1.7 million in principal and $0.4 million in cash interest payments on the senior credit facilities. Since the Restructuring Transaction and through September 30, 2003, we have also paid to the affiliates of Oaktree, GFI and GSC an aggregate of $0.6 million in cash interest payments on the senior notes, and we have issued to these affiliates an additional $2.4 million in the aggregate of our second lien notes in respect of interest payments thereon. No additional warrants have been issued in connection with any of these payments. Since the Restructuring Transactions and through September 30, 2003, we have also added $4.8 million in the aggregate to the principal amount of the senior convertible notes held by these affiliates in respect of interest payments thereon. This additional principal amount in respect of interest payments is not convertible into shares of our common stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        We expect to use the net proceeds of this offering to repay our senior credit facilities, to redeem the second lien notes and to pay the additional principal amount added to the senior convertible notes in respect of interest payments thereon. See "Use of Proceeds." As a result, in addition to interest added to the original principal amounts and interest accrued since September 30, 2003, we expect that the affiliates of Oaktree will receive approximately $23.7 million of the net proceeds from this offering, affiliates of GFI will receive approximately $1.0 million of the net proceeds and affiliates of GSC will receive approximately $31.5 million of the net proceeds.

        We further expect that the affiliates of each of Oaktree, GFI and GSC will exercise the warrants held by them at an exercise price of $0.01 per share in connection with the offering. In addition, the original principal amount of the senior convertible notes held by each of these affiliates will automatically convert into shares of our common stock at a conversion price of approximately $2.18 per share upon the closing of this offering. As a result, after giving effect to this offering, affiliates of Oaktree will beneficially own approximately    % of our common stock, affiliates of GFI will beneficially own approximately    % of our common stock, and affiliates of GSC will beneficially own approximately    % of our common stock. See "Principal Stockholders."

Stockholders' Agreement

        We and all of the holders of our common stock are parties to a stockholders' agreement. Upon the closing of this offering, most of the provisions of the stockholders' agreement will automatically terminate. However, the registration rights provisions of the stockholders' agreement will survive this offering. Subsequent to this offering, if we sell our common stock either for our own account or to give effect to demand registration rights, then the other holders of our common stock will have the right to register their shares of our common stock incidental to our registration. See "Description of Capital Stock—Stockholders' Agreement."

Facility Lease

        We lease our facility located at 2841 Dow Avenue in Tustin, California from Patel/King Investment, or PKI. One of the principals of PKI is Pat Patel, our Chairman. We currently pay approximately $90,416 in rent per month to PKI, subject to certain periodic adjustments. Pursuant to the lease, we incurred the following costs related to PKI: $975,832 in 2000, $1,004,446 in 2001, $1,032,551 in 2002, and $799,245 for the first nine months of 2003. Our lease with PKI will run through April 30, 2009, with an extension for an additional 60 months at our option.

PRINCIPAL STOCKHOLDERS

        The following table shows information with respect to the beneficial ownership of our common stock (1) as of September 30, 2003 assuming the Conversion of Convertible Securities and (2) as adjusted to reflect the sale of common stock being offered in this offering, for:

  •
  each person, or group of affiliated persons, known to us to own beneficially 5% or more of our outstanding common stock;

  •
  each of our directors;

  •
  each executive officer named in the Summary Compensation Table presented under "Management—Executive Compensation;" and

  •
  all of our directors and officers as a group.

        Percentage ownership before this offering is based on 49,058,457 shares of common stock outstanding as of September 30, 2003, subject to the assumptions set forth below. Percentage ownership after this offering is based on                        shares of common stock outstanding immediately after the closing of this offering. The amounts shown for before and after this offering assume the issuance of 40,424,856 shares of common stock after giving effect to the Conversion of Convertible Securities at or prior to the closing of this offering. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are exercisable as of September 30, 2003, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

		Percentage Ownership
Name of Beneficial Owners (1)	Total Shares Beneficially Owned	Before this Offering	After this Offering
Oaktree Capital Management, LLC (2)(3)(4)	21,813,628	44.46%
OCM Principal Opportunities Fund, L.P. (4)(5)(6)	20,476,465	41.74%
GSCP (N.J.), Inc. (7)(8)(9)	15,553,121	31.70%
GSC Recovery II, L.P. (9)(10)	7,308,501	14.90%
Lawrence D. Gilson (11)(12)(13)	7,007,728	14.28%
Richard K. Landers (11)(13)(14)	7,007,728	14.28%
RIT Capital Partners plc (15)(16)(17)	6,574,424	13.40%
Cherokee Investor Partners LLC (4)	5,528,773	11.27%
GFI Two LLC (13)(18)	5,670,565	11.56%
GSC Recovery IIA, L.P. (9)(19)	5,218,727	10.64%
Christopher Brothers (4)(20)	21,813,628	44.46%
Stephen Kaplan (4)(21)	21,813,628	44.46%
Anthony Bloom (22)	6,574,424	13.40%
Ian Schapiro (23)	7,007,728	14.28%
Bud Patel (24)	542,040	1.10%
Pat Patel (25)	406,190	*
Jeffrey Frank	—	*
Clark Michael Crawford	—	*
Van Holland	146,478	*
Dennis Pouliot	74,072	*
Alex Patel	—	*
All directors and officers as a group (11 persons)	36,564,560	74.53%

*
Represents beneficial ownership of less than 1% of the outstanding shares of common stock.

(1)
Unless otherwise indicated, the address for each of the individuals listed below is: c/o Cherokee International Corporation, 2841 Dow Avenue, Tustin, California 92780.

(2)
Includes: (i) 4,208,027 shares of common stock that will be acquired by OCM Principal Opportunities Fund, L.P. ("POF") upon exercise of a warrant and 10,739,665 shares of common stock that will be issued to POF upon conversion of the senior convertible notes; (ii) 5,528,773 shares of common stock owned by Cherokee Investor Partners, LLC ("CHIP"); (iii) 294,450 shares of common stock that will be acquired by OCM/GFI Power Opportunities Fund, L.P. ("Power") upon exercise of a warrant and 751,492 shares of common stock that will be issued to Power upon conversion of the senior convertible notes; and (iv) 291,221 shares of common stock owned by OCM/GFI Cherokee Investments II, Inc. ("Investments II").

(3)
Oaktree is the general partner of POF, which owns approximately 75.28% membership interest in CHIP. Oaktree is also the co-general partner of Power, which owns 100% ownership interest in Investments II. By virtue of its relationship to POF, Power, Investments II and CHIP, Oaktree may be deemed to have or share beneficial ownership of shares of our common stock owned by CHIP and shares that POF, Power and Investments II may acquire upon exercise of warrants and conversion of the senior convertible notes. Oaktree expressly disclaims beneficial ownership of such common stock and securities held by CHIP, POF, Power and Investments II.

(4)
c/o Oaktree Capital Management, LLC, 333 South Grand Avenue, Los Angeles, California 90071.

(5)
Includes: 4,208,027 shares of common stock that will be acquired by POF upon exercise of a warrant and 10,739,665 shares of common stock that will be issued to POF upon conversion of the senior convertible notes; and 5,528,773 shares of common stock owned by CHIP.

(6)
POF owns approximately 75.28% membership interest in CHIP, and is entitled to appoint a member to the management committee of CHIP. By virtue of its relationship to CHIP, POF may be deemed to have or share beneficial ownership of shares of our common stock owned by CHIP. Power expressly disclaims beneficial ownership of such common stock.

(7)
Includes: (i) 2,615,384 shares of common stock that will be acquired by GSC Recovery II, L.P. ("GSC Recovery II") upon exercise of a warrant and 4,693,117 shares of common stock that will be issued to GSC Recovery II upon conversion of the senior convertible notes; (ii) 1,784,852 shares of common stock that will be acquired by GSC Recovery IIA, L.P. ("GSC Recovery IIA") upon exercise of a warrant and 3,433,875 shares of common stock that will be issued to GSC Recovery IIA upon conversion of the senior convertible notes; (iii) 1,366,400 shares of common stock that will be acquired by GSC Partners CDO Fund, Limited upon exercise of a warrant; and (iv) 1,659,493 shares of common stock that will be acquired by GSC Partners CDO Fund II, Limited upon exercise of a warrant.

(8)
GSC Recovery II, GSC Recovery IIA, GSC Partners CDO Fund, Limited and GSC Partners CDO Fund II, Limited are limited partnerships, all of which the ultimate general partner is GSC. GSC expressly disclaims beneficial ownership of shares of our common stock that these GSC affiliates may acquire upon exercise of warrants and conversion of the senior convertible notes.

(9)
500 Campus Drive, Suite 220, Florham Park, New Jersey 07932.

(10)
Includes: 2,615,384 shares of common stock that will be acquired by GSC Recovery II upon exercise of a warrant and 4,693,117 shares of common stock that will be issued to GSC Recovery II upon conversion of the senior convertible notes.

(11)
Includes: (i) 39,915 shares of common stock that will be acquired by GFI Two LLC ("GFI Two") upon exercise of a warrant and 101,877 shares of common stock that will be issued to GFI Two upon conversion of the senior convertible notes; (ii) 294,450 shares of common stock that will be acquired by Power upon exercise of a warrant and 751,492 shares of common stock that will be issued to Power upon conversion of the senior convertible notes; (iii) 291,221 shares of common stock owned by Investments II; and (iv) 5,528,773 shares of common stock owned by Cherokee Investor Partners, LLC ("CHIP").

(12)
Mr. Gilson is a founding principal of GFI and a managing member of GFI Two. GFI is the co-general partner of Power, and Power owns 100% ownership interest in Investments II. By virtue of his relationship to GFI and GFI Two, Mr. Gilson may be deemed to have or share beneficial ownership of shares of our common stock and securities beneficially owned by GFI and GFI Two. Mr. Gilson expressly disclaims beneficial ownership of such common stock and securities, except to the extent of his direct pecuniary interest therein.

(13)
c/o GFI Energy Ventures, LLC, 11611 San Vicente Boulevard, Suite 710, Los Angeles, California 90049.

(14)
Mr. Landers is a founding principal of GFI and a managing member of GFI Two. By virtue of his relationship to GFI and GFI Two, Mr. Landers may be deemed to have or share beneficial ownership of shares of our common stock and securities beneficially owned by GFI and GFI Two. Mr. Landers expressly disclaims beneficial ownership of such common stock and securities, except to the extent of his direct pecuniary interest therein.

(15)
Includes: (i) 487,738 shares of common stock that will be acquired by RIT Capital Partners plc ("RIT") upon exercise of a warrant and 557,913 shares of common stock that will be issued to RIT upon conversion of the senior convertible notes; and (ii) 5,528,773 shares of common stock owned by CHIP.

(16)
RIT owns approximately 20.98% membership interest in CHIP, and is entitled to appoint a member to the management committee of CHIP. By virtue of its relationship to CHIP, RIT may be deemed to have or share beneficial ownership of shares of our common stock owned by CHIP. RIT expressly disclaims beneficial ownership of such common stock and securities held by CHIP.

(17)
RIT Capital Partners plc, 27 St. James Place, London, England, SW1A 1NR.

(18)
Includes: (i) 39,915 shares of common stock that will be acquired by GFI Two upon exercise of a warrant and 101,877 shares of common stock that will be issued to GFI Two upon conversion of the senior convertible notes; and (ii) 5,528,773 shares of common stock owned by CHIP. GFI Two owns approximately 0.71% membership interest in CHIP, and is entitled to appoint a member to the management committee of CHIP. As a result of its representation on the management committee of CHIP, GFI Two may be deemed to share voting and investment power with respect to shares of our common stock owned by CHIP.

(19)
Includes: 1,784,852 shares of common stock that will be acquired by GSC Recovery IIA upon exercise of a warrant and 3,433,875 shares of common stock that will be issued to GSC Recovery IIA upon conversion of the senior convertible notes.

(20)
By virtue of being a Managing Director of Oaktree, Mr. Brothers may be deemed to have or share beneficial ownership of shares of our common stock and other securities beneficially owned by Oaktree. Mr. Brothers expressly disclaims beneficial ownership of such common stock and securities, except to the extent of his direct pecuniary interest therein.

(21)
By virtue of being a Managing Director of Oaktree, Mr. Kaplan may be deemed to have or share beneficial ownership of shares of our common stock and other securities beneficially owned by

  Oaktree. Mr. Kaplan expressly disclaims beneficial ownership of such common stock and securities, except to the extent of his direct pecuniary interest therein.

(22)
Anthony Bloom, a former director of RIT Capital Partners plc, provides investment advice to RIT and may be deemed to beneficially own the common stock held by RIT. Mr. Bloom expressly disclaims beneficial ownership of such shares, except to the extent of his direct pecuniary interest therein.

(23)
Mr. Schapiro is a founding principal of GFI and a managing member of GFI Two. By virtue of his relationship to GFI and GFI Two, Mr. Schapiro may be deemed to have or share beneficial ownership of shares of our common stock and other securities beneficially owned by GFI and GFI Two. Mr. Schapiro expressly disclaims beneficial ownership of such common stock and securities, except to the extent of his direct pecuniary interest therein.

(24)
Bud Patel may be deemed to have or share beneficial ownership of the 542,040 shares of common stock held by Bikor Corporation, by virtue of his ownership interest in Bikor Corporation and being the President of Biker Corporation. Bud Patel expressly disclaims beneficial ownership of such shares of common stock.

(25)
Represents entirely shares of common stock that Pat Patel holds jointly with his wife, Manju Patel, as trustees of the Patel Family Trust. Pat Patel expressly disclaims beneficial ownership of any of our common stock beneficially owned by him as trustee of that trust.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of our capital stock and the material provisions of our certificate of incorporation, bylaws and other agreements to which we and our stockholders are parties, in each case upon the closing of this offering. The following is only a summary and is qualified by applicable law and by the provisions of our certificate of incorporation, bylaws and other agreements, copies of which are available as set forth under "Where You Can Find More Information."

General

        As of September 30, 2003, 8,633,601 shares of our common stock were issued and outstanding, and there were 23 holders of our common stock. Upon the closing of this offering, our authorized capital stock will consist of an aggregate of                  shares of common stock, par value $.001 per share, and            shares of preferred stock, par value $.001 per share, and we will have an aggregate of            shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. Each such outstanding share of our common stock will be validly issued, fully paid and non-assessable. In addition, at such time,            shares of our common stock will be reserved for issuance upon exercise of outstanding options.

Common Stock

        Voting.    The holders of our common stock are entitled to one vote for each outstanding share of common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. Stockholders are not entitled to vote cumulatively for the election of directors.

        Dividend Rights.    Subject to the dividend rights of the holders of any outstanding series of preferred stock, holders of our common stock are entitled to receive ratably such dividends and other distributions of cash or any other right or property as may be declared by our board of directors out of our assets or funds legally available for such dividends or distributions.

        Liquidation Rights.    In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

        Conversion, Redemption and Preemptive Rights.    Holders of our common stock have no conversion, redemption, preemptive, subscription or similar rights.

Preferred Stock

        Under our certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by law, to issue up to                  shares of preferred stock in one or more series without further stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions of, including, without limitation, voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of, and to fix the number of shares of, each series of our preferred stock. Accordingly, our board of directors could authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

Stockholders' Agreement

        We and our existing stockholders have entered into a stockholders' agreement. Most of the provisions of the stockholders' agreement terminate upon the consummation of this offering. However, the parties to our stockholders' agreement have registration rights with respect to our common stock that will survive the consummation of this offering. If we propose to register any of our securities, for our own account or in fulfillment of any obligation to effect demand registration rights, other than a registration on Form S-8 or S-4 or successor forms to these forms, we must give each stockholder party thereto the opportunity to participate in such registration. These rights do not apply in connection with this offering. Expenses relating to these incidental registrations are required to be paid by us. If an incidental registration is underwritten by an investment banking firm that advises us that the number of securities offered to the public needs to be reduced, priority of inclusion in the incidental registration shall be given first to us and second to all stockholders requesting incidental registration on a pro rata basis.

Limitations on Directors' Liability

        Our certificate of incorporation and bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by law. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors which may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

        In addition, as permitted by Delaware law, our certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

  •
  any breach of his or her duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

  •
  the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or

  •
  any transaction from which the director derived an improper personal benefit.

        This provision does not affect a director's liability under the federal securities laws.

        To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law that May Have an Anti-Takeover Effect

  Certificate of Incorporation and Bylaws

        Certain provisions in the our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

        Our certificate of incorporation and bylaws contain provisions that permit us to issue, without any further vote or action by the stockholders, up to            shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting powers (if any) of the shares of the series, and the preferences and relative, participating, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

        The foregoing provisions of our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

  Delaware Takeover Statute

        We are subject to Section 203 of the DGCL, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any "business combination" (as defined below) with any "interested stockholder" (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (1) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (2) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 of the DGCL defines "business combination" to include: (1) any merger or consolidation involving the corporation and the interested stockholder; (2) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (3) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (4) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (5) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

The NASDAQ National Market

        We will apply to list our common stock on The NASDAQ National Market under the symbol "CHRK."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is Computershare Investor Services LLC.

DESCRIPTION OF CERTAIN DEBT

        The following is a summary of the material provisions of the agreements evidencing our material debt to be in effect upon the closing of this offering. The following is only a summary and it does not include all of the provisions of our material debt, copies of which have been filed as exhibits to our registration statement filed in connection with this offering and are available as set forth under "Where You Can Find More Information." This description assumes that proceeds from this offering will be used to repay all debt outstanding under our senior credit facilities and our second lien notes, that the accrued interest on our senior convertible notes will be paid in cash, and that our senior convertible notes will automatically covert into shares of our common stock upon the closing of this offering. See "Use of Proceeds." Set forth below is a summary of the principal terms of our senior notes. Certain of the terms and conditions described below are subject to important qualifications and exceptions.

Senior Notes

        On November 27, 2002, in connection with the Restructuring Transactions, we issued approximately $46.6 million in aggregate principal amount of our 5 1/4% senior notes due 2008.

  Principal, Maturity and Interest

        We currently have issued and outstanding approximately $46.6 million principal amount of our senior notes. The senior notes mature on November 1, 2008. Interest on the senior notes accrues at the rate of 5 1/4% per annum and is payable in cash semi-annually on May 1 and November 1 of every year.

  Ranking and Security

        The debt evidenced by the senior notes are our senior obligations and rank equal in right of payment with all of our other existing and future senior debt, and senior in right of payment to all of our existing and future subordinated debt.

        The senior notes are secured by a first-priority lien, subject to permitted encumbrances, on substantially all of our domestic assets and by a pledge of 65% of the equity of certain of our foreign subsidiaries.

  Optional Redemption

        The senior notes are redeemable by us at our option, in whole or in part, at any time at a redemption price equal to 100% at the principal amount thereof, plus accrued and unpaid interest up to the repurchase date.

  Covenants

        The indenture governing our senior notes restricts, among other things, our ability and the ability of our subsidiaries to incur additional debt, pay dividends on, redeem or repurchase our common stock, make investments, guarantee debt, incur liens, transfer assets and dispose of proceeds of such sales, enter into agreements that restrict our restricted subsidiaries from paying dividends, making loans or otherwise transferring assets to us or to any of our restricted subsidiaries, engage in transactions with affiliates, and merge, consolidate or sell all or substantially all of our assets. There are a number of important limitations and exceptions to these covenants.

  Change of Control Offer

        If a change of control of our company occurs, we must give holders of the senior notes the opportunity to sell us their senior notes at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest up to the redemption date.

  Events of Default

        The indenture contains customary events of default, including, but not limited to (1) defaults in the payment of principal or interest, (2) defaults in the compliance with the covenants contained in the indenture, (3) cross defaults on debt in excess of $5.0 million, (4) failure to pay more than $5.0 million of judgments that have not been stayed by appeal or otherwise or (5) our bankruptcy or other insolvency events.

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and a significant public market for our common stock may not develop or be sustained after this offering. Future sales of significant amounts of our common stock, including shares of our outstanding common stock and shares of our common stock issued upon exercise of outstanding options, in the public market after this offering could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares and Lock-Up Agreements

        Upon the closing of this offering, we will have outstanding            shares of common stock based upon our shares outstanding as of September 30, 2003.

        Of these shares, the            shares of common stock sold in this offering will be freely tradable without restriction under the Securities Act, unless purchased by affiliates of our company, as that term is defined in Rule 144 under the Securities Act.

        The remaining 49,058,457 shares of common stock were issued and sold by us in private transactions, and are eligible for public sale if registered under the Securities Act or sold in accordance with Rules 144, 144(k) or 701 of the Securities Act. However,            of these remaining shares of common stock, representing an aggregate of      % of our outstanding common stock after giving effect to the Conversion of Convertible Securities and this offering, are held by officers, directors, and existing securityholders who are subject to lock-up agreements for a period of 180 days after the date of this prospectus under which these holders have agreed not to sell or otherwise dispose of their shares of common stock. The representative of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to the lock-up agreements.

        As of the date of this prospectus, up to            of the remaining shares may be eligible for sale in the public market. Beginning 180 days after the date of this prospectus,            of these remaining shares will be eligible for sale in the public market, although all but            shares will be subject to certain volume limitations under Rule 144.

Rule 144

        In general, Rule 144 allows a stockholder (or stockholders where shares are aggregated) who has beneficially owned shares of our common stock for at least one year and who files a Form 144 with the SEC to sell within any three month period commencing 90 days after the date of this prospectus a number of those shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding, which will equal approximately            shares immediately after this offering; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of the Form 144 with respect to such sale.

        Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements, and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144, as this will depend on the market price for our common stock, the personal circumstances of the stockholders, and other factors.

Rule 144(k)

        Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may sell shares without complying with the manner of sale provisions, notice requirements, public information requirements, or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied.

Rule 701

        Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

        As of September 30, 2003, no shares of our outstanding common stock had been issued in reliance on Rule 701 as a result of exercises of stock options.

Registration Rights

        After the closing of this offering, stockholders holding 49,058,457 shares of our common stock have the right, subject to various conditions and limitations, to include their shares in registration statements relating to our securities. By exercising their registration rights and causing a large number of shares to be registered and sold in the public market, these holders could cause the price of the common stock to fall. In addition, any demand to include such shares in our registration statements could have a material adverse effect on our ability to raise needed capital. See "Description of Capital Stock—Stockholders' Agreement."

Options

        In addition to the            shares of common stock outstanding immediately after this offering, as of September 30, 2003, there were outstanding options to purchase 4,218,150 shares of our common stock. As soon as practicable after the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock issued or reserved for issuance under our 2002 Stock Option Plan, 2003 Omnibus Stock Incentive Plan and 2003 Employee Stock Purchase Plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions with us, contractual lock-up restrictions, and/or market stand-off provisions applicable to each option agreement that prohibit the sale or other disposition of the shares of common stock underlying the options for a period of 180 days after the date of this prospectus without the prior written consent from us or our underwriters.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

        The following is a summary of the material United States federal income tax consequences of the purchase, ownership, and disposition of our common stock by an investor that, for United States federal income tax purposes, is not a "United States person" as defined below (a "Non U.S. Holder"). This summary is based upon United States federal income tax law in effect on the date of this prospectus, which is subject to change or different interpretations, possibly with retroactive effect. This summary does not discuss all aspects of United States federal income taxation which may be important to particular investors in light of their individual investment circumstances, such as common stock held by investors subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, and domestic and foreign tax-exempt organizations (including private foundations)) or to persons that will hold our common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for United States federal income tax purposes or that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss any (1) United States federal income tax consequences to a Non-U.S. Holder that (A) is engaged in the conduct of a United States trade or business, (B) is a nonresident alien individual and such individual is present in the United States for 183 or more days during the taxable year, or (C) owns actually and/or constructively more than 5% of the fair market value of our common stock and (2) state, local, or non-United States tax considerations. This summary assumes that investors will hold our common stock as a "capital asset" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended. Each prospective investor is urged to consult his tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our common stock, including as a result of changes to United States federal income tax law after the date of this prospectus.

        For purposes of this summary, a "United States person" is, for United States federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation, partnership, or other entity created in, or organized under the law of, the United States or any state or political subdivision thereof, (3) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (4) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that was in existence on August 20, 1996, was treated as a United States person on the previous day, and elected to continue to be so treated.

        If a partnership holds our common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

Dividends

        Dividends paid to a Non-U.S. Holder generally will be subject to United States federal withholding tax at a 30% rate subject to reduction or complete exemption under an applicable income tax treaty if the Non-U.S. Holder provides a United States Internal Revenue Service (the "IRS") Form W-8BEN (or a suitable substitute form) certifying that it is entitled to such treaty benefits.

Sale or Other Disposition of Common Stock

        Upon a sale or other disposition of our common stock, a Non-U.S. Holder will generally not be subject to United States federal income tax. We believe we are not and do not anticipate becoming a "U.S. real property holding corporation" for United States federal income tax purposes.

Information Reporting and Backup Withholding

        In general, backup withholding will not apply to dividends paid to a Non-United States Holder and to proceeds from the disposition of our common stock paid to a Non-U.S. Holder if the holder has provided the required certification that it is a Non-U.S. Holder and neither we nor our paying agents have actual knowledge or reason to know that the holder is a United States person. Generally, we must report to the IRS the amount of dividends paid, the name and the address of the recipient, and the amount, if any, of tax withheld. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty. These information reporting requirements apply if no tax was required to be withheld. Any amounts over withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded, or credited against the holder's United States federal income tax liability, if any, provided that certain required information is provided to the IRS.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated            ,     , we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston LLC and Lehman Brothers are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse First Boston LLC
Lehman Brothers

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock offered in the offering if any are purchased, other than those shares of common stock covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to                        additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments in the sale of common stock.

        The underwriters propose to offer the common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $          per share. The underwriters and selling group members may allow a discount of $          per share on sales to other broker/dealers. After the initial public offering, the representatives may change the public offering price and concession and discount to broker/dealers.

        The following table summarizes the compensation and estimated expenses we will pay.

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$

        The representatives have informed us that the underwriters do not expect discretionary sales by them to exceed 5% of the shares being offered.

        We have agreed that we will not offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose our intention to make any offer, sale, disposition or filing, without the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus.

        Our officers, directors and holders of our common stock and other securities convertible into or exchangeable or exercisable for shares of our common stock representing an aggregate of     % of our outstanding stock after giving effect to the Conversion of Convertible Securities and this offering have agreed, subject to certain exceptions, that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston LLC for a period of 180 days after the date of this prospectus.

        We have agreed to indemnify the underwriters against certain liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        Some of the underwriters have provided investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        An affiliate of Credit Suisse First Boston LLC holds less than 1% of our second lien notes and warrants to purchase shares of our common stock. After giving effect to this offering and the application of the proceeds thereof, that entity will receive less than 1% of the net proceeds from the offering of the common stock and will own less than 1% of the outstanding shares of our common stock.

        In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ National Market or otherwise and, if commenced, may be discontinued at any time.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

        By purchasing common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

  •
  where required by law, that the purchaser is purchasing as principal and not as agent, and

  •
  the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

Relationship with Affiliates of Certain Underwriters

        We are in compliance with the terms of all indebtedness owed by us to affiliates of Credit Suisse First Boston LLC. The decision of Credit Suisse First Boston LLC to distribute the common stock was not influenced by their respective affiliates that are our lenders and those affiliates had no involvement in determining whether or when to distribute the common stock under this offering or the terms of this offering. Credit Suisse First Boston LLC will not receive any benefit from this offering other than the underwriting discounts and commissions paid by us.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, and for the underwriters by Latham & Watkins LLP, Los Angeles, California.

EXPERTS

        The consolidated financial statements as of December 31, 2001 and 2002 and September 30, 2003, and for each of the three years in the period ended December 31, 2002, and the nine months ended September 30, 2003, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting for goodwill and other intangible assets during 2002), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 (including the exhibits, schedules, and amendments to the registration statement) under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all the information set forth in the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of such contract, agreement or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by the more complete description of the matter involved.

        Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities and Exchange Act of 1934, as amended, and, as a result, will file periodic and current reports, proxy statements, and other information with the SEC. You may read and copy this information at the Public Reference Room of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Copies of all or any part of the registration statement may be obtained from the SEC's offices upon payment of fees prescribed by the SEC. The SEC maintains an Internet site that contains periodic and current reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's website is http://www.sec.gov.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report	F-2
Consolidated Balance Sheets as of December 31, 2001 and 2002 and September 30, 2003	F-3
Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 (unaudited) and 2003	F-4
Consolidated Statements of Stockholders' Deficit and Comprehensive Operations for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2003	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 (unaudited) and 2003	F-6
Notes to Consolidated Financial Statements	F-7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Cherokee International Corporation
Tustin, California

        We have audited the accompanying consolidated balance sheets of Cherokee International Corporation and subsidiaries (the "Company") as of December 31, 2001 and 2002 and September 30, 2003, and the related consolidated statements of operations, stockholders' deficit and comprehensive operations, and cash flows for each of the three years in the period ended December 31, 2002 and for the nine months ended September 30, 2003. Our audits also included the financial statement schedule listed in the Index at Item 16(b). These consolidated financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Cherokee International Corporation and subsidiaries as of December 31, 2001 and 2002 and September 30, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, and for the nine months ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

        As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for goodwill and other intangible assets during 2002 as a result of adopting Statement of Financial Accounting Standards No. 142, "Goodwill And Other Intangible Assets."

/s/ Deloitte and Touche LLP

Costa Mesa, California
November 24, 2003

CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Units and Shares)

	December 31,		September 30,
	2001	2002	2003	2003
				(pro forma) (unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,592	$8,504	$2,447
Short-term investments	1,155	763	387
Accounts receivable, net of allowance for doubtful accounts of $237, $174 and $131 at December 31, 2001 and 2002, and September 30, 2003, respectively	17,587	16,675	24,748
Inventories	21,292	15,951	20,530
Prepaid expenses and other current assets	1,109	1,032	1,115

Total current assets	43,735	42,925	49,227
Property and equipment, net	14,690	13,350	12,468
Deposits	403	541	227
Deferred income taxes	316	—	—
Deferred financing costs, net of accumulated amortization of $2,531, $23 and $249 at December 31, 2001 and 2002, and September 30, 2003, respectively	3,584	811	605
Goodwill	40,917	6,317	6,317

	$103,645	$63,944	$68,844

LIABILITIES AND STOCKHOLDERS' DEFICIT
CURRENT LIABILITIES:
Accounts payable	$6,326	$7,219	$10,073
Accrued liabilities	6,759	7,173	7,678
Accrued restructuring costs	—	—	1,671
Accrued debt restructuring costs	—	2,260	4
Accrued compensation and benefits	4,828	5,016	6,757
Accrued interest payable	2,214	2,273	1,323
Revolving lines of credit	13,182	66	2,696
Current portion of long-term debt payable to third parties	7,728	2,050	2,050
Current portion of capital lease obligations	1,157	1,283	914
Deferred income taxes	372	—	—

Total current liabilities	42,566	27,340	33,166
Long-term debt payable to third parties, net of current portion	134,073	51,495	49,119	$49,119
Long-term debt payable to affiliates	—	102,313	104,720	51,350
Capital lease obligations, net of current portion	1,921	765	222	222

Total long-term debt	135,994	154,573	154,061	100,691
Other long-term obligations	1,217	1,642	11,398	11,398
Commitments (Note 10)
STOCKHOLDERS' DEFICIT:
Preferred stock: $0.001 par value; 50,000,000 shares authorized; none issued and outstanding	—	—	—	—
Common stock: $0.001 par value; 250,000,000 shares authorized; 8,084,974 and 8,633,601 shares issued and outstanding at December 31, 2002 and September 30, 2003, respectively, and 49,058,457 pro forma shares at September 30, 2003 (unaudited)	—	8	9	33
Class A units: 347,671 units issued and outstanding in 2001	354	—	—	—
Class B units: 36,035,065 units issued and outstanding in 2001	37,038	—	—	—
Paid-in capital	5,330	42,714	43,536	96,882
Accumulated deficit	(118,064)	(163,675)	(175,806)	(175,806)
Accumulated other comprehensive income (loss)	(790)	1,342	2,480	2,480

Net stockholders' deficit	(76,132)	(119,611)	(129,781)	(76,411)

	$103,645	$63,944	$68,844

See notes to consolidated financial statements.

CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Amounts)

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Net sales	$143,175	$121,994	$96,293	$73,507	$78,820
Cost of sales	97,961	91,243	70,598	53,900	56,720

Gross profit	45,214	30,751	25,695	19,607	22,100
Operating Expenses:
Engineering and development	5,473	6,707	6,997	5,120	6,410
Selling and marketing	3,782	3,988	5,171	3,600	4,489
General and administrative	6,179	6,498	5,982	4,498	5,074
Restructuring costs	—	—	—	—	4,474
Stock compensation expense	—	—	—	—	823
Amortization of goodwill and other related intangibles	1,648	3,043	—	—	—

Total operating expenses	17,082	20,236	18,150	13,218	21,270

Operating income	28,132	10,515	7,545	6,389	830
Interest expense	(16,779)	(16,470)	(14,801)	(11,188)	(12,687)
Debt restructuring costs	—	—	(3,204)	(782)	—
Other income (expense), net	342	(270)	(431)	49	848

Income (loss) before income taxes and cumulative effect of a change in accounting principle	11,695	(6,225)	(10,891)	(5,532)	(11,009)
Provision for income taxes	32	268	120	196	1,122

Net income (loss) before cumulative effect of a change in accounting principle	11,663	(6,493)	(11,011)	(5,728)	(12,131)
Cumulative effect of a change in accounting principle: goodwill impairment	—	—	(34,600)	(34,600)	—

Net income (loss)	$11,663	$(6,493)	$(45,611)	$(40,328)	$(12,131)

Basic and diluted net loss per share					$(1.48)

Weighted average basic and diluted shares outstanding					8,210

Pro forma data (unaudited) (Note 4):
Net loss per share before cumulative effect of a change in accounting principle			$(.11)		$(.15)
Loss per share from cumulative effect of a change in accounting principle: goodwill impairment			(.71)		—

Basic and diluted net loss per share			$(.82)		$(.15)

Weighted average basic and diluted shares outstanding			48,510		48,634

See notes to consolidated financial statements.

CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT AND COMPREHENSIVE OPERATIONS

(In Thousands, Except Units and Shares)

	Class A		Class B		Common Stock				Accumulated Other Comprehensive Income (Loss)
							Paid-In Capital	Accumulated Deficit		Net Stockholders' Deficit	Comprehensive Operations
	Units	Amount	Units	Amount	Shares	Amount
BALANCE, January 1, 2000	300,000	$14	30,002,000	$2,594	—	$—	$5,330	$(115,614)	$—	$(107,676)
Units issued in connection with ITS acquisition	47,671	340	5,948,264	33,960						34,300
Units issued under Unit Purchase Plan			84,801	484						484
Equity distribution								(7,620)		(7,620)
Components of comprehensive income (loss):
Net income								11,663		11,663	$11,663
Foreign currency translation									(212)	(212)	(212)

BALANCE, December 31, 2000	347,671	354	36,035,065	37,038	—	—	5,330	(111,571)	(212)	(69,061)	$11,451

Components of comprehensive income (loss):
Net loss								(6,493)		(6,493)	$(6,493)
Foreign currency translation									(578)	(578)	(578)

BALANCE, December 31, 2001	347,671	354	36,035,065	37,038	—	—	5,330	(118,064)	(790)	(76,132)	$(7,071)

Components of comprehensive income (loss):
Net loss for period January 1, 2002 to November 27, 2002								(42,200)		(42,200)	$(42,200)
Foreign currency translation for the period January 1, 2002 to November 27, 2002									1,941	1,941	1,941
Recapitalization	(347,671)	(354)	(36,035,065)	(37,038)	8,084,974	8	37,384
Net loss for period November 28, 2002 to December 31, 2002								(3,411)		(3,411)	(3,411)
Foreign currency translation for the period November 28, 2002 to December 31, 2002									191	191	191

BALANCE, December 31, 2002	—	—	—	—	8,084,974	8	42,714	(163,675)	1,342	(119,611)	$(43,479)

Issuance of common stock	—	—	—	—	548,627	1	822	—	—	823
Components of comprehensive income (loss):
Net loss								(12,131)		(12,131)	$(12,131)
Foreign currency translation									1,138	1,138	1,138

BALANCE, September 30, 2003	—	$—	—	$—	8,633,601	$9	$43,536	$(175,806)	$2,480	$(129,781)	$(10,993)

See notes to consolidated financial statements.

CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$11,663	$(6,493)	$(45,611)	$(40,328)	$(12,131)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,827	6,694	3,445	2,567	2,700
Amortization of deferred financing costs	955	1,020	1,125	857	206
Stock-based compensation	—	—	—	—	823
Pay-in-kind interest converted to debt	—	—	—	—	2,541
Gain on sale of land	—	—	—	—	(367)
Gain on debt restructuring	—	—	(2,116)	—	—
Write off of deferred financing costs	—	—	2,482	—	—
Cumulative effect of a change in accounting principle:
Goodwill impairment	—	—	34,600	34,600	—
Deferred income taxes	—	56	316	—	—
Other, net	—	—	—	38	12
Net change in operating assets and liabilities, net of effects of acquisition in 2000:
Accounts receivable, net	(6,987)	14,428	2,628	842	(7,200)
Inventories, net	(4,692)	14,150	6,896	6,361	(4,027)
Prepaid expenses and other current assets	(293)	(495)	151	239	(15)
Deposits	(31)	(97)	(183)	(48)	314
Accounts payable	547	(12,571)	(1,680)	113	2,197
Accrued liabilities	306	2,152	3,267	416	(221)
Accrued compensation and benefits	134	(1,362)	(642)	(338)	1,183
Accrued interest payable	301	(492)	58	2,290	(950)
Other long-term liabilities	—	19	425	319	9,756

Net cash provided by (used in) operating activities	6,730	17,009	5,161	7,928	(5,179)

CASH FLOWS FROM INVESTING ACTIVITIES:
Additions to property and equipment	(4,873)	(1,745)	(1,027)	(730)	(1,281)
Net sales (purchases) of short-term investments	(295)	(255)	392	91	377
Acquisition of ITS, net of cash acquired	(51,492)	—	—	—	—
Proceeds from sale of land	—	—	—	—	516

Net cash used in investing activities	(56,660)	(2,000)	(635)	(639)	(388)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving lines of credit	31,852	23,908	8,003	16,133	48,299
Payments on revolving lines of credit	(17,470)	(27,111)	(21,596)	(18,742)	(45,670)
Payments on obligations under capital leases	(833)	(1,075)	(1,216)	(883)	(998)
Payments on long-term debt	(5,201)	(6,416)	(28,317)	(1,830)	(2,537)
Borrowings on long-term debt	8,000	—	44,490	—
Deferred financing costs	(373)	(384)	(834)	(155)	—
Proceeds from sale of units	34,784	—	—	—	—
Equity distribution	(7,231)	(2,119)	—	—	—

Net cash provided by (used in) financing activities	43,528	(13,197)	530	(5,477)	(906)

Cash effect of exchange rate changes	(108)	(73)	856	396	416
Net increase (decrease) in cash and cash equivalents	(6,510)	1,739	5,912	2,208	(6,057)
Cash and cash equivalents, beginning of period	7,363	853	2,592	2,592	8,504

Cash and cash equivalents, end of period	$853	$2,592	$8,504	$4,800	$2,447

SUPPLEMENTAL INFORMATION
Cash paid during the year for interest	$15,309	$15,944	$13,617	$8,354	$2,106

SUPPLEMENTAL DISCLOSURE OF NONCASH TRANSACTIONS
Assets acquired under capital lease obligations	$1,338	$—	$—	$—	$—

        On June 15, 2000, the Company acquired Industrial and Telecommunication Systems and related entities ("ITS") for approximately $43.2 million in cash, plus $1.0 million in acquisition costs and paid off $9.7 million of ITS's debt. In conjunction with the acquisition, liabilities were assumed as follows (in thousands):

Fair Value of tangible assets acquired	$33,435
Goodwill and other related intangibles	45,604
Cash paid for ITS's stock	(43,150)
Repayment of certain assumed debt at closing	(9,722)

Liabilities assumed	$26,167

See notes to consolidated financial statements.

CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 AND NINE MONTHS ENDED

SEPTEMBER 30, 2002 (UNAUDITED) AND 2003

1.    ORGANIZATION

        Cherokee International Corporation reorganized from a California limited liability company and consummated a debt restructuring (the "Restructuring") through a series of transactions collectively referred to as the "Transactions" in November 2002. On November 26, 2002, Cherokee International, LLC, a California limited liability company (the "LLC"), merged with and into Cherokee International Corporation, a Delaware Corporation (the "Company"), with the Company as the surviving entity pursuant to the Agreement and Plan of Merger ("Merger Agreement"). References herein to "Cherokee" and "the Company" refer to Cherokee International, LLC and its consolidated subsidiaries prior to the reorganization and Cherokee International Corporation and its consolidated subsidiaries after the reorganization, and all references to common stock for periods before the reorganization mean our then-issued and outstanding membership interests. As a result of the Transactions, the former unit holders of the LLC became stockholders of the Company, with each of them receiving a number of shares based on their percentage ownership in the LLC. Prior to this exchange, the Company had no operating assets or liabilities and had not yet conducted any operations. On November 27, 2002, as part of the Transactions, the Company amended its previous credit facility, issued $41.0 million of Second Lien Notes, and completed an exchange offer with respect to $100.0 million of Senior Subordinated Notes (Note 6).

  Financial Condition

        As shown in the consolidated financial statements, the Company has a stockholders' deficit of $129.8 million at September 30, 2003 and incurred a net loss of $12.1 million for the nine months ended September 30, 2003 and $45.6 million for the year ended December 31, 2002, which includes the cumulative effect of a change in accounting principle for goodwill impairment of $34.6 million and a special charge for debt restructuring costs of $3.2 million. The Company used $5.2 million of cash in operations for the nine months ended September 30, 2003. During 2001, 2002 and the first quarter of 2003, the Company experienced lower customer demand as a result of unfavorable economic conditions and reduced capital spending, particularly in the information technology and communications equipment industries, which contributed to the negative trends noted above. If the unfavorable economic conditions continue, the Company's financial condition and operating results could be adversely affected. In connection with the Transactions in November 2002, the Company amended its previous credit facility and entered into new Credit Facilities (as defined in Note 6), issued $41.0 million of Second Lien Notes, and completed an exchange offer with respect to $100.0 million of its Senior Subordinated Notes. As a result of the Restructuring, the Company significantly reduced its cash debt service requirements for 2003 and 2004 and substantially improved its working capital and liquidity. In addition to the improved liquidity, the Company has experienced certain favorable trends in its operations during 2003. Net sales and gross profit for the nine months ended September 30, 2003 increased by 7.2% and 12.7%, respectively, over the same period in 2002 primarily due to new design wins with new customers. Further, the Company has taken actions to reduce the cost structure of Cherokee Europe by implementing an operational restructuring plan which became effective during the third quarter of 2003. Although the Company experienced a decrease in operating income for the nine months ended September 30, 2003 compared to the same period in 2002, net sales, gross profit and operating income for the third quarter in 2003 increased significantly from earlier quarters in 2003 and 2002 (unaudited). Considering these factors, management believes that it has sufficient cash and available borrowing under its revolving credit lines to meet the Company's operating and capital requirements for at least the next twelve months.

2.    GENERAL

  Interim Unaudited Consolidated Financial Information

        The accompanying consolidated financial statements for the nine months ended September 30, 2002 are unaudited. In the opinion of management, these consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements included herein and include all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the Company's financial position, results of operations and cash flows. The data disclosed in the notes to the consolidated financial statements for such interim period is also unaudited.

  Acquisitions

        On June 15, 2000, the Company completed its acquisition of Industrial and Telecommunication Systems and related entities ("ITS" or "Cherokee Europe"). The Company paid approximately $43.0 million in cash, acquired net assets (excluding debt) at fair value of approximately $9.0 million, assumed debt of approximately $12.0 million, of which approximately $10.0 million was repaid at closing, and incurred transaction costs of approximately $1.0 million. The Company accounted for the acquisition using the purchase method of accounting and recorded goodwill of approximately $46.0 million in the transaction, which prior to January 1, 2002 was being amortized over 15 years. The Company's statements of operations are consolidated to include Cherokee Europe's operations from the date of acquisition.

  Line of Business

        The Company is a leading designer and manufacturer of power supplies for original equipment manufacturers ("OEMs") in the computing and storage, wireless infrastructure, enterprise networking, medical and industrial markets primarily in the United States and Europe.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Presentation

        The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

  Principles of Consolidation

        The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries, Cherokee Europe and related entities, Cherokee Electronica, S.A. DE C.V. (Electronica), Cherokee India Pvt. Ltd. (India), and Powertel India Pvt. Ltd. (Powertel). Intercompany accounts and transactions have been eliminated.

  Fiscal Year

        The Company's fiscal years 2000, 2001 and 2002 ended on December 31, 2000, December 30, 2001 and December 29, 2002, respectively. The Company's nine-month periods for 2002 and 2003 ended on September 29, 2002 and September 28, 2003, respectively. For convenience, the accompanying consolidated financial statements have been shown as ending on the last day of the calendar month.

  Translation of Foreign Currencies

        Foreign subsidiary assets and liabilities denominated in foreign currencies are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses are translated at the average exchange rate during the year. Transaction gains and losses are included in results of operations and have not been significant for the periods presented. The functional currency of Cherokee Europe is the Euro. The functional currency of Electronica, Powertel and India is the U.S. dollar as the majority of transactions are denominated in U.S. dollars. Translation adjustments related to Cherokee Europe are reflected in other comprehensive operations.

  Cash and Cash Equivalents

        For presentation purposes in the consolidated financial statements, all highly liquid debt instruments purchased with an original maturity date of three months or less are considered to be cash equivalents.

  Short-Term Investments

        Short-term investments, which approximate fair value, consist principally of bank certificates of deposit with original maturity dates of approximately 3-12 months.

  Inventories

        Inventories are valued at the lower of cost (first-in, first-out) or market. Inventory costs include the cost of material, labor, and manufacturing overhead and consist of the following (in thousands):

	December 31,
			September 30, 2003
	2001	2002
Raw material	$14,062	$11,716	$14,333
Work-in-process	3,526	2,575	3,981
Finished goods	3,704	1,660	2,216

	$21,292	$15,951	$20,530

  Property and Equipment

        Depreciation and amortization of property and equipment are provided using the straight-line method over the following estimated useful lives:

Buildings and improvements	5-20 years
Machinery and equipment	5-10 years
Dies, jigs and fixtures	3 years
Office equipment and furniture	3-5 years
Automobiles and trucks	5 years
Leasehold improvements	Lesser of 5 years or life of lease

  Deferred Financing Costs

        The Company capitalizes costs directly related to financing agreements and certain qualified debt restructuring costs, and amortizes these costs over the terms of the related debt.

  Goodwill

        In June 2001, the Financial Accounting Standards Board ("FASB") issued two new pronouncements: SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 prohibits the use of the pooling-of-interest method for business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for by the purchase method that are completed after June 30, 2001. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. The Company adopted SFAS No. 141 in 2001 and there was no material impact on the consolidated financial statements as a result of the adoption. The Company adopted SFAS No. 142 effective January 1, 2002. SFAS No. 142 requires that goodwill and other intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment annually or more frequently when events or circumstances indicate that their carrying value may be impaired. The adoption of SFAS No. 142 resulted in reduced amortization expense of approximately $3.0 million for the year ended December 31, 2002 compared to the year ended December 31, 2001.

        In compliance with the requirements of SFAS No. 142, the Company completed its transitional impairment test as of January 1, 2002. Based on an independent valuation, utilizing discounted cash flow and industry market multiple valuation methodologies, the carrying value of the Cherokee Europe reporting unit exceeded its fair value. Based on this valuation, and unfavorable economic trends in the industries in which Cherokee Europe operates, the Company concluded that goodwill in the amount of $34.6 million was impaired. Accordingly, the Company recorded a non-cash charge of $34.6 million to reduce the carrying value of its goodwill. Such impairment charge is reflected as the cumulative effect of a change in accounting principle as of January 1, 2002 in the accompanying Consolidated Statements of Operations.

        The changes in carrying amount of goodwill for the years ended December 31, 2001 and 2002 and the nine months ended September 30, 2003 are as follows (in thousands):

Balance as of January 1, 2001	$43,956
Amortization expense	(3,039)

Balance as of December 31, 2001	40,917
Impairment loss	(34,600)

Balance as of December 31, 2002 and September 30, 2003	$6,317

        Summarized below is the effect on net income (loss), if the Company had followed the amortization provisions of SFAS No. 142 for all periods presented (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Net income (loss) as reported	$11,663	$(6,493)	$(45,611)	$(40,328)	$(12,131)
Goodwill amortization	1,648	3,039	—	—

Adjusted net income (loss)	$13,311	$(3,454)	$(45,611)	$(40,328)	$(12,131)

  Long-Lived Assets

        Effective January 1, 2002 the Company accounts for the impairment and disposition of long-lived assets in accordance with SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets". In accordance with SFAS No. 144, long-lived assets to be held are reviewed for events or changes in circumstances which indicate that their carrying value may not be recoverable. There was no impairment of the value of such assets for the years ended December 31, 2000, 2001 and 2002 and the nine months ended September 30, 2002 and 2003.

  Fair Value of Financial Instruments

        The amounts recorded for accounts receivable, accounts payable and accrued expenses approximate their fair values based on their short-term nature. The amounts recorded for long-term debt, borrowings under revolving lines of credit and capital lease obligations approximate fair value, as interest is tied to or approximates market rates.

  Income Taxes

        Prior to the Restructuring, the Company was a limited liability company under the provisions of the federal and state tax codes. Under federal laws, taxes based on income of a limited liability company are payable by the Company's individual members. Accordingly, no provision for federal income taxes was provided in the accompanying financial statements relating to the periods prior to the reorganization. Provisions for California franchise tax and fees are not significant for any period presented. The Company's operations in Mexico, India and Belgium are subject to income taxes on earnings generated in those countries.

        The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." In accordance with SFAS No. 109, deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting and their tax basis, and carry-forwards to the extent they are realizable. A deferred tax provision or benefit results from the net change in deferred tax assets and liabilities during the year. A deferred tax asset valuation allowance is recorded if it is more likely than not that all or a portion of the recorded deferred tax assets will not be realized.

  Revenue Recognition

        Revenues from product sales are recognized upon passage of title and shipment of products to customers.

  Credit Risk

        The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for estimated credit losses.

  Stock-Based Compensation

        The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees."

        As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for its employee stock or unit-based compensation plan using the intrinsic value method under APB Opinion No. 25 and provides the expanded disclosures specified in SFAS No. 123, as amended by SFAS No. 148.

        The table below summarizes a reconciliation between net income (loss) as reported and pro forma net income (loss) had compensation cost been determined using the provisions of SFAS No. 123

(in thousands) for the years ended December 31, 2000 and 2001 and the nine months ended September 30, 2002.

	Years Ended December 31,
			Nine Months Ended September 30, 2002
	2000	2001
			(unaudited)
Net income (loss) as reported	$11,663	$(6,493)	$(40,328)
Stock-based employee compensation included in net income (loss), net of tax	—	—	—
Total stock-based employee compensation expense determined under the fair value based method for all awards, net of tax	433	720	349

Net income (loss)—pro forma	$11,230	$(7,213)	$(40,677)

        The table below summarizes a reconciliation between unaudited pro forma net loss and net loss per share (including the pro forma adjustments related to interest expense and income taxes as described in Note 4) and unaudited pro forma net loss and net loss per share had compensation cost been determined using the provisions of SFAS No. 123 (in thousands).

	Year Ended December 31, 2002	Nine Months Ended September 30, 2003
Net loss as reported	$(45,611)	$(12,131)
Stock-based employee compensation included in net loss, net of tax	—	—
Total stock-based employee compensation expense determined under the fair value method for all awards, net of tax	426	68

Net loss—pro forma under SFAS No. 123	(46,037)	(12,199)
Unaudited pro forma adjustments related to interest expense (Note 4)	5,678	4,803

Unaudited pro forma net loss under SFAS No. 123	$(40,359)	$(7,396)

Unaudited pro forma basic and diluted net loss per share under SFAS No. 123	$(0.83)	$(0.15)

Unaudited pro forma basic and diluted net loss per share as reported	$(0.82)	$(0.15)

        For purposes of estimating the compensation cost of the Company's option grants in accordance with SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted average assumptions used for grants during the years ended December 31, 2000, and 2001: expected volatility of zero; risk-free interest rate of 6% in 2000 and 5% in 2001; no dividends; and expected lives of five years. No options were granted for the nine months ended September 30, 2002 and the year ending December 31, 2002. For the nine months ended September 30, 2003 the weighted average assumptions used for grants were expected volatility of zero; risk-free interest rate of 2.73%; no dividends; and expected lives of five years.

  Segment Information

        The Company has adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS No. 131 established standards for reporting information about operating segments in financial reports issued to stockholders. It also established standards for related disclosures about products and services, geographic areas and major customers. The Company is a leading designer and manufacturer of power supplies for OEMs in the computing and storage, wireless infrastructure, enterprise networking, medical and industrial markets. The Company's operating segments consist of Cherokee and its wholly owned subsidiaries located in Europe, Mexico and India. These operating segments have been aggregated into a single reporting segment based on their common operating characteristics.

  Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from such estimates.

  Reclassifications

        Certain items in the prior period consolidated financial statements have been reclassified to conform to the current period presentation.

  Recent Accounting Pronouncements

        In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in EITF 94-9 was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. The Company adopted the provisions of SFAS No. 146 for exit and disposal activities initiated after December 31, 2002.

        In November 2002, the FASB issued Interpretation No. ("FIN") 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," an interpretation of FASB Statements No. 5, 57 and 107, and rescission of FIN 34, "Disclosure of Indirect Guarantees of Indebtedness of Others." FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 while the disclosure requirements are effective for financial statements for interim or annual periods ending after December 15, 2002. The adoption of this interpretation did not have a material impact on the Company's consolidated results of operations or financial position.

        In December 2002, the FASB Issued SFAS No. 148, "Accounting for Stock-Based Compensation Transition and Disclosure." This statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The adoption of SFAS No. 148 did not have a material impact on the Company's consolidated results of operations or financial position.

        In January 2003, the FASB issued FIN 46, "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period ending after December 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company did not have any variable interest entities as of September 30, 2003. The early adoption of this Interpretation did not have a material impact on the Company's consolidated results of operations or financial position.

        In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both debt and equity and requires an issuer to classify the following instruments as liabilities in its balance sheet:

  •
  a financial instrument issued in the form of shares that is mandatorily redeemable and embodies an unconditional obligation that requires the issuer to redeem it by transferring its assets at a specified or determinable date or upon an event that is certain to occur;

  •
  a financial instrument, other than an outstanding share, that embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and requires the issuer to settle the obligation by transferring assets; and

  •
  a financial instrument that embodies an unconditional obligation that the issuer must settle by issuing a variable number of its equity shares if the monetary value of the obligation is based solely or predominantly on (1) a fixed monetary amount, (2) variations in something other than the fair value of the issuer's equity shares, or (3) variations inversely related to changes in the fair value of the issuer's equity shares.

        SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and is effective for all other financial instruments as of the first interim period beginning after June 15, 2003. SFAS 150 is to be implemented by reporting the cumulative effect of a change in accounting principle. The adoption of SFAS 150 did not have a material impact on the Company's consolidated financial statements.

4.    UNAUDITED PRO FORMA INFORMATION

        The unaudited pro forma consolidated balance sheet information at September 30, 2003 reflects the automatic conversion of all of the outstanding Convertible Notes (Note 6) as of September 30, 2003 into shares of common stock immediately prior to the closing of the initial public offering of the Company's common stock and the assumed exercise of all warrants outstanding as of September 30, 2003 into shares of common stock that expire if not exercised prior to the closing of the initial public offering of the Company's common stock.

        The unaudited pro forma net loss per share has been presented to show the effects of the automatic conversion of all $53.4 million of the outstanding convertible notes and assumed exercise of all warrants outstanding as of September 30, 2003 into shares of common stock immediately prior to the closing of the initial public offering of the Company's common stock as if they had been converted on January 1, 2002. The pro forma net loss includes a reduction in interest expense for the Convertible Notes of $5.7 million and $4.8 million, for the year ended December 31, 2002 and the nine months ended September 30, 2003, respectively. Weighted average shares used to calculate pro forma basic and diluted loss per share for the year ended December 31, 2002 and the nine months ended September 30, 2003 were 48.5 million and 48.6 million, respectively, comprised of the following:

	Year Ended December 31, 2002	Nine Months Ended September 30, 2003
Historical weighted shares outstanding (pro forma for the period January 1, 2002 to November 27, 2002)	8,084,974	8,209,571
Assumed exercise of warrants	15,918,008	15,918,008
Assumed conversion of Convertible Notes	24,506,848	24,506,848

	48,509,830	48,634,427

5.    PROPERTY AND EQUIPMENT

        Property and equipment consist of the following (in thousands):

	December 31,
			September 30, 2003
	2001	2002
Land	$1,331	$1,498	$1,686
Building and improvements	4,020	4,648	5,072
Machinery and equipment	15,672	17,455	17,915
Dies, jigs and fixtures	427	427	444
Office equipment and furniture	1,710	1,845	2,398
Automobiles and trucks	192	192	203
Leasehold improvements	3,514	3,998	3,871
Construction in progress	971	219	348

	27,837	30,282	31,937
Less accumulated depreciation and amortization	(13,147)	(16,932)	(19,469)

	$14,690	$13,350	$12,468

        Included in property and equipment are assets under capital leases of $5.0 million, $5.2 million and $5.4 million as of December 31, 2001 and 2002, and September 30, 2003, respectively. Accumulated amortization of assets under capital leases was $2.4 million, $3.4 million and $4.4 million as of December 31, 2001 and 2002, and September 30, 2003, respectively.

6.    DEBT

        Long-term debt consists of the following at (in thousands):

	December 31,
			September 30, 2003
	2001	2002
Term loans, Term A bearing interest at LIBOR plus 4.25% and Term B at LIBOR plus 4.75% (5.41% to 5.91% as of September 30, 2003). Aggregate quarterly principal amounts due of $512,500, remaining unpaid principal and interest due November 30, 2005	$41,801	$15,000	$12,463
Second Lien Notes	—	40,958	43,498
Senior Notes	—	46,630	46,630
Convertible Notes	—	53,370	53,370
Senior Subordinated Notes	100,000	—	—

	141,801	155,958	155,961
Less debt discount	—	(100)	(72)

Total long-term debt, net of debt discount	141,801	155,858	155,889
Less current portion	(7,728)	(2,050)	(2,050)

Total long-term debt	$134,073	$153,808	$153,839

        Presented below are the debt obligation classifications as presented in the consolidated balance sheet (in thousands):

	December 31,
			September 30, 2003
	2001	2002
Long-term debt payable to third parties:
Current	$7,728	$2,050	$2,050
Non-current	134,073	51,495	49,119
Long-term debt payable to affiliates:
Current	—	—	—
Non-current	—	102,313	104,720

Total long-term debt, net of debt discount	$141,801	$155,858	$155,889

        As of September 30, 2003, maturities of long-term debt are as follows (in thousands):

Year ending December 31:
2003 (October 1 - December 31, 2003)	$513
2004	2,050
2005	9,900
2006	43,498
2007	—
2008	100,000

$155,961

        In November 2002, we consummated the Transactions, resulting in the restructuring of our capital structure.

        As part of the Transactions, the Company entered into two senior credit facilities: (i) the amendment and restatement of the previous credit facility, and (ii) a new senior credit facility, both on November 27, 2002 (together, the "Credit Facilities"). The Credit Facilities consist of four term loans with two senior lenders in an aggregate principal amount of $15.0 million and a revolving credit facility with one of the senior lenders (the "Revolver") with a commitment equal to the lesser of (i) $7.6 million and (ii) a borrowing base equal to 85% of our eligible accounts receivable plus 50% of our eligible inventory. The Revolver had additional borrowing availability of $4.9 million at September 30, 2003. The Credit Facilities mature on November 30, 2005. The two Term A loans, in an aggregate principal amount of $12.0 million, bear interest at an annual rate of LIBOR plus 4.25% (5.41% at September 30, 2003) and are payable in quarterly installments of, in the aggregate, $500,000, with the balance due at maturity. The two Term B loans, in an aggregate principal amount of $3.0 million, bear interest at an annual rate of LIBOR plus 4.75% (5.91% at September 30, 2003) and are payable in quarterly installments of, in the aggregate, $12,500, with the balance due at maturity. Revolver borrowings bear interest at an annual rate of either LIBOR plus 4.0% or Prime plus 2.75% (6.75% at September 30, 2003) and are subject to an unused commitment fee. The Credit Facilities are secured by a first-priority lien on substantially all of the Company's domestic assets, the pledge of 65% of the equity of certain of its foreign subsidiaries, and a pledge of the Company's stock owned by its affiliates. The two Credit Facilities each have agreements which contain identical restrictive financial covenants requiring the Company to, among other things, maintain minimum levels of Fixed Charges and Total Interest Coverage, and a maximum level of Senior Indebtedness to EBITDA Ratio (all as defined). The lender under the new credit facility (the "GSC Lender") is an affiliate of GSCP (N.J.), Inc. ("GSC"). As of September 30, 2003, loans to the Company under the Credit Facilities by the GSC Lender consist of one Term A loan in an aggregate principal amount of $8.0 million and one Term B loan in an aggregate principal amount of $2.0 million. Although other affiliates of GSC beneficially owned approximately 30.7% of the Company's common stock on a fully diluted basis, the Company has not classified any of the amounts outstanding under the new Credit Facilities debt as payable to affiliates because the GSC Lender is not deemed to be an affiliate due to the relationship between the GSC Lender and the other GSC affiliates.

        As part of the Transactions, on November 27, 2002, the Company issued $41.0 million of Second Lien Promissory Notes (the "Second Lien Notes"). The Second Lien Notes mature on February 28, 2006. The Second Lien Notes bear interest at an annual rate of 14.5% and are payable in kind with interest added to the Second Lien Notes on May 1 and November 1 of each year, commencing on May 1, 2003, through November 27, 2004, at which time interest is payable in cash at an annual rate of 12.5%, or in certain circumstances, in kind at the annual rate of 14.5%. Accrued interest related to the Second Lien Notes of $2,663,000 is included in other long-term liabilities in the acccompanying balance sheet as of September 30, 2003. The Second Lien Notes are secured by a second-priority lien on substantially all of the Company's domestic assets, the pledge of 65% of the equity of certain of its foreign subsidiaries, and a pledge of the Company's stock owned by its affiliates. As of September 30, 2003, $38.4 million of the outstanding amounts under the Second Lien Notes was held by certain of the Company's affiliates and, accordingly, we have classified such amount as indebtedness payable to affiliates. Affiliates of Oaktree Capital Management, LLC ("Oaktree"), GFI Energy Ventures LLC ("GFI") and GSC held 93.7% of the Second Lien Notes. On a fully diluted basis, as of September 30, 2003, affiliates of Oaktree beneficially owned approximately 44.5% of the Company's common stock, affiliates of GFI beneficially owned approximately 3.0% of the Company's common stock, and affiliates of GSC beneficially owned approximately 31.7% of the Company's common stock. In addition, these affiliates have certain contractual rights to designate representatives to the Company's Board of Directors.

        In connection with the issuance of the Second Lien Notes, the Company issued the purchasers thereunder warrants to purchase up to an aggregate of 9,546,484 shares of the Company's common stock at an exercise price of $0.01 per share. The warrants may be exercised in whole or in part at any time during the period of November 27, 2002 until the earlier of a Public Equity Offering (as defined in the warrant agreement) or November 1, 2008. The fair value of the warrants on November 27, 2002, date of issuance, was equal to or less than the exercise price of $0.01 per share. Accordingly, the Company has not ascribed any amounts to discount the Second Lien Notes. Furthermore, the Second Lien Note holders have no rights to put unexercised or future exercised warrants to the Company.

        As part of the Transactions, on November 27, 2002, the Company exchanged all of the outstanding $100 million aggregate principal amount of its 10 1/2% Senior Subordinated Notes due 2009 for (i) $53.4 million of its 12% Pay-In-Kind Senior Convertible Notes due 2008 ("Convertible Notes"), and (ii) $46.6 million of its 5 1/4% Senior Notes due 2008 (the "Senior Notes") and warrants to purchase shares of the Company's common stock.

        The Convertible Notes mature on November 1, 2008. Interest is payable, in kind at the Company's option with interest added to the Convertible Notes on November 1 of each year, commencing on November 1, 2003. Accrued interest related to the Convertible Notes of $5,906,000 is included in other long-term liabilities in the accompanying balance sheet as of September 30, 2003. The Convertible Notes are secured by a fourth-priority lien on substantially all of the Company's domestic assets and by the pledge of 65% of the equity of certain of its foreign subsidiaries. Upon the affirmative vote of the holders of not less than a majority in aggregate outstanding principal amount of Convertible Notes or completion of a public equity offering, all outstanding Convertible Notes will automatically be converted into shares of the Company common stock, with each $1,000 of principal being initially convertible into 459.19 shares. The fair value of the common stock issuable under the conversion feature embedded in each $1,000 convertible note is equal to or less than the conversion price per share on November 27, 2002, the date of issuance. Accordingly, the Company has not ascribed any amounts to the conversion features. As of September 30, 2003, affiliates of Oaktree, GFI and GSC held approximately $41.9 million, or 78.5%, of the Convertible Notes, and, accordingly, the Company has classified such amount as indebtedness payable to affiliates.

        The Senior Notes also mature on November 1, 2008. Interest is payable on the Senior Notes on May 1 and November 1 of each year, commencing on May 1, 2003. The Senior Notes are secured by a third-priority lien on substantially all of the Company's domestic assets and by a pledge of 65% of the equity of certain of its foreign subsidiaries. As of September 30, 2003, affiliates of GSC held approximately $22.1 million, or 47.5%, of the Senior Notes, and, accordingly, the Company has classified such amount as indebtedness payable to affiliates. Each $1,000 principal amount of Senior Notes was issued with a warrant entitling the holder to purchase 136.64 shares (6,371,524 warrant shares) of the Company's common stock at an exercise price of $0.01 per share. The warrants may be exercised in whole or in part at any time during the period of November 27, 2002 until the earlier of a Public Equity Offering or November 1, 2008. The fair value of the Company's common stock on November 27, 2002, the date of warrant issuance, was equal to or less than the exercise price of $0.01 per share. Accordingly, the Company has not ascribed any amounts to discount the Senior Notes. Furthermore, the Senior Note holders have no rights to put unexercised or future exercised warrants to the Company.

        Cherokee Europe maintains a working capital line of credit of approximately $3.5 million with a Belgian bank, BBL, which is denominated in Euros, collateralized by a pledge in first and second rank over a specific amount of business assets, and requires Cherokee Europe to maintain a certain specific minimum solvency ratio. As of September 30, 2003, Cherokee Europe had no outstanding borrowings under this line of credit and was in compliance with all loan covenants.

        As set forth in the principal agreements governing the Credit Facilities and the Second Lien Notes, the Company is required to comply with certain financial covenants. These covenants include Minimum Fixed Charge Coverage, Minimum Total Interest Coverage, and Maximum Senior Indebtedness to EBITDA Ratio, all as defined. As of March 31, 2003, the Company was not in compliance with certain of the financial covenants set forth in the principal agreements governing the Credit Facilities and the Second Lien Notes. To facilitate its obligation to fund its scheduled interest payment to the holders of the 5 1/4% Senior Notes, the Company requested that the lenders under the Credit Facilities and the requisite holders under the Second Lien Notes waive such non-compliance for the fiscal quarter ended March 31, 2003. As of April 30, 2003, non-compliance with such financial covenants at March 31, 2003 was waived by the lenders and the interest payment on the 5 1/4% Senior Notes was made when due. As of June 30, 2003, the principal agreements governing the Credit Facilities and Second Lien Notes were amended. As of September 30, 2003, the Company was in compliance with all restrictive financial covenants of the amended Credit Facilities and Second Lien Notes. Based on the Company's present expectations, the Company anticipates that it will be in compliance with the above amended financial covenants under its Credit Facilities and Second Lien Notes for the next twelve months.

7.    OTHER LONG-TERM LIABILITIES

        Other long-term liabilities consist of the following (in thousands):

	December 31,
			September 30, 2003
	2001	2002
Long-term portion of restructuring cost liabilities	$—	$—	$1,593
Long service award liabilities	1,217	1,642	1,236
Interst payable related to the Second Lien Notes and Convertible Notes	—	—	8,569

	$1,217	$1,642	$11,398

8.    DEBT RESTRUCTURING COSTS

        During the year ended December 31, 2002, the Company recorded debt restructuring costs of approximately $3.2 million. This amount is comprised of the following (i) the write off of previously capitalized financing costs of $2.5 million as a result of the Transactions in November 2002 and (ii) costs of $2.8 million incurred in restructuring the Company's debt as part of the Transactions that did not qualify to be capitalized. These amounts were partially offset by approximately $2.1 million of a gain on the debt restructuring.

9.    CHEROKEE EUROPE RESTRUCTURING

        In June, 2003, the Company received approval for a restructuring plan (the "European Restructuring") of its operations in Europe from the Workers Union and the appropriate governmental authorities in Belgium. The European Restructuring involves the elimination of a number of operational and administrative positions at the Cherokee Europe facility in Belgium due to unfavorable economic conditions in that market. Pursuant to the European Restructuring, the Company completed the restructuring activities by September 30, 2003 and recorded a restructuring charge of $4.5 million in operating expenses in the statement of operations during the nine months ended September 30, 2003. The European Restructuring costs are comprised entirely of one-time termination benefits to be paid through 2010. The Company has paid $1.2 million through September 30, 2003 under the European Restructuring.

        A reconciliation of the European Restructuring accrual for the period January 1, 2003 through September 30, 2003 is as follows (in thousands):

Balance as of January 1, 2003	$—
Restructuring costs recognized	4,474
Payments	(1,210)

Balance as of September 30, 2003	3,264
Less current portion	1,671

Due after one year	$1,593

10.    COMMITMENTS

        The Company leases certain of its manufacturing facilities under non-cancelable operating leases through 2009. One of the manufacturing facilities is leased from an entity controlled by one current director and one former director of the Company. Rental expense for the years ended December 31, 2000, 2001, and 2002 and the nine months ended September 30, 2002 (unaudited) and 2003 totaled approximately $1.4 million, $1.8 million, $1.2 million, $1.1 million and $1.1 million ($975,000, $1.0 million, $1.0 million, $772,000 and $799,000 to a related entity), respectively.

        The Company has four capital lease contracts, bearing interest ranging from 5.60% to 8.03%. The total monthly principal and interest payments related to these capital leases are approximately $116,000. The leases expire between November 2003 and December 2004.

        A summary of lease commitments as of September 30, 2003 is as follows (in thousands):

	Capital Leases	Operating Leases
Year ending December 31:
2003 (October 1, 2003 to December 31, 2003)	$344	$341
2004	836	1,128
2005	—	1,128
2006	—	1,128
2007	—	1,128
2008	—	1,536
Thereafter

Total minimum lease payments	1,180	$6,389

Less amount representing interest	44

Present value of future minimum lease payments	1,136
Less current portion	914

	$222

As of September 30, 2003, total future minimum payments for operating leases aggregated $6.4 million of which $6.2 million is payable to a related entity.

  Guarantees and Indemnities

        The Company has agreed to indemnify the former owners of ITS (Note 14) acquired by the Company, for product liability, environmental hazard and employment practice claims relating solely to post-acquisition business. The Company also indemnifies its directors and officers to the maximum extent permitted under the laws of the State of Delaware, and various lessors in connection with facility leases for certain claims arising from such facility or lease. The maximum amount of potential future payments under such indemnifications is not determinable. Other than obligations to indemnify directors and officers, no such guarantees or indemnities have been issued in the first nine months of 2003. The Company generally warrants its products for a period ranging up to a year from the date of acceptance of the product by its customers. Warranty costs have historically been minimal.

11.    STOCKHOLDERS' EQUITY (DEFICIT)

  Capitalization

        Prior to the Transactions, the Company's capitalization consisted of Class A and Class B units. Class A units were entitled to one vote per unit and Class B Units were not entitled to vote.

        In November 2002, the Company completed the Transactions (Note 1) and issued 8,084,974 common shares in exchange for 347,671 Class A units and 36,035,065 Class B units utilizing an exchange ratio of .22222 shares of common stock for each Class A or B unit. Common shares are voting, fully paid, nonassessable and are stated at a par value of $0.001 per share.

        In July 2003, the Company issued 548,627 shares of common stock to management for services rendered. As a result, the Company has recorded stock-based compensation of $823,000, representing the estimated fair value of these shares at the date of issuance.

  2002 Stock Option Plan

        In July 2003, the Company adopted the Cherokee International Corporation 2002 Stock Option Plan ("the 2002 Stock Option Plan") under which up to 5,500,000 shares of the Company's common stock may be issued pursuant to the grant of non-qualified stock options to the directors, officers, employees, consultants and advisors of the Company and its subsidiaries. In connection with the adoption of the 2002 Stock Option Plan, the company granted approximately 4,200,000 stock options thereunder. The options typically vest over a four-year period, have a 10 year contractual life and range in exercise price from $1.50 to $2.65 per share. The 2002 Stock Option Plan replaces the 1999 Unit Option Plan that was terminated in connection with the Transactions in 2002.

        Information with respect to stock option activity and stock options outstanding under the 2002 Stock Option Plan at September 30, 2003, was as follows:

	Number of Shares	Option Price Per Share	Weighted Average Price Per Share
Options Outstanding, December 31, 2002	—	$—	$—
Options granted (weighted average fair value of $0.15 per share)	4,240,650	1.50 - 2.65	1.66
Options exercised	—	—	—
Options forfeited	(22,500)	1.50 - 2.65	1.63

Options outstanding, September 30, 2003	4,218,150	1.50 - 2.65	1.66

Options exercisable at September 30, 2003	495,616	$1.50 - 2.65	$2.65

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$1.50	3,518,650	9.83	$1.50	—	$—
2.65	699,500	9.83	2.65	495,616	2.65

	4,218,150			495,616	$2.65

  Unit Option Plan

        In June 1999, the Company adopted the 1999 Unit Option Plan (the "Unit Option Plan") which provides for the issuance to officers and key employees of up to 4,600,000 options to purchase Class B units at an exercise price per unit of not less than 85% of fair value at the date of grant. On November 26, 2002, pursuant to the Merger Agreement, all options and awards granted under the Unit Option Plan were cancelled and the Unit Option Plan was terminated.

        A summary of activity for the Unit Option Plan is presented below:

	Fiscal Year Ended December 31, 2000		Fiscal Year Ended December 31, 2001		Fiscal Year Ended December 31, 2002
	Units	Weighted- Average Exercise Price	Units	Weighted- Average Exercise Price	Units	Weighted- Average Exercise Price
Outstanding at beginning of year	1,130,000	$4.00	2,424,500	$4.90	2,435,500	$4.95
Granted (weighted-average fair value of $1.25 for 2001, $1.44 for 2000	1,340,000	5.63	170,000	5.71	—	—
Exercised	—	—	—	—	—	—
Cancelled	(45,500)	4.11	(159,000)	4.95	(2,435,500)	4.95

Outstanding at end of year	2,424,500	$4.90	2,435,500	$4.95	—	$—

Exercisable at end of year	271,875	$4.00	822,000	$4.62	—	$—

  Unit Purchase Plan

        In June 1999, the Company adopted the 1999 Unit Purchase Plan (the "Unit Purchase Plan") covering an aggregate of 1,500,000 shares of Class B units. The purpose of the Unit Purchase Plan was to enable selected officers, management committee members, employees, consultants and advisors of the Company to purchase Class B units. The price of the Class B units under the Unit Purchase Plan was not be less than 85% of the fair value of the Class B units at the date of grant. The Company granted 84,801 units at $5.71 per unit in 2000, representing fair value consistent with the unit option grants described above. No units were granted during 2001 and 2002. On November 26, 2002, pursuant to the Merger Agreement, the Unit Purchase Plan was terminated.

12.    RETIREMENT PLANS

        The Company maintains a retirement plan (the "401(k) Plan") in which substantially all domestic employees are eligible to participate after completing six months of employment. The 401(k) Plan allows participating employees to contribute up to 15% of the employee's pretax compensation, with the Company making discretionary matching contributions. Company contributions fully vest and are non-forfeitable after the participant has completed five years of service. For the years ended December 31, 2000, 2001 and 2002 the Company elected to contribute approximately $277,000, $208,000 and $209,000, respectively, to the 401(k) Plan. For the nine month periods ended September 30, 2002 (unaudited) and 2003, the Company recognized $130,000 and $127,000 as expense related to 401(k) Plan contributions, respectively. Contributions are generally made after the calendar year end. Administrative costs associated with the 401(k) Plan are paid by participants.

        Cherokee Europe maintains a pension plan for certain levels of staff and management that includes a defined benefit feature. The following represents the amounts related to this defined benefit plan (in thousands):

	June 15, 2000 to December 31, 2000	Year Ended December 31, 2001	Year Ended December 31, 2002	Nine Months Ended September 30, 2003
Change in Benefit Obligation:
Benefit obligation, beginning of period	$—	$2,679	$2,756	$3,556
Benefit obligation acquired	2,873	—	—	—
Benefits paid	—	(136)	(64)	(640)
Effect of exchange rate changes	(42)	(169)	524	354
Service cost and plan participants' contributions	87	152	177	158
Interest cost	88	146	163	155
Actuarial (gain) loss	(327)	84	—	—

Benefit obligation, end of period	$2,679	$2,756	$3,556	$3,583

Change in Plan Assets:
Fair value of plan assets, beginning of period	$—	$2,061	$1,993	$2,659
Fair value of plan assets acquired	1,977	—	—	—
Benefits paid	—	(136)	(64)	(640)
Effect of exchange rate changes	(31)	(126)	387	262
Actual return on plan assets	25	17	122	121
Employer contribution	54	110	136	113
Plan participants' contributions	36	67	85	74

Fair value of plan assets, end of period	$2,061	$1,993	$2,659	$2,589

Unfunded status	$(618)	$(763)	$(897)	$(994)
Unrecognized net actuarial gain	(290)	(99)	(117)	(129)

Accrued pension liability	$(908)	$(862)	$(1,014)	$(1,123)

Components of Net Periodic Benefit Cost:
Service cost	$51	$85	$92	$84
Interest cost	88	146	163	155
Expected return on plan assets	(59)	(110)	(122)	(121)

Net periodic benefit cost	$80	$121	$133	$118

        The weighted-average discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations were 5.75% and 3.65% for the period June 15, 2000 (date of its acquisition) to December 31, 2000, 5.25% and 3.45% for the years ended December 31, 2001, and 2002, and for the nine month period ended September 30, 2003. The expected long-term rate of return on assets was 5.5% for the period from June 15, 2000 (date of its acquisition) to December 31, 2000, the years ended December 31, 2001 and 2002, and the nine month period ended September 30, 2003.

13.    CONCENTRATION OF NET SALES

        The Company recorded revenues of greater than 10% of total revenues from the following customers:

	Years Ended December 31,			Nine Months Ended September 30,
Customer
	2000	2001	2002	2002	2003
				(unaudited)
A	11%	—%	20%	21%	18%
B	13	—	—	—	—
C	—	—	—	10	—
D	—	—	—	—	11

        The Company recorded accounts receivable balances of greater than 10% of total net receivables from the following customers:

	As of December 31,		As of September 30,
Customer
	2001	2002	2003
A	16%	22%	28%
C	11	—	—

        Although not anticipated, a decision by a major customer to decrease the amount purchased from the Company or to cease purchasing the Company's products would have an adverse effect on the Company's financial position and results of operations.

        The Company sells its power supply products to OEMs in the computing and storage, wireless infrastructure, enterprise networking, medical and industrial markets. These activities are managed as a single business and have been aggregated into a single reportable operating segment. For the years ended December 31, 2000, 2001 and 2002, and the nine months ended September 30, 2002 (unaudited) and 2003, net sales by region were as follows (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
United States	$89,636	$58,936	$44,425	$34,314	$38,727
Europe	46,277	61,179	49,746	36,976	32,510
Other	7,262	1,879	2,122	2,217	7,583

	$143,175	$121,994	$96,293	$73,507	$78,820

        The Company's long-lived assets located outside of the United States were $9.4 million, $9.6 million and $9.8 million as of December 31, 2001 and 2002, and September 30, 2003, respectively.

14.    ACQUISITION

        On June 15, 2000, the Company completed its acquisition of ITS, one of Europe's leading designers and manufacturers of custom power supplies for OEM's primarily in the wireless infrastructure industry. The Company paid approximately $43 million in cash, acquired net assets (excluding debt) at fair value of approximately $9 million, assumed debt of approximately $12 million, of which approximately $10 million was repaid at closing, and incurred transaction costs of approximately $1 million. The Company recorded goodwill and other related intangibles of approximately $46 million in the transaction, which prior to the adoption of SFAS 142 effective January 1, 2002 was being amortized over 15 years.

        The acquisition, including the repayment of certain assumed debt at closing, was financed with approximately $34 million of cash proceeds from the issuance and sale of new members' equity units, approximately $13 million of borrowings under the Company's then existing bank credit agreement, as amended, and utilization of available cash.

        The Company's unaudited pro forma net sales and net income as if the acquisition of ITS had occurred as of the beginning of the year ended December 31, 2000 is as follows (in thousands):

Net sales	$167,970

Net income	$11,439

        The pro forma operating results above include the results of operations for ITS for the year ended December 31, 2000 with goodwill and other related intangibles amortization along with other relevant adjustments to reflect fair value of the acquired assets. Additionally, the pro forma operating results include pro forma interest expense on the assumed acquisition borrowings.

        The results of operations reflected in the pro forma information above are not necessarily indicative of the results which would have been reported if the acquisition had been effected at the beginning of 2000.

15.    INCOME TAXES

        Income (loss) before income taxes consists of the following components (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
United States	$14,011	$97	$(9,045)	$(4,856)	$(4,309)
Foreign	(2,316)	(6,322)	(1,846)	(676)	(6,700)

	$11,695	$(6,225)	$(10,891)	$(5,532)	$(11,009)

        The provision for current and deferred income taxes consists of the following:

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Current:
Federal	$—	$—	$—	$—	$—
State	—	—	2	1	1
Foreign	32	212	118	195	1,121

Total current	32	212	120	196	1,122

Deferred:
Federal	—	—	—	—	—
State	—	—	—	—	—
Foreign	—	56	—	—	—

Total deferred	—	56	—	—	—

Total Provision	$32	$268	$120	$196	$1,122

        As described in Note 3, no federal income tax provision has been made because the Company, until November 26, 2002, was a limited liability company for U.S. income tax purposes and was not subject to tax. On November 26, 2002, the Company converted to a C corporation, and will be subject to federal and state taxes in the United States. Foreign income taxes have been provided for all applicable jurisdictions. For the nine months ended September 30, 2003 foreign taxes include estimated tax penalties related to tax assessments in India.

        Our effective tax rate differs from the federal statutory rate of 35% as follows (in thousands):

	Years Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
				(unaudited)
Worldwide pre-tax income (loss) at 35%	$4,093	$(2,179)	$(15,823)	$(14,046)	$(3,853)
U.S. income not subject to federal tax	(4,904)	(34)	2,216	1,699	—
Foreign taxes	32	268	175	195	1,122
Goodwill amortization and impairment	456	843	12,110	12,110	—
Change in valuation allowance	753	1,019	1,216	238	5,111
Interest expense	—	—	—	—	(1,355)
Other	(398)	351	226	—	97

Total	$32	$268	$120	$196	$1,122

        In the opinion of management, it is more likely than not that deferred tax assets will not be realized in the foreseeable future. Accordingly, management has determined that a full valuation allowance was required as of December 31, 2000, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003 for all the deferred tax assets.

        The Company's deferred income taxes are comprised of the following (in thousands):

	Years Ended December 31,
			Nine Months Ended September 30, 2003
	2001	2002
Employee benefit accrual	$221	$244	$223
Pension liability	305	—	—
Inventories	(320)	692	(137)
Fixed assets	316	479	532
Other reserves and credits	353	880	883
Net operating loss carryforwards	3,049	5,602	14,648
Tax basis step up from 1999 recapitalization	—	46,921	43,780
Less: Valuation allowance	(3,980)	$(54,818)	(59,929)

Net deferred tax asset (liability)	$(56)	$—	$—

        Federal and state net operating loss carryforwards are $4.4 million and $2.6 million, respectively at December 31, 2002. Federal net operating losses expire in 2017 and state losses expire in 2009. Foreign net operating losses were $12.2 million at December 31, 2002. The change in the valuation allowance for the year ended December 31, 2001 is an increase of $958,000 and an increase of $57,000 for the period from June 15, 2000 (date of acquisition of ITS) to December 31, 2000. Approximately $2.2 million of the Company's valuation allowance relates to acquired deferred tax assets at December 31, 2001 and 2000. If these acquired deferred tax assets are realized in the future, the tax benefit will be credited to goodwill. The change in valuation allowance for the year ended December 31, 2002 is an increase of $51.1 million. Of this amount, $49.6 million relates to the conversion from an LLC to a C corporation for U.S. tax purposes. The deferred tax asset for the tax basis step up from the 1999 recapitalization is being recorded in the current year due to the conversion from an LLC to a C corporation.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale and distribution of the securities being registered. All amounts shown are estimates, except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and The NASDAQ National Market application fee.

SEC registration fee		$7,443
NASD filing fee		9,700
The NASDAQ National Market application fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be completed by amendment.

Item 14. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to Cherokee International Corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

        Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

        Article Fifth of Cherokee International Corporation's certificate of incorporation provides that a director of Cherokee International Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. In addition, Article Seventh of Cherokee International Corporation's certificate of incorporation provides that the Corporation shall indemnify its directors and officers to the fullest extent permitted by Delaware law, including the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition.

        Article VIII, Section 8 of the bylaws of Cherokee International Corporation provides that the Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust employee benefit plan or other enterprise against any expense, liability or loss incurred by such person in any such capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the bylaws of the Corporation.

        Prior to the completion of this offering, we intend to enter into indemnification agreements with our directors and officers. The indemnification agreements provide indemnification to our directors and officers under certain circumstances for acts or omissions which may not be covered by directors' and officers' liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. We have also obtained directors' and officers' liability insurance, which insures against liabilities that our directors or officers may incur in such capacities.

Item 15. Recent Sales of Unregistered Securities

        In November 2002, we conducted an exchange offer with the holders of our 10 1/2% senior subordinated notes pursuant to which we issued, at each note holder's option, (1) units consisting of 5 1/4% senior notes and warrants to purchase our common stock, or (2) 12% senior convertible notes, in each case in exchange for $100 million aggregate principal amount of our senior subordinated notes. As a result of the exchange offer, we issued approximately $46.6 million aggregate principal amount of our 5 1/4% senior notes and warrants to purchase approximately 6.4 million shares of our common stock, and approximately $53.4 million aggregate principal amount of our 12% senior convertible notes. These securities were issued in a transaction exempt from the registration requirements of the Securities Act in reliance on Section 3(a)(9) of the Securities Act.

        In November 2002, concurrently with the exchange offer, we issued approximately $41.0 million in second lien notes and warrants to purchase approximately 9.5 million shares of our common stock to eight accredited investors as part of a recapitalization of our then-existing debt. These securities were issued in a transaction exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act.

        In November, 2002, concurrently with the exchange offer, we reorganized from a California limited liability company into a Delaware corporation. Prior to the reorganization, Cherokee International LLC had issued and outstanding 347,671 Class A Units and 36,035,065 Class B Units, for a total of 36,382,736 units. As part of the plan of merger from a limited liability company into a Delaware corporation, each unit was converted into 0.22222 fully paid and nonassessable shares of common stock. After consummation of the transaction, the then-existing owners of the limited liability company held 8,084,974 shares of our common stock. These shares of common stock were issued in a transaction exempt from the registration requirements of the Securities Act in reliance on Section 4(2) of the Securities Act.

Item 16.

(a)
Exhibits

Exhibit No.	Document
1.1	Form of Underwriting Agreement*
2.1	Stock Purchase Agreement, dated as of May 24, 2000, by and between Cherokee International, LLC, and Panta Electronics B.V.
2.2	Agreement and Plan of Merger, dated as of November 26, 2002, by and between Cherokee International, LLC and Cherokee International Corporation
3.1	Amended Certificate of Incorporation of Cherokee International Corporation*
3.2	By-Laws of Cherokee International Corporation*
4.1	Indenture, dated as of November 27, 2002, between Cherokee International Corporation, as issuer, and U.S. Bank, N.A., as trustee, relating to the 5 1/4% Senior Notes due 2008
4.2	Form of 5 1/4% Senior Notes due 2008
4.3	Stockholders Agreement, dated as of November 27, 2002, by and among the Cherokee International Corporation and its Security Holders party thereto*
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, related to the shares of common stock being sold in the initial public offering*
10.1	Lease Agreement, dated as of April 30, 1999, by and between Ganpat I. Patel and Manju G. Patel, Trustees of the Patel Family Trust dated July 17, 1987, as to an undivided two-thirds interest, and Kenneth O. King and Arlene King, husband and wife as joint tenants, as to an undivided one-third interest, as tenants in common, and Cherokee International Corporation
10.2	Amended and Restated Credit Agreement, dated as of November 27, 2002, by and among Cherokee International Corporation, as borrower, and Heller Financial Inc., as agent and lender, and the lenders party thereto
10.3	Waiver and First Amendment to Amended and Restated Credit Agreement, dated as of June 30, 2003, by and among Cherokee International Corporation, Heller Financial, Inc., as agent and lender, and the lenders party thereto
10.4	Credit Agreement, dated as of November 27, 2002, by and among Cherokee International Corporation, as borrower, and GSC Partners Gemini Fund Limited, as lender, U.S. Bank, N.A., as agent, and the lenders party thereto
10.5	Waiver and First Amendment to Credit Agreement, dated as of June 30, 2003, by and among Cherokee International Corporation, GSC Partners Gemini Fund Limited, as lender, and the lenders party thereto
10.6	Security Agreement, dated as of November 27, 2002, between Cherokee International Corporation and U.S. Bank, N.A., as agent (relating to 5 1/4% Senior Note Indenture)
10.7	Trademark Security Agreement, dated as of November 27, 2002, between Cherokee International Corporation and U.S. Bank, N.A., as agent (relating to 5 1/4% Senior Note Indenture)
10.8	Pledge Agreement, dated as of November 27, 2002, between Cherokee International Corporation and U.S. Bank, N.A., as agent (relating to 5 1/4% Senior Note Indenture)
10.9	Pledge Agreement, dated as of November 27, 2002, between Cherokee Netherlands I B.V. and U.S. Bank, N.A., as agent (relating to 5 1/4% Senior Note Indenture)
10.10	Form of Officer and Director Indemnification Agreement*
10.11	2002 Stock Option Plan
10.12	Form of 2002 Stock Option Agreement
10.13	2003 Omnibus Stock Incentive Plan*
10.14	Form of 2003 Stock Option Agreement*
10.15	2003 Employee Stock Purchase Plan*
10.16	July 30, 2003 Stock Plan*

21.1	List of Subsidiaries
23.1	Consent of Deloitte & Touche LLP, Independent Auditors
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page of the Registration Statement)

*
To be filed by subsequent amendment.

(b)
Financial Statement Schedules

  Schedule II—Valuation and Qualifying Accounts

CHEROKEE INTERNATIONAL CORPORATION
SCHEDULE II VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

	Balance At Beginning of Period	Charged (Credited) to Cost And Expenses	Acquired Balance	Deductions	Balance At End of Period
Allowance for Doubtful Accounts:
Year ended December 31, 2000	$175	$96	$73	$(84)	$260
Year ended December 31, 2001	260	113	—	(136)	237
Year ended December 31, 2002	237	51	—	(114)	174
Nine months ended September 30, 2003	174	50	—	(93)	131
Reserve for Inventory Obsolescence:
Year ended December 31, 2000	$996	$997	$990	$(516)	$2,467
Year ended December 31, 2001	2,467	1,714	—	(605)	3,576
Year ended December 31, 2002	3,576	960	—	(184)	4,352
Nine months ended September 30, 2003	4,352	402	—	(804)	3,950

Item 17. Undertakings

  (a)
  The undersigned Registrant hereby undertakes to provide to the underwriters at the closing certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

  (b)
  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the provisions described in "Item 14—Indemnification of Directors and Officers" above, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification by the Registrant against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (c)
  The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Cherokee International Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tustin, State of California, on November 25, 2003.

CHEROKEE INTERNATIONAL CORPORATION

By:	/s/ Jeffrey M. Frank Jeffrey M. Frank President and Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jeffrey M. Frank and Van Holland, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement (and any registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended, for the offering which this registration statement relates) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Jeffrey M. Frank Jeffrey M. Frank	President, Chief Executive Officer and Director (Principal Executive Officer)	November 25, 2003
/s/ Van Holland Van Holland	Chief Financial Officer (Principal Financial and Accounting Officer)	November 25, 2003
/s/ Pat Patel Pat Patel	Chairman, Founder and Director	November 25, 2003
/s/ Bud Patel Bud Patel	Executive Vice President and Director	November 25, 2003

/s/ Anthony Bloom Anthony Bloom	Director	November 25, 2003
/s/ Christopher Brothers Christopher Brothers	Director	November 25, 2003
/s/ Clark Michael Crawford Clark Michael Crawford	Director	November 25, 2003
/s/ Stephen Kaplan Stephen Kaplan	Director	November 25, 2003
/s/ Ian Schapiro Ian Schapiro	Director	November 25, 2003

EXHIBIT INDEX

Exhibit No.	Document
1.1	Form of Underwriting Agreement*
2.1	Stock Purchase Agreement, dated as of May 24, 2000, by and between Cherokee International, LLC, and Panta Electronics B.V.
2.2	Agreement and Plan of Merger, dated as of November 26, 2002, by and between Cherokee International, LLC and Cherokee International Corporation
3.1	Amended Certificate of Incorporation of Cherokee International Corporation*
3.2	By-Laws of Cherokee International Corporation*
4.1	Indenture, dated as of November 27, 2002, between Cherokee International Corporation, as issuer, and U.S. Bank, N.A., | as trustee, relating to the 5 1/4% Senior Notes due 2008
4.2	Form of 5 1/4% Senior Notes due 2008
4.3	Stockholders Agreement, dated as of November 27, 2002, by and among the Cherokee International Corporation and its Security Holders party thereto*
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, related to the shares of common stock being sold in the initial public offering*
10.1	Lease Agreement, dated as of April 30, 1999, by and between Ganpat I. Patel and Manju G. Patel, Trustees of the Patel Family Trust dated July 17, 1987, as to an undivided two-thirds interest, and Kenneth O. King and Arlene King, husband and wife as joint tenants, as to an undivided one-third interest, as tenants in common, and Cherokee International Corporation
10.2	Amended and Restated Credit Agreement, dated as of November 27, 2002, by and among Cherokee International Corporation, as borrower, and Heller Financial Inc., as agent and lender, and the lenders party thereto
10.3	Waiver and First Amendment to Amended and Restated Credit Agreement, dated as of June 30, 2003, by and among Cherokee International Corporation, Heller Financial, Inc., as agent and lender, and the lenders party thereto
10.4	Credit Agreement, dated as of November 27, 2002, by and among Cherokee International Corporation, as borrower, and GSC Partners Gemini Fund Limited, as lender, U.S. Bank, N.A., as agent, and the lenders party thereto
10.5	Waiver and First Amendment to Credit Agreement, dated as of June 30, 2003, by and among Cherokee International Corporation, GSC Partners Gemini Fund Limited, as lender, and the lenders party thereto
10.6	Security Agreement, dated as of November 27, 2002, between Cherokee International Corporation and U.S. Bank, N.A., as agent (relating to 5 1/4% Senior Note Indenture)
10.7	Trademark Security Agreement, dated as of November 27, 2002, between Cherokee International Corporation and U.S. Bank, N.A., as agent (relating to 5 1/4% Senior Note Indenture)
10.8	Pledge Agreement, dated as of November 27, 2002, between Cherokee International Corporation and U.S. Bank, N.A., as agent (relating to 5 1/4% Senior Note Indenture)
10.9	Pledge Agreement, dated as of November 27, 2002, between Cherokee Netherlands I B.V. and U.S. Bank, N.A., as agent (relating to 5 1/4% Senior Note Indenture)
10.10	Form of Officer and Director Indemnification Agreement*
10.11	2002 Stock Option Plan
10.12	Form of 2002 Stock Option Agreement
10.13	2003 Omnibus Stock Incentive Plan*
10.14	Form of 2003 Stock Option Agreement*
10.15	2003 Employee Stock Purchase Plan*
10.16	July 30, 2003 Stock Plan*
21.1	List of Subsidiaries
23.1	Consent of Deloitte & Touche LLP, Independent Auditors
23.2	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (contained in Exhibit 5.1)*
24.1	Power of Attorney (included on signature page of the Registration Statement)

*
To be filed by subsequent amendment.

QuickLinks

TABLE OF CONTENTS
Dealer Prospectus Delivery Obligation
PROSPECTUS SUMMARY
Cherokee International Corporation
The Offering
Summary Consolidated Financial Data
RISK FACTORS
Risks Relating to Our Company and Industry
Risks Relating to this Offering
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
Summary Compensation Table
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
DESCRIPTION OF CERTAIN DEBT
SHARES ELIGIBLE FOR FUTURE SALE
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS (In Thousands, Except Units and Shares)
CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS (In Thousands, Except Per Share Amounts)
CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT AND COMPREHENSIVE OPERATIONS
CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS (In Thousands)
CHEROKEE INTERNATIONAL CORPORATION AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 AND NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED) AND 2003
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16.
  Item 17. Undertakings
SIGNATURES
EXHIBIT INDEX